SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of April 2006

Commission File Number 1-15028

China Unicom Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): _X_.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): __.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

Exhibit index is on page 2



EXHIBITS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: April 19, 2006

By: ______________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer


China
unicom中国联通

CHINA UNICOM LIMITED
Incorporated in Hong Kong with limited liability under the Companies Ordinance

[Connecting you freely]

Annual Report 2005
Stock Code: 0762





Contents

Company Profile

China Unicom Limited (the "Company") was incorporated in Hong Kong in February 2000.

The Company was listed on the New York Stock Exchange and the Stock Exchange of Hong Kong on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index.

China United Telecommunications Corporation ("Unicom Group") is the major shareholder of the Company. As of 31 December 2005, Unicom Group indirectly and effectively holds 57.87% of shares in the Company through China Unicom (BVI) Limited and China United Telecommunications Corporation Limited. The public investors of the A Share market in Shanghai indirectly and effectively hold 19.47% of shares in the Company. The remaining 22.66% of shares in the Company are held by public investors in Hong Kong and New York.

At present, the Company is engaged in the cellular business (both GSM and CDMA) in 30 provinces, municipalities and autonomous regions in China through China Unicom Corporation Limited, the provision of international and domestic long distance calls, data and Internet services, and other related telecommunication value-added businesses.

As to its cellular business, the Company is one of the two mobile telecommunications operators in the PRC. As of 31 December 2005, the Company had a total number of 127.794 million subscribers for its GSM and CDMA cellular businesses and was the third largest mobile telecommunication operator in the world in terms of subscribers. As for the number of CDMA subscribers, the Company reached 32.722 million and was ranked as the second largest CDMA cellular operator in the world.

The Company has constructed the second largest broadband optical fiber transmission network in the PRC as a shared platform that supports the operations of cellular business, international and domestic long distance calls, data and Internet. This network has provided a good support for network resources to facilitate the rapid development of the Company's various businesses.

The Company operates telecommunications businesses in Hong Kong and USA through its wholly-owned subsidiary China Unicom International Limited. In March 2005, China Unicom (Macau) Limited won the CDMA license in Macau Special Administrative Region. On 18 October, the Company completed the construction of CDMA network and launched the service in Macau to provide roaming services for CDMA users.



China Unicom's office building in Beijing

Financial Highlights

For purpose of analysis, the comparative figures in prior years have been restated in accordance with disclosure requirements under new and revised HKFRSs adopted in 2005.

	2005 RMB in million	2004 (Restated) RMB in million
Revenue	**87,049**	79,087
Profit for the year	**4,931**	4,493
Basic Earnings Per Share	**RMB39.2 cents**	RMB35.8 cents
Diluted Earnings Per Share	**RMB39.1 cents**	RMB35.7 cents
EBITDA	**28,438**	26,971



Revenue
(RMB in million)
28,847
40,243
67,153
79,087
87,049
01 02 03 04 05
EBITDA
(RMB in million)
13,556
18,587
25,000
26,970
28,438
01 02 03 04 05
Profit for the year
(RMB in million)
4,660
4,649
4,268
4,493
4,931
01 02 03 04 05
Basic earnings per share
(RMB in cents)
37.4
37.2
34.1
35.8
39.2
01 02 03 04 05

Corporate Information

Directors

Chang Xiaobing
Chairman and Chief Executive Officer

Shang Bing
Executive Director and President

Tong Jilu
Executive Director and Chief Financial Officer

Li Jianguo
Executive Director

Yang Xiaowei
Executive Director and Vice President

Li Zhengmao
Executive Director and Vice President

Li Gang
Executive Director and Vice President

Zhang Junan
Executive Director and Vice President

Lu Jianguo
Non-Executive Director

Wu Jinglian
Independent Non-Executive Director

Shan Weijian
Independent Non-Executive Director

Cheung Wing Lam, Linus
Independent Non-Executive Director

Wong Wai Ming
Independent Non-Executive Director

Audit Committee

Wong Wai Ming (Chairman)
Wu Jinglian
Shan Weijian
Cheung Wing Lam, Linus

Remuneration Committee

Wu Jinglian (Chairman)
Cheung Wing Lam, Linus
Lu Jianguo

Qualified Accountant and Company Secretary

Chu Ka Yee

Auditors

PricewaterhouseCoopers

Legal Advisors to the Company

Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

Registered Office

75th Floor, The Center,
99 Queen's Road Central,
Hong Kong
Tel: (852) 2126 2018

Subsidiaries

China Unicom Corporation Limited
No. 133A, Xidan North Street,
Xicheng District,
Beijing 100032, P.R. China
Tel: (86) 10 66505588

China Unicom International Limited
25/F., 1 Peking Road,
Tsimshatsui, Kowloon,
Hong Kong.
Tel: (852) 2621 3868

Share Registrar

Hong Kong Registrars Limited
46th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

American Depositary Receipts Depositary

The Bank of New York
101 Barclay Street,
New York, NY 10286,
USA

Publications

Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 June 2006. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong
China Unicom Limited
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

United States
The Bank of New York
101 Barclay Street,
New York, NY 10286,
USA

Company Website

www.chinaunicom.com.hk

Major Events for 2005

1st Quarter

March

- On 28 March, our ATM+IP Unified Platform was honoured with First Prize in "National Technological Innovation". This is the first time that a project from the PRC's telecommunications industry has received this accolade.


2nd Quarter

April

- On 12 April, the Company announced the launch of the "Worldwind" dual-mode card business.



June

- On 20 June, to celebrate the 5th anniversary of the listing, Chairman Chang Xiaobing rang the Opening Bell at the New York Stock Exchange.
- On 21 June, the Unicom Group and the Legend Group signed a business cooperation agreement on Legend's notebook computers and "U-Net" business.

3rd Quarter

July

- On 19 July, the Company completed the issue of $10 billion short-term notes.

4th Quarter



October

- On 18 October, the Company successfully launched the CDMA network in Macau to provide roaming services for CDMA users in Macau. This was the first time a domestic telecommunications operator launched a mobile communication network outside Mainland China.

November

- On 16 November, the Company's "Sichuan Agriculture Information Online" project received Top Prize in UN Summit on Information Society.

December

- On 16 December, the Company's G&C dual-mode mobile communication system was recognized with First Prize by the National Communication Academy.
- On 29 December, the Unicom Group and the Chinese Table Tennis Association entered into full strategic partnership.


乒乓联通世界



Chang Xiaobing Chairman and CEO

2005 saw the Company strive to adopt development strategies that were consistently rational, practical and active. The implementation of these strategies enabled us to drive the transformation of our business model and helped to accelerate growth effectively. The year just ended was notable for the stable development of all business areas and a steady rise in business revenues. The year was also marked by an increase of the Company's profitability level and strengthening of internal control management.

Our business revenue demonstrated stable growth. For the year of 2005, the Company's revenue reached RMB87.05 billion, an increase of 10.1% over 2004. Revenue from our cellular business totaled RMB82.46 billion. Revenue from the GSM business was RMB52.14 billion, an increase of 9.7% from 2004. Revenue from our CDMA business also grew, rising 16.4% to reach RMB30.32 billion. Revenue from our value-added cellular business surged to RMB11.96 billion, an increase of 65.2% from 2004, accounting for 15.0% of total service revenue generated by our cellular business, making it an important new revenue source of the cellular business. Revenue from the long-distance, data and Internet business amounted to RMB4.59 billion.

In 2005, the Company's profit for the year was RMB 4.93 billion, representing an increase of 9.7% over 2004. Earnings per share during the year were RMB0.392. EBITDA was RMB28.44 billion and EBITDA margin reached 32.7%. Free cash flow for the year was RMB13.19 billion. The liabilities-to-assets ratio was further improved.

The Board of Directors is pleased to announce that it has recommended the payment of a final dividend of RMB0.11 per share for 2005. If the proposed dividend is approved at the Company's Annual General Meeting, the Company will pay the dividend around 8 June 2006.

Review of 2005

The transformation of business model driving all businesses to grow effectively

During 2005, the Company actively pursued a business model that emphasized efficiency rather than scale. This involved our subjecting investment costs to greater control and our optimizing of investment structures to further enhance investment effectively. The year just ended also saw the Company implement strict control on costs and expenses, with a particular emphasis on improving the relationship between sales and marketing costs and business revenues. While maintaining its market-oriented and market segmentation strategies, the Company implemented a new brand sales and marketing strategy with "Worldwind", "U-Power", "Ruyi Tong" and "Unicom Horizon" brands as its core drivers. The Company further managed to stabilize tariff through management enhancement and package integration. The Company also added an appropriate number of self-owned sales outlets and further accelerated the development of social sales and marketing channels. As a result, our subscriber number, revenue scale and profits all continued to increase steadily throughout the year.

As at 31 December 2005, the Company had a total of 127.794 million cellular subscribers, with a net addition of 15.713 million cellular subscribers, representing 34.5% of the China cellular market.

In accordance with our guiding principle of emphasizing both the development and maintenance of our GSM business, 2005 saw us establish and improve customer maintenance systems. Our ultimate goal was to stabilize our subscriber base and ARPU value and to increase profits via the expansion of new markets and the improved control of bad debts. As at 31 December 2005, our GSM subscriber base reached 95.072 million subscribers, with a net addition of 10.805 million subscribers.

Our CDMA business involved a significant drive in transforming the CDMA sales and marketing model, with particular emphasis on the expenditure effectiveness of sales and marketing costs. Specific tasks undertaken in this area included strengthening the management of handsets purchasing. Such strategies played a vital role in effectively reducing the cost of, and inventory risks associated with CDMA handsets, and also helped to significantly reduce amortisation pressure on future handsets. As a result, the operating effectiveness of our CDMA business was greatly improved and the business achieved profitability during the second half of 2005. As at 31 December 2005, our CDMA subscriber base reached 32.722 million subscribers, a net addition of 4.908 million subscribers.

Our integrated approach of merging mobile voice offerings has succeeded in propelling differentiated operations for our products and services. This has in turn paved the way for the rapid development of our value-added cellular business. During 2005, our SMS volume reached 54.53 billion messages, an increase of 23.3% over 2004. The subscriber base for our "Cool Ringtone" service has also grown and now exceeds 21.949 million subscribers. By the end of the year, the subscriber base for our CDMA 1X wireless data service stood at 15.050 million subscribers, an increase of 72.7% over last year.

In the areas of long-distance, data and Internet, the Company has actively adjusted its product structure and strengthened the integration of its mobile and fixed network resources. These steps have enabled us to commence development of effective businesses in regions with high sales potential. Our long-distance, data and Internet business volume has continued to grow steadily. During 2005, outgoing calls for international and domestic long distance telephone business reached 25.21 billion minutes, an increase of 4.8% over last year.

Further enhancement of communication network quality and customer service standards

Leveraging its requirements for market development, the Company has strengthened the optimization of communication networks in order to ensure their stable quality. We have also significantly increased our GSM network's capacity in regions with high effectiveness and tight network resources. In some cities, we have even upgraded our GSM networks to GPRS. Our core focus in our CDMA network growth has been on optimizing indoor coverage which further demonstrates the many advantages of this high quality service. The strengthening of our interconnection and inter-communication capabilities has also helped us to expand the scope of our international roaming service and increase the quality of intra-network communications and international roaming. As at 31 December 2005, roaming services for our GSM network had been launched with 248 operators in 118 countries and regions. We have also launched CDMA network roaming services with 18 operators in 15 countries and regions. Wireless connectivity rates for our GSM and CDMA networks achieved respective figures of 98.7% and 99.8%.

The last year saw the Company continue to make positive efforts in integrating resources, optimizing service flows and further enhancing the services provided at its Customers' Club, as well as strengthening cooperation with value-added service providers. The result of our endeavors was a marked reduction in the number of customer complaints. The implementation of a professional customer service certification system has also helped the Company to further improve its service standards and heighten customer satisfaction levels.

Further improvements in internal control and corporate governance

In 2005, we further improved our internal control system and control procedures by reference to relevant regulatory requirements including those laid down in the Sarbanes-Oxley Act. The year also saw us rationalize our business flow in order to better identify risk control targets. Additional measures in this area included the development of an internal control manual to improve relevant systems, the offering of tailored training for internal control staff and the detailing of internal control responsibilities to each staff member. Internal control was also included as part of the Company's performance appraisal for all relevant staff to ensure effective implementation.

Achievements on technical innovations and the development of international operation

In 2005, our ATM+IP Unified Platform was honoured with First Prize in "National Technological Innovation". Our "Sichuan Agriculture Information Online" project also received Top Prize in UN Summit on Information Society, while our pioneering G&C dual-mode mobile communication system was recognised with First Prize by the National Communication Academy.

On 18 October 2005, the launch of our new CDMA network in Macau made us the first mainland Chinese telecommunications operator to provide mobile communications services outside Mainland China.

Outlook for 2006

China Unicom will face a myriad of new development opportunities and challenges in 2006. The Company will respond by continuing to adopt development strategies that are consistently rational, practical and active. Our teams will also strive to deepen the transformation of the Company's proven business model and endeavor to optimize the Company's investment structure. The year ahead will also see us step up our efforts to develop new markets and further accelerate the enhancement in our service quality, as well as to improve our profitability and establish sound internal control management systems, with an ultimate goal of increasing our comprehensive competitiveness and strengthening our Company's ability for sustainable growth.

The coming year will mark the launch of the umbrella "Connecting you freely" brand via which we intend to implement sales and marketing strategies for our different brands.



Shang Bing President

The new strategy will see us devoting our full energies in building up our four top customer brands, namely "Worldwind", "U-Power", "Ruyi Tong" and "Unicom Horizon". A new long-distance, data and Internet business brand called "Connecting on e Net" will be created and the "uni" value-added business brand will be rebuilt as well. We will also add a new service brand called "Unicom 10010" to consolidate all service resources. The core objective of these activities is to upgrade our brand recognition and corporate image and to offer different services under different grades and brands.

In expanding our GSM business, we will fully explore network resources and place an equal emphasis on existing subscriber maintenance and market development. We will also take effective measures to improve subscriber maintenance, standardize our tariff policy and stabilize the subscriber ARPU value so as to maintain the stability of our subscriber base. The Company will also make great efforts in developing markets at both county and village level, and in the youth, city and immigrating population markets. All of these activities will play a vital role in helping us to maintain the steady expansion of our GSM business.

The Company plans to grow its CDMA business by making full use of various sales and marketing resources and continuously emphasizing effectiveness, as well as imposing greater control on the handsets market and integrating sales and marketing channels. We will continue to sharpen our competitive edge by differentiating our CDMA business, to further accelerate business growth. At the same time, we plan to drive the scale-up development of corporate clients by enhancing the promotion of corporate and industry applications.

Our value-added cellular business will continue to develop based on market segmentation, to ensure steady growth of revenue from our SMS, "Cool Ringtone" service and voice valued-added businesses. We will also make every effort to promote various new businesses that focus on handset music, information and games. The end result should be a rapid increase of the penetration rate of our CDMA 1X and the GPRS wireless data businesses in several cities. The active promotion of businesses such as "U-Net", handset navigation and instant messaging will all further accelerate the growth momentum of our value-added business.

Our long-distance, data and Internet business will continue to be based on the principle of "Voice Comes First and Data is the Base". The Company intends to increase its revenue in this area by adjusting its product structure to include integrated sales and marketing that combines both our mobile and fixed data services.

In 2006, the Company will continue to strive for internal control development and improve its corporate governance. The construction of an improved internal control system will also help us to reduce all kinds of operating risks and increase our operating efficiency.

The Company will also continue to optimize its investment structure, control costs and expenses and adjust its debt structure with a view to increasing the Company's overall effectiveness.

Looking ahead, China Unicom will continue to confront the various challenges that lie ahead with full confidence so as to create even better value for its shareholders.
In closing, I would like to express my heartfelt thanks to our shareholders and to the community as a whole for its support of the Company. I would also like to take this opportunity to thank each and every one of our staff for all their hard work and effort during 2005.



Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong, 23 March 2006

Biographical Details of Directors


5
7
6
3
4
8
2
1

1. Chang Xiaobing
   Chairman and Chief Executive Officer
2. Shang Bing
   Executive Director and President
3. Tong Jilu
   Executive Director and Chief Financial Officer
4. Li Jianguo
   Executive Director
5. Yang Xiaowei
   Executive Director and Vice President
6. Li Zhengmao
   Executive Director and Vice President
7. Li Gang
   Executive Director and Vice President
8. Zhang Junan
   Executive Director and Vice President



Chang Xiaobing
(Chairman)

Aged 48, was appointed in December 2004 as an Executive Director, Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received an MBA degree from Tsinghua University in 2001. He received a Doctor of Business Administration degree from the Hong Kong Polytechnic University. Prior to joining the Unicom Group, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu PT and a Deputy Director General of the Directorate General of Telecommunications, or DGT, of the MPT, a Deputy Director General and Director General of the Department of Telecommunications Administration of the MII, as well as Vice President of China Telecom Group. Mr. Chang was appointed the Chairman of Unicom Group in November 2004. Mr. Chang has over 20 years of operational and managerial experience in the telecommunications industry in China.



Shang Bing
(Executive Director)

Aged 49, was appointed in November 2004 as an Executive Director and President of the Company. Mr. Shang, a senior economist, graduated in 1982 from Shenyang Chemical Industry Institution with degree in Chemical Industry and received an MBA degree from New York State University of USA. He received a Doctor of Business Administration degree from the Hong Kong Polytechnic University. From 1986 to 1998, Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, Deputy General Manager and General Manager of Economic Technology Development Company in Liaoning Province. Mr. Shang joined Unicom Group in August 1998. From 1998 to 2001, Mr. Shang served as Deputy General Manager and General Manager of Unicom Group Liaoning Branch. Mr. Shang was appointed a Vice President of Unicom Group in March 2001 and subsequently became a Director and Vice President of Unicom Group in September 2003. Mr. Shang was appointed the President of Unicom Group in November 2004. Mr. Shang has extensive management experience and knowledge in telecommunications operations.



Tong Jilu
(Executive Director)

Aged 47, was appointed in February 2004 as an Executive Director and Chief Financial Officer of the Company. He assists the President in handling issues relating to finance. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He holds a Master Degree in Business Administration from National University of Australia; and is an Executive Director of the Association of Chief Accountants and Vice Chairman of Internal Audit Association of China. From August 1989 to October 1998, he served as Deputy Director and later Director of the Finance Bureau of the Posts and Telecommunications Administration of Liaoning Province. From November 1998 to June 2000, Mr. Tong served as Deputy Director General of the Posts and Telecommunications Administration and the Posts Office of Liaoning Province. Mr. Tong joined Unicom Group in July 2000 and served as Chief Accountant of Unicom Group from July 2000 to February 2001. Since March 2001, Mr. Tong has served as Vice President of Unicom Group. He is now a Director in Unicom Group and China United Telecommunications Corporation Limited ("A Share Company"); and a Director and Vice President in China Unicom Corporation Limited (Operation Company). Mr. Tong has extensive experience in telecommunications management and finance management of listed companies.



Li Jianguo
(Executive Director)

Aged 52, was appointed in April 2006 as an Executive Director of the Company. She graduated from the Chemical Engineering of the Xiangtan University in 1982. Ms. Li is a senior economist and held leading positions in various enterprises, local governments and state ministries and committees for a significant period of time. She joined the Unicom Group in June 2000 and has been the Chairlady of the labour union of the Unicom Group since December 2001 and a Director of the Unicom Group since September 2003. Ms. Li is currently a Director of China Unicom Corporation Limited (Operating Company). Ms. Li has extensive experience in working for the government and enterprises and in management.



Yang Xiaowei
(Executive Director)

Aged 42, was appointed in April 2006 as an Executive Director and Vice President of the Company. He is a graduate of the Computer Application Department of Chongqing University in 1998. He graduated from the Management Engineering Department of the Chongqing University majoring in computer technology with a master degree in engineering in 2001. Mr. Yang is a senior engineer. From December 1992 to January 2002, Mr. Yang held the positions of Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau; Deputy Director of the Chongqing Telecommunications Administration Bureau; and Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang joined the Unicom Group in January 2002 and served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group. He has been Vice President of the Unicom Group since December 2003 and Director of the Unicom Group since December 2004. Mr. Yang has extensive experience in management and the telecommunications industry.



Li Zhengmao
(Executive Director)

Aged 43, was appointed in April 2006 as an Executive Director and Vice President of the Company. He graduated from the Southeast University in 1988 majoring in radio with a doctorate degree in electronic engineering. From 1992 to 1994, he was a Professor of the China Electronic Technology University. Mr. Li joined the Unicom Group in August 1994 and held various positions in the Unicom Group, including Deputy Head of the Network Technology Department, Head of the Wireless Communication Department, Head of the Technology Department and Deputy Chief Engineer. From April 2000 to May 2002, he was Executive Director and Vice President of the Company. From May 2002 to December 2003, he was General Manager of the Yunnan branch of the Unicom Group. Mr. Li has been Vice President of the Unicom Group since December 2003 and has been a Director of the Unicom Group since December, 2004. Mr. Li is also the Chairman of Unisk (Beijing) Information Technology Co. Ltd. and Unicom-BREW Wireless Technologies Ltd. Mr. Li has extensive experience in engineering technology and business operations.



Li Gang
(Executive Director)

Aged 48, was appointed in April 2006 as an Executive Director and Vice President of the Company. He graduated from Beijing University of Posts and Telecommunications in 1985. He graduated from the Department of Advanced Business Administration of Jinan University in 2004 with a master degree in Business Administration. Mr. Li is a senior engineer. Mr. Li previously served as Deputy Director of the Telecommunications Division, Deputy Director of the Telecommunication Department, Deputy Director of the Rural Telephone Bureau, and Deputy Director and Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as Director of the Mobile Communication Bureau. From 1999 to 2005, he served as Vice Chairman, President and Chairman of Guangdong Mobile and as Chairman and General Manager of Beijing Mobile Communication Co., Ltd. From 2000 to 2005, he also served as Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined the Unicom Group in December 2005 and is currently Vice President of the Unicom Group. Mr. Li is also the Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd. and Unicom Xin Guo Xin Communications Ltd. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.



Zhang Junan
(Executive Director)

Aged 49, was appointed in April 2006 as an Executive Director and Vice President of the Company. He graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He graduated from the Business Administration of the National Australian University in 2002 with a master degree in business administration. Mr. Zhang is a senior engineer. Mr. Zhang previously served as Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as Deputy General Manager and General Manager of the Anhui Provincial Telecommunication Company and the Chairman and General Manager of Anhui Provincial Telecommunication Co., Ltd. Mr. Zhang joined the Unicom Group as Vice President in December 2005. Mr. Zhang has worked in the telecommunication industry for a long period of time and has extensive management experience.



Lu Jianguo
(Non-Executive Director)

Aged 60, was appointed in April 2006 as an Executive Director and Vice President of the Company. He is an engineer. He graduated from the PLA Air Force Academy of Engineering in 1968 majoring in radio. From 1988 to 1994, he served as Director of Beijing Long Distance Call Bureau, Deputy Director-General of the Communication Department of the Posts and Telecommunications Ministry, Deputy Director of Office of State Radio Regulatory Commission. Mr. Lu was Vice President of the Unicom Group from October 1994 to December 2005 and was Director of the Unicom Group from February 2000 to December 2005. Mr. Lu is well versed in telecommunications operations with many years of experience in the telecommunications industry and has extensive management experience.



Wu Jinglian
(Independent Non-Executive Director)

Aged 76, was appointed in April 2000 as an Independent Non-Executive Director of the Company. Mr. Wu is a senior researcher at the Development Research Center of the State Council (DRC) and a professor at the Graduate School of the Chinese Academy of Social Sciences and China Europe International Business School (CEIBS). Mr. Wu graduated from Fudan University. Mr. Wu has Honourable Doctoral Degree in Social Science from the University of Hong Kong and the Hong Kong Baptist University. Mr. Wu was previously an Executive Director of the DRC and Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu has also been a visiting scholar at Yale University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.



Shan Weijian
(Independent Non-Executive Director)

Aged 52, was appointed in May 2003 as an Independent Non-Executive Director. Mr. Shan is a Co-Managing Partner of Newbridge Capital Limited, Mr. Shan serves on the boards of, inter alia, BOC Hong Kong (Holdings) Limited, TCC International Holdings Limited and Baoshan Iron and Steel Company Limited. Before joining Newbridge, Mr. Shan was a Managing Director of J.P. Morgan. Prior to J.P. Morgan, he has taught at the Wharton School of University of Pennsylvania. His earlier employers include the World Bank, Grahman and James, a law firm based in San Francisco, and Beijing University of International Business and Economics. Mr. Shan holds a Ph.D. degree from the University of California at Berkeley.



Cheung Wing Lam, Linus
(Independent Non-Executive Director)

Aged 57, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Before this, Mr. Cheung was Deputy Chairman of PCCW Limited. Prior to the merger of Pacific Century CyberWorks Limited and Cable & Wireless HKT Limited (Hongkong Telecom), Mr Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Apart from this, Mr Cheung served Cathay Pacific Airways for 23 years and he left Cathay Pacific Airways as Deputy Managing Director. He was appointed as an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. He is currently a member of the Chinese People's Political Consultative Conference for the Tianjin Municipal Government. Mr Cheung received a BSocSc degree and a Diploma in Management Studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of the Chartered Institute of Marketing, UK.



Wong Wai Ming
(Independent Non-Executive Director)

Aged 48, was appointed in January 2006 as an independent Non-Executive Director of the Company. Mr. Wong is an Executive Director and Chief Executive Officer of Roly International Holdings Limited and an Executive Director of Linmark. Mr. Wong is also an independent Non-Executive Director of Lenovo Group Limited, I.T. Limited and China Glass Holdings Limited. Prior to his current executive position, he was an Executive Director and Chief Executive Officer of the Sing Tao News Corporation Limited. Before joining Sing Tao News Corporation, he worked as an investment banker and has more than 15 years of experience in investment banking business in Greater China and was a member of listing committee of the Hong Kong Stock Exchange. Mr. Wong is a chartered accountant and holds a Bachelor of Science degree (with Honours) in Management Science from the Victoria University of Manchester, the U.K..

Corporate Governance Report

Corporate Governance Practices

The Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") provide for code provisions (the "Code Provisions") and recommended best practices with respect to: (1) composition and procedures of the Board; (2) remuneration structure of directors and senior management; (3) accountability and audit; (4) delegation by the Board and (5) communication with shareholders for corporate governance practices by listed companies. Other than disclosures made in the section needed "(1) Board of Directors" below, the Company confirms that for the year ended 31 December 2005, it has complied with all the Code Provisions.

(1) Board of Directors

In accordance with the best interests of the Company and its shareholders, the Board of Directors reviews and approves major corporate matters such as business strategies and budgets, major investments, capital market operations, mergers and acquisitions, as well as senior officers' appointments. The Board also reviews and approves announcements periodically published by the Company regarding its business results and operating activities.

The Board membership maintains wide representation. Members of the Board consist of outstanding persons from different professions in mainland China, Hong Kong and overseas. The Board comprises eight executive directors, four independent non-executive directors and one non-executive director. Mr. Chang Xiaobing has been the Chairman and CEO of the Company since December 2004. Mr. Shang Bing is the Company's President. Mr. Chang Xiaobing is responsible for chairing the Board of Directors and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Shang Bing is responsible for the daily operation and management of the Company. Under the Code Provisions, there should be a clear division of the roles between chairman and chief executive officer, and these roles should not be performed by the same individual. The Board of Directors understands that the principle of the Code Provision is to clearly divide the management of the Board and the daily management of the Company so as to ensure balance of power and authority. The Board of Directors believes that at the present stage, so far as their functions are concerned, Mr. Chang Xiaobing and Mr. Shang Bing have achieved the aforesaid division purpose. The arrangement also facilitates the formulation and implementation of the Company's strategies in a more effective manner so as to assist the Company in further improving its effectiveness in bussiness development.

All independent non-executive directors and non-executive directors of the Company are influential members of the society and possess good knowledge and experience in different aspects. They make active contribution to the development of the Company. They keep close contact with the management and often actively express different opinions and matters relating to the shareholders and the capital market at board meetings. These kinds of views and opinions facilitate the Board in their consideration of the shareholders' best interests. All independent non-executive directors, except for the shareholdings interests disclosed in this annual report, do not have any business or financial interests with the Company, its holding company or subsidiaries, and have confirmed their independence to the Company. Personal particulars are set out in P.13 to P.16 of this annual report. The functions of non-executive directors include but are not limited to attending board meetings, making independent judgments at meetings, playing the leading role in resolving any potential interest conflicts, serving on committees by invitation and carefully examining whether the performance of the Company has reached the planned corporate targets and objectives, as well as monitoring and reporting on matters related to the performance of the Company.

In considering of nomination and appointment of new directors and senior management, the Board looks for candidates within the Company and in the human resources market widely after considering the Company's demand for new directors and senior management. After obtaining consent from the nominees for the nomination and based on the Company's actual needs, the Company will convene a board meeting comprising independent non-executive directors and non-executive director to consider the qualifications of the candidates for preliminary selection. The number of board meetings held during the year and the attendance of directors are detailed in P.19 of this annual report. Under the Code Provisions, non-executive directors shall be appointed on specific terms and offer themselves for re-election, and all newly appointed directors shall be elected by shareholders at the first general meeting following their appointment pursuant to the Company's articles of association. The Company's non-executive directors are not appointed on specific terms but are subject to retirement by rotation at the general meeting pursuant to the Company's articles of association and are subject to re-election by shareholders pursuant to the relevant requirements. All directors of the Company are subject to retirement by rotation at least once every three years. Mr. Chang Xiaobing, Mr. Tong Jilu, Ms. Li Jianguo, Mr. Yang Xiaowei, Mr. Li Zhengmao, Mr. Li Gang, Mr. Zhang Junan, Mr. Lu Jianguo, Mr. Cheung Wing Lam, Linus, and Mr. Wong Wai Ming will be due to re-election/election by shareholders at the annual general meeting to be held in May 2006. Personal particulars of the proposed directors and their proposed salaries are set out in P.13 to P.61 and P.55 to P.61 of this annual report.

Following their appointment, all newly appointed directors will be provided with comprehensive orientation information to ensure that they have proper understanding of the Company's operation and businesses, full understanding of the Listing Rules, applicable regulatory requirements and their responsibilities under Company's business and governance policies.

The Board convenes meetings regularly and ensures that all directors have opportunities to include issues for discussion in the agenda. Notices of the board meetings are delivered to the directors at least 14 days before holding of the meeting. The Company delivers all documents for the meetings to the directors at least one week on a best endeavour basis (and ensures no less than three days) before holding of the meetings. The Company Secretary keeps close contact with all directors and ensures operation of the Board and all committees is in line with the procedures. Additionally, the Company Secretary will be responsible for compiling and regularly submitting the minutes of board meetings and committee meetings to all directors for their review. Directors may obtain independent professional advice according to their needs at the expense of the Company. In addition, if substantial shareholders or directors have significant interest conflicts in a matter to be resolved, the Board will convene a board meeting in respect of the matter and those directors who have conflicts of interest must abstain from voting and are not counted in the quorum of the meeting. Furthermore, the Chairman has a clear responsibility for ensuring that all directors have appropriate knowledge of the current items at the meetings and that all directors are provided with sufficient, complete and reliable information.

All directors must devote sufficient time to handling affairs of the Company. The management will hold formal and informal meetings with all directors from time to time to provide sufficient timely information so that directors can make informed decisions. All board members have the right to inspect the documents and relevant information of the Board. Directors, including independent non-executive directors, visit various branches frequently and understand the Company's operations. The Company has arranged relevant training for the directors to be conducted by professional advisers, such as lawyers and accountants, from time to time.

In 2005, the Board held five full board meetings for the discussion and approval of important matters such as the 2004 annual results, the 2005 interim results, and the first and third quarter results for 2005. Set out below is an overview of the attendance during the year by the board members at various board meetings:

		Board meetings			**Audit Committee meetings**			**Remuneration Committee meetings**			**Independent Board Committee meetings**		
Existing Directors[5]	**Capacity**	Attendance in 2005	No. of meetings held in 2005 during his term	Percentage	Attendance in 2005	No. of meetings held in 2005 during his term	Percentage	Attendance in 2005	No. of meetings held in 2005 during his term	Percentage	Attendance in 2005	No. of meetings held in 2005 during his term	Percentage
Chang Xiaobing	Chairman	5	5	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shang Bing	Executive director	5	5	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Tong Jilu	Executive director	4	5	80%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Wu Jinglian	Independent non-executive director	5	5	100%	5	5	100%	1	1	100%	1	1	100%
Shan Weijian	Independent non-executive director	5	5	100%	5	5	100%	N/A	N/A	N/A	1	1	100%
Cheung Wing Lam, Linus	Independent non-executive director	5	5	100%	5	5	100%	1	1	100%	1	1	100%
Past Directors													
Zhao Le [2]	Executive director	3	3	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Li Qiuhong[1]	Executive director	2	2	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Lo Wing Yan, William[3]	Executive director	5	5	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ye Fengping[3]	Executive director	5	5	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Liu Yunjie[3]	Non-executive director	4	5	80%	N/A	N/A	N/A	1	1	100%	N/A	N/A	N/A
Craig O. McCaw and/or C. James Judson [4]	Independent non-executive director	3	3	100%	N/A	N/A	N/A	N/A	N/A	N/A	1	1	100%

Notes:

1. Mr. Li Qiuhong was appointed as executive director on 19 July 2005 and resigned on 1 April 2006.
2. Mr. Zhao Le resigned as executive director on 19 July 2005.
3. Mr. Lo Wing Yan, William and Mr. Ye Fengping resigned as executive directors on 1 April 2006. Mr. Liu Yunjie resigned as non-executive director on 1 April 2006.
4. Mr. Craig O. McCaw (and his alternate director Mr. C. James Judson) retired as independent non-executive director on 12 May 2005.
5. Mr. Wong Wai Ming was appointed as independent non-executive director on 19 January 2006. Ms. Li Jianguo, Mr. Yang Xiaowei, Mr. Li Zhengmao, Mr. Li Gang and Mr. Zhang Junan were appointed as executive directors on 1 April 2006. Mr. Lu Jianguo was appointed as non-executive director on 1 April 2006.

The Board of Directors has provided clear guidelines for delegation to the management. Some important matters have to be decided by the Board of Directors, including, among others, but are not limited to long-term objectives and strategies, expanding into new businesses, annual budget, initial announcements on quarterly, interim and final results, dividends, major banking facilities, major acquisitions and sales, major connected transactions and annual internal control evaluation.

(2) Committees under the Board of Directors

There are two committees established under the Board of Directors, namely the Audit Committee and the Remuneration Committee. All committees have written terms of reference and are provided with sufficient resources to perform their duties. The committees will report their decisions or recommendations to the Board of Directors after meetings.

(a) Audit Committee

The Audit Committee comprises four independent non-executive directors, namely Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Shan Weijian and Mr. Cheung Wing Lam, Linus. Mr. Wong Wai Ming is the Chairman of the committee. All members of the committee have complied with the "independence" requirement in respect of members of the audit committee according to applicable regulatory requirements. One of the members of the committee is an investment banker with expertise and experience in financial management. The Chairman of the committee is a chartered accountant with expertise and experience in accounting and financial management.

The major responsibilities of the Audit Committee include but are not limited to considering and approving the appointment, resignation and removal of external auditors and their fees; reviewing the quarterly, interim and annual financial statements; coordinating and discussing with external auditors for any problems and comments raised during the statutory audits; reviewing any correspondence from the external auditors to the management and responses of the management; and reviewing the relevant reports concerning the internal control procedures of the Company. The committee meets at least four times each year, and assists the Board of Directors in its review of the financial statements in order to ensure effective internal controls and efficient auditing.

In 2005, the work of the Audit Committee also included: supervising the external auditors who would report directly to the committee; pre-approving the audit and non-audit services to be provided by the independent auditors, and determining the possible impact of non-audit services on auditors' independence. PricewaterhouseCoopers is the auditor of the Company overseas and in the PRC and has acted as the auditor of the Company for four consecutive years (from 2002 to 2005). Apart from auditing services, it also provides other services. The remuneration paid to the independent auditor for the year is as follows:

Items	Amount (RMB)
Audit	59,884,000
Audit-related services	1,692,000
Taxation services	35,000
Total	61,611,000

The Audit Committee also discussed with the management the timing and procedures for the rotation of principal partners of the audit firm responsible for the audit of the Company and reviewing the documents related thereto. The committee also reviewed the working report of the internal audit departments. The committee has carried out its duties effectively, and enabled the Board of Directors to better monitor the financial condition of the Company, ensure the integrity and reliability of the financial statements of the Company and prevent significant errors in the financial statements as well as to ensure compliance with, the relevant requirements of the U.S. Federal securities laws and the New York Stock Exchange with respect to the Audit Committee.

(b) Remuneration Committee

The committee consists of independent non-executive directors, Mr. Wu Jinglian and Mr. Cheung Wing Lam, Linus, and non-executive director, Mr. Lu Jianguo. The Chairman of the committee is Mr. Wu Jinglian.

The major functions of the committee include: considering and approving the remuneration plans proposed by the management, remuneration scheme of executive directors and the Company's share option scheme. The Remuneration Committee conducts performance appraisals for the Chief Executive Officer and determines his year-end bonus pursuant to the performance target contract entered into between the Board of Directors and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance appraisal and determination of performance-based year-end bonuses for the other members of the Company's management. The results are subject to the review of the committee. The committee meets at least once a year.

(3) Preparation of Financial Reports and Financial Reporting

Directors understand that Companies Ordinance has provided that directors shall prepare financial reports for each financial year to give a true and fair view of the financial position of the Company as at the balance sheet date of the financial year and profits or losses of the Company for the year ended the balance sheet date. In preparing financial reports, directors shall:

(a) Select and consistently apply an appropriate accounting policies to make prudent, fair and reasonable judgments and estimates;

(b) State reasons for any serious deviations from the accounting principles; and

(c) Prepare financial reports on a going concern basis, unless it is inadvisable to assume that the Company and the Group will continue to operate in the foreseeable future.

Directors are also responsible for keeping appropriate accounting records to protect the assets of the Company and taking reasonable steps to prevent and investigate whether there are any fraud and other irregularities.

For financial reporting, the management shall provide explanations and information to the Board of Directors so that the Board of Directors can evaluate the merit of the financial and other information that need to be approved. The Board of Directors has also made a balanced, clear and explicit evaluation of the position and performance of the Company in the communication with shareholders.

(4) Internal Control

In the 2004 annual report, we disclosed that the Company identified a material weakness in internal control. Upon the identification of the issue, the Company has undertaken the following measures, include:

(1) strengthening the internal audit and monitoring controls over our branches;

(2) improving information management system to enhance the internal control and reinforcing existing control over the financial reporting process;

(3) establishing financial management responsibility systems and implementing more comprehensive responsibility systems, so as to ensure the accuracy in the reporting of financial data;

(4) establishing an enterprise risk management system and risk evaluation procedures;

(5) strengthening the period-end financial reporting process, including enhancing the training of our finance and accounting personnel with respect to U.S. and Hong Kong accounting practices; and

(6) further formalizing anti-fraud and whistleblower policies and procedures.

In 2005, the Company has progressively implemented the above measures and achieved initial progress, including:

(1) formulating internal audit standards to further clarify the requirements and procedures of internal audit;

(2) engaging external consultants to advise on internal control in respect of overall controls and application controls of the Company's information technology system while upgrading the accounting system, developing and testing the consolidated financial reporting system;

(3) establishing the procedures for regulating the financial reporting and settlement flow at branch level;

(4) continuing to improve the policies and standards for the control environment within the The Committee of Sponsoring Organizations of the Treadway Commission ("COSO") risk control framework;

(5) engaging accredited accounting professionals with experience in financial reporting and familiarity with the Hong Kong accounting practices; and

(6) formulating company-wide anti-fraud policies and establishing enhanced anti-fraud and whistleblowing mechanism.

The management will continue to improve and strengthen our internal control in 2006.

An internal audit unit of about 150 staff has been established by the Company, with officers stationed at various provincial branches reporting directly to this unit. Internal audit focuses on efficiency, accountability and internal controls. It contributes to the strengthening of operation and management of the Company, improvement in internal control system, reduction of operational risks and increases in economic efficiency. Internal audit also enhances the supervision of the operation and management of the Company, so that the internal audit system can further satisfy the requirements of internal controls.

(5) Code of Ethics of Directors and Staff and Procedures for Securities Transactions by Directors

The Company has set out relatively comprehensive standards governing the acts of officers and general staff, including the Code of Ethics for the management and senior staff and an employee handbook. The Company has also prepared the Procedures of Dealing of Securities by Directors in accordance with Model Code for Securities Transactions by Directors of Listed Companies, as set out in Appendix 10 of the Listing Rules. During the year, directors have complied with the relevant code for securities transactions.

Information Disclosure Controls and Procedural Standards

In order to further enhance the Company's system of information disclosure, and to ensure the truth, accuracy, completeness and timeliness of our public disclosures, the Company has adopted and implemented Information Disclosure Controls and Procedural Standards, pursuant to which: an Information Disclosure Review Committee, led by the management, was established by the Company; procedures were established to compile and report the Company's financial and operational statistics and other information and to review the periodic reports. Detailed implementation rules were also established for the verifications on the contents and requirements of financial data, especially the upward declarations from the individual responsible officers at the subsidiary, branch and major department levels of the Company, which in turn standardized the fundamental principles of information disclosures that need to be complied with.

Requirements under Section 404 of the Sarbanes-Oxley Act (hereinafter referred to as the "Sarbanes-Oxley Act")

It has been strongly emphasized by the Company on the compliance with the requirements under Section 404 of the Sarbanes-Oxley Act. The relevant section of the Act requires the management of the non-US issuers with equity securities listing in the US securities market to issue reports and representations as to the internal control system that may affect its financial statements. Section 404 of the Sarbanes-Oxley Act is effective from the first financial reporting year ending on 15 July 2006 or after for non-US issuers.

The relevant internal control report will stress the management's responsibility for establishing and maintaining an adequate and effective internal control structure and procedures. The management are required to assess, as of the year end of the financial statements, the effectiveness of the company's internal control structure and procedures for financial reporting. The company's auditors are required to conduct testing and assessment to, and report on the internal control over financial reporting.

In order to enhance its corporate governance standards in accordance with the requirements under the Sarbanes-Oxley Act, a lot of initiatives have been undertaken since 2004 with respect to the enhancement of the internal control system. In 2005, efforts were made in implementing the modifications to the internal control system and organizing nationwide staff training. The Company hopes that, through our continuing efforts, such as enhancing the internal control procedures over the business processes, identifying key risk controls, finalizing on the accountability system for risk management and building up a detailed documentation system, a comprehensive risk management mechanism will be established upon the completion of these improvement plans, which will serve to manage the risks arising from the economic activities of the Company and the information system and thereby facilitate the accomplishment of the Company's business strategies and improvement in operative efficiency in the future.

Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by U.S. Companies under the New York Stock Exchange's Listing Standards

As a company listed on both The Stock Exchange of Hong Kong Limited ("HKSE") and the New York Stock Exchange (the "NYSE"), the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Company is also subject to the listing standards of the NYSE to the extent they apply to non U.S. issuers. However, as a non-U.S. company the Company is not required to comply with all of the corporate governance listing standards of the NYSE.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the Company has posted on our Internet website (www.chinaunicom.com.hk) a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Corporate Transparency

Apart from continuing to publish reports to shareholders and investors semi-annually and annually in accordance with HKFRS and/or US GAAP on the Company's business and financial conditions, the Company discloses major unaudited operational statistics and financial data quarterly, and announces operational statistics monthly in order to further enhance the transparency of the Company and the understanding by investors of the business operation of the Company. In addition, the Company submits annual reports and regular reports to the United States Securities and Exchange Commission pursuant to the requirements of the US federal securities laws.

Upon every announcement of interim and annual results or major transactions, the Company immediately holds analyst and press conferences. During such conferences, the management of the Company interacts directly with fund managers, investors and journalists to provide them with relevant information and data and replies to their enquiries. The management of the Company replies accurately and thoroughly to questions raised by analysts and journalists. Real-time web-castings and video-recordings are also arranged for the said conferences in order to have wide dissemination of the information and messages. Through announcements and press releases, the Company disseminates the latest information on the significant business development and the management of the Company to media in a timely and accurate manner. Through the holding of road shows in different countries over the world, the management of the Company meets and communicates with key persons from investment funds and institutional investors to let them have an accurate understanding of the performance achieved by the Company's efforts in different aspects like business operation and management etc.

The website of the Company is also updated constantly to provide the investors and the public with all-round information and news relating to the Company in all respects.

Since last year, the Company has also disclosed the annual total remuneration for each of the directors in the annual report for the year.

Investor Relations

The investor relations department of the Company is responsible for the provision of information and services required by investors, the provision of responses to their inquiries, and the maintenance of timely communications with investors and fund managers. The Company also arranges from time to time "reversed road shows" for analysts and investors. These activities allow them to have good opportunities to communicate with and understand the management, general staff and subscribers of the Company and its operating subsidiaries, visit different places of business or show rooms of provincial branches, and thus enable analysts and investors to understand timely and thoroughly the status of different aspects of the development of the Company's business.

Shareholders Interests

The Company has attached much importance to the annual general meeting. Executive directors and representatives of the audit committee and the remuneration committee attend the meetings and treasure the opportunities provided by the meetings to communicate with the shareholders. At general meeting, the chairman of the meeting proposes individual resolutions in respect of each separate matter. All matters at annual general meeting are resolved by polls and the relevant procedures are explained at the meeting. The Company also appoints external scrutineers to ensure that all votes are counted and recorded as appropriate, and publishes the voting result in a Chinese and an English newspaper in Hong Kong.

The Company also held an extraordinary general meeting in May 2005, which approved matters relating to the Company's continued connected transactions. In order to protect the interests of shareholders, the Board of Directors specially established an Independent Board Committee which made recommendations to independent shareholders after consulting with independent financial adviser. All resolutions at the extraordinary general meeting were resolved by polls. The management of the Company announced immediately the verified results of the polls during the meeting and disclosed the same to the public in a Chinese and an English newspaper in Hong Kong the following day.



Staff Development

In 2005, the Company spared no effort to a corporate environment that emphasized expertise incubation and exchanges and encouraged staff to proceed with continuous learning. Through the implementation of staff training, the Company upgraded occupational skills of its staff, explored their potential and established a high-quality staff team

Over the past year, in line with the transformation of its business model, the Company offered training to its general manager-grade management officers in turn. A total of 349 general managers attended the training. To improve its executional capabilities, the Company offered large-scale training targeting management officers at the middle tier in the aspects of sales and marketing, customer service and operation and maintenance, with the focus of practical management experience. A total of more than 26,000 management officers and key technical staff attended these training programmes. The management of the Company placed much emphasis on communication with management officers of different levels. Chairman Chang Xiaobing and President Shang Bing also made use of every opportunity to come to the site to communicate with management officers of all levels while they were receiving training and listened to their views about the Company's development and operation. They encouraged all management officers to cooperate with one another to better bring team spirit into play.

In 2005, the Company made full use of its strength in network resources to establish the corporate occupational qualification certification online examination system to standardize business skills. During the year, the Company successfully completed the customer service occupational qualification certification online examination. A total of 13,485 customer service officers sat for the examination with a passing rate of 92.6%. Through the implementation of customer service professional qualification certification, the Company could guarantee the service standard and increased customer satisfaction.

In December last year, at the first China Human Resources Management Award organized by the China Enterprise Evaluation Association, the Company was elected one of the Top 10 Enterprises and was awarded the "1st China Human Resources Management Achievement Gold Prize. As at the end of December, 2005, the Company has a total of 53,070 staff.

Overview of staff information in 2005

	2005
Average age	31
Education background	
Tertiary graduates or above	48%
Including postgraduates	4%
Turnover rate	5%



In 2005, facing an ever-changing market environment and the intensive competition, the Company maintained its rational, practical and active development strategy. Directed by the market, the Company actively promoted the transformation of its development model, improved business execution and realized continuous and healthy growth of its core businesses.

I. SUMMARY

In 2005, facing an ever-changing market environment and the intensive competition, the Company maintained its rational, practical and active development strategy. Directed by the market, the Company actively promoted the transformation of its development model, improved business execution and realized continuous and healthy growth of its core businesses.

The subscriber base of GSM and CDMA businesses grew continuously. As of 31 December 2005, the Company had a total of 127.794 million cellular subscribers, representing an increase of 14.0% from 2004. The Company's total market share in its serviced areas steadied at 34.5%. GSM subscribers amounted to 95.072 million, representing an increase of 12.8% from 2004, while CDMA subscribers amounted to 32.722 million, representing a growth of 17.6% from 2004.

Mobile value-added services ("VAS") continued to grow rapidly. In 2005, SMS volume reached 54.53 billion messages, representing an annual growth rate of 23.3%. The net addition of "Cool Ringtone" subscribers was 21.672 million, and the total number of subscribers exceeded 21.949 million. The number of CDMA 1X wireless data service users reached 15.050 million, an increase of 72.7% from 2004. In 2005, the revenue of mobile VAS reached RMB11.96 billion, and the share of VAS revenue in total mobile service revenue increased to 15.0% from 10.1% in 2004.

Long distance, data and Internet businesses grew steadily. In 2005, the total minutes of outgoing international and domestic long distance calls reached 25.21 billion minutes, representing an increase of 4.8% from 2004. The total numbers of "Uni-Video" broadband video-telephony service subscribers and Internet broadband service subscribers reached 446,000 and 1.346 million, respectively.

In 2005, to meet business development needs, the Company optimized its capital expenditure structure. While striving to increase its capability of network operation, the Company further improved its differentiation marketing and market competition capabilities, by establishing brand names for different customer segments, consolidating sales and marketing resources, including channels, terminal and customer service.

Cellular subscribers and market share


34.5%
127.794
35.6%
32.722
112.081
27.814
95.072
84.267
04
05
GSM Subscribers (in million)
CDMA Subscribers (in million)
Market Share (%)


GSM subscribers
95.072
12.8%
84.267
04
05

II. BUSINESS REVIEW

1. Steady growth of GSM business

a) Product and subscribers composition

The Company provides GSM cellular services in Mainland China, and offers GSM international roaming service through 248 operators in 118 countries and regions.

As of 31 December 2005, the total number of GSM subscribers was 95.072 million, with a net addition of 10.805 million to 84.267 million subscribers at the end of 2004. Of this total, post-paid subscribers reached 48.166 million, representing a net addition of 5.322 million; pre-paid subscribers increased to 46.905 million, representing a net addition of 5.482 million. In 2005, the average monthly churn rate for GSM business was 2.41%, slightly higher than the 2.30% level in 2004.

b) Minutes of usage

In 2005, the total minutes of usage for GSM subscribers were 217.44 billion minutes, representing an increase of 22.1% from 178.16 billion minutes in 2004.

c) Monthly average minutes of usage (MOU) and average revenue per user (ARPU)

The Company fully utilised network capacity and price leverage to conduct usage volume marketing promotion targeting different time slots and different areas. 2005 saw an increase of MOU per subscriber per month for GSM business. In 2005, the average MOU per subscriber per month for GSM business were 202.2 minutes, representing an increase of 13.3 minutes from 188.9 minutes in 2004. ARPU for GSM business in 2005 decreased to RMB48.5 from RMB49.4 in 2004.


GSM minutes of usage
2,174.4
22.1%
1,781.6
04
05
GSM MOU
202.2
188.9
04
05
GSM ARPU
49.4
48.5
04
05

2. Relatively rapid growth of CDMA business

a) Product and subscribers composition

The Company conducts CDMA businesses in Mainland China and Macau, and has CDMA international roaming business with 18 operators in 15 countries and regions.

As of 31 December 2005, the total number of CDMA subscribers was 32.722 million, with a net addition of 4.908 million from 27.814 million in 2004. Of this total, post-paid subscribers reached 30.010 million, representing a net addition of 4.186 million; pre-paid subscribers were 2.713 million, with a net addition of 0.722 million. In 2005, the average monthly churn rate for CDMA business was 1.49%, the same as that in 2004.

On 12 April 2005, the Company officially launched GSM and CDMA "Worldwind" dual-mode card service based on the "Worldwind" dual-mode handset business, thereby enhancing the brand recognition of "Worldwind" business. As of 31 December 2005, the number of "Worldwind" dual-mode service subscribers reached 254,000.

b) Minutes of usage

In 2005, the total minutes of usage for CDMA subscribers were 101.75 billion minutes, representing an increase of 22.6% from 82.96 billion minutes in 2004.

c) Monthly average minutes of usage (MOU) and average revenue per user (ARPU)

In 2005, the average MOU per subscriber per month for CDMA business were 276.9 minutes, representing a decrease of 15.4 minutes from 292.3 minutes in 2004. ARPU for CDMA business was RMB 75.1, representing a decrease of RMB 10.2 from RMB 85.3 in 2004.


CDMA subscribers
17.6%
27.814
32.722
04
05
CDMA Subscribers (in million)
Growth rate (%)


CDMA minutes of usage
22.6%
829.6
1,017.5
04
05
CDMA minutes of usage (100 million)
Growth rate (%)


CDMA MOU
292.3
276.9
04
05
MOU (minutes)


CDMA ARPU
85.3
75.1
04
05
ARPU (RMB)

3. Rapid growth of wireless value-added services

Directed by customer needs, the Company accelerated the market penetration of SMS and "Cool Ringtone" services, further improving customer value. At the same time, the Company accelerated the market promotion of CDMA wireless data service, developed custom consumption patterns, constantly enhanced innovation and reinforced and expanded the differentiated advantage in wireless value-added service.

In 2005, SMS volume reached 54.53 billion messages, representing an increase of 23.3% from 44.22 billion messages in 2004. Of this total, GSM SMS volume was 39.51 billion messages, representing an increase of 22.0% from 32.39 billion messages in 2004; CDMA SMS volume was 15.02 billion messages, representing an increase of 27.0% from 11.83 billion messages in 2004.

In 2005, the Company witnessed strong growth in "Cool Ringtone" service, with a total net addition of 21.672 million subscribers. Of this total, GSM net addition reached 16.307 million, and CDMA net addition was 5.365 million. As of 31 December 2005, the total number of "Cool Ringtone" subscribers was 21.949 million. Of this total, GSM "Cool Ringtone" subscribers reached 16.460 million, and CDMA "Cool Ringtone" subscribers was 5.489 million.

In 2005, the Company took full advantage of CDMA 1X wireless data services, actively expanded the services such as "U-Info", "U-Mail", "U-Magic", "U-Map" and "U-Net". In 2005, the net addition of subscribers of "U-Info" was 5.973 million, and the net addition of subscribers of "U-Net" was 366,000. As of 31 December 2005, the total number of CDMA 1X wireless data service subscribers was 15.050 million, an increase of 72.7% from 2004.

4. Steady growth of long distance, data and Internet business

a) International and domestic long distance business

The total minutes of the Company's outgoing international and domestic long distance calls increased to 25.21 billion minutes in 2005 from 24.05 billion minutes in 2004. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, increased to 2.59 billion minutes.

- PSTN long distance business

In 2005, the total minutes of PSTN outgoing long distance calls accounted for 10.48 billion minutes, representing an increase of 3.7% from 10.10 billion minutes in 2004. Of this, domestic long distance calls accounted for 10.33 billion minutes, whilst international long distance calls, together with Hong Kong, Macau and Taiwan long distance calls, amounted to 0.15 billion minutes. Total minutes of incoming international calls were 2.34 billion minutes.

- IP long distance business

International roaming of the Company's IP telephony service has been available in 34 countries and regions. In 2005, the total minutes of IP outgoing long distance calls reached 14.73 billion minutes, representing an increase of 5.6% from 13.95 billion minutes in 2004. Of this, domestic long distance calls accounted for 14.60 billion minutes, whilst international long distance calls, together with Hong Kong, Macau and Taiwan long distance calls, totaled 0.13 billion minutes. The total minutes of incoming international calls amounted to 0.25 billion minutes.

b) Network element lease and video telephony business

The Company offers a variety of leased line, Asynchronous Transfer Mode ("ATM") and Frame Relay ("FR") services to meet customers' different bandwidth requirements. As of 31 December 2005, total bandwidth leased out was 65,000 x 2Mbps. The total subscribers of "Uni-Video" broadband video-telephony service reached 446,000.

c) Internet business

As of 31 December 2005, the subscribers of dial-up Internet access decreased to 7.146 million, and the subscribers of dedicated line Internet access and broadband subscribers reached 38,000 and 1.346 million respectively.


International & domestic long distance outgoing calls
240.5
139.5
252.1
147.3
04
05
IP telephony (100 million minutes)
PSTN long distance (100 million minutes)


Optical fiber transmission network length
71.2
79.6
12
12.2
04
05
Local transmission network (10 thousand kilometers)
Backbone transmission network (10 thousand kilometers)

III. CONSTRUCTION OF NETWORK INFRASTRUCTURE

In 2005, the Company optimized, supplemented and improved the network based on market development needs, and upgraded GSM network to GPRS network in four cities. The Company fully utilised the specialized network management systems of each different business, to improve network operation analysis, completed and implemented the rules for network operation and maintenance and further improved network capacity and operation quality.

The Company has an optical fiber transmission network with nationwide coverage (except for Xizang Autonomous Region), which served as the reliable transmission platform for the Company's various businesses. As of 31 December 2005, the optical fiber transmission network totaled 796,000 km in length, of which optical fiber backbone transmission network accounted for 122,000 km.

By the end of 2005, the wireless connection rate of our CDMA network, which was leased from our parent company, reached 99.78%, and call drop ratio was less than 0.50%. The wireless connection rate of our GSM network reached 98.68%, and call drop ratio was less than 0.95%. The Company sponsored the Kekexili scientific investigating event held by the Chinese Academy of Science, which demonstrated the capability of our telecommunication service, and enhanced the reputation of our network.

In March 2005, the Company was issued a CDMA 1X license to operate CDMA 1X business in Macau and to provide cross-region roaming services based on our comprehensive advantages. On 18 October 2005, the Company finished network construction and launched CDMA service in Macau, thereby becoming the first Mainland Chinese telecom service provider to operate outside Mainland China.

IV. SALES AND MARKETING

1. Marketing strategies

In 2005, the Company's marketing strategies were formulated with a focus on efficiency and were directed by customer needs. The GSM business continued to expand into new markets based on the strong development of SMS and "Cool Ringtone" services and effective improvement of ARPU. The CDMA business focused on resolving the shortage of handset by strengthening centralized handsets purchasing and market adjustment and control, and by adopting the marketing strategy of matching handset subsidies with customer's consumption. Facilitated by "Cool Phone" and "Ruyi Phone", the adoption of usage volume marketing and bundled VAS such as "uni", the Company actively expanded into new markets and rural markets. At the same time, the Company built and completed a customer retention system, adopted a customer bonus awarding scheme and maintained the balance between development and stability to ensure sustained and effective development of all businesses.

The Company took full advantage of the CDMA 1X network and integrated businesses and actively pursued integrated services marketing, to provide a one-stop solution for customers. The launch of "Administrative Horizon" and "Traffic Horizon" constantly expanded the industry application of "Unicom Horizon" service. The Company developed "Sichuan Agriculture Information Online" by integrating mobile, data and Internet network resources and information resources, which accelerated rural mobile market development while effectively promoting agriculture information and was awarded the Top Prize in UN Summit on Information Society.

2. **Brand marketing strategies**

In 2005, the Company thoroughly executed its branding plan, formed a preliminary brand marketing system with four customer brands - "Worldwind", "U-Power", "Ruyi Tong" and "Unicom Horizon". At its core "U-Power" was driven by the VAS services, such as SMS, "Cool Ringtone" and "uni", to expand into youth and student markets. "Worldwind" continued to strengthen its high-end brand image through its high quality differentiated service and the launch of dual-mode handset. "Unicom Horizon" was repositioned as a group customer brand providing group and industry applications. The Company improved its brand image and customer base by targeting differentiated market with customized services and sub-brands.


世界风
时刻连通


新势力
由我连通 U-power


如意通
大家连通


联通新时空
专业连通

3. **Tariff strategies**

In 2005, based on the design philosophies of products for each customer brand, the Company further adjusted and integrated existing tariff packages, and clarified main stream packages for each customer brand. Based on cost effectiveness analysis and market needs, the Company studied tariff models for different market segments, and strengthened its guidance and management of tariffs at the provincial branch company level. The Company also regulated tariff policy, strictly implemented the approval and management system for new tariff policies and improved tariff stability.

4. **Sales and distribution channel**

In 2005, the Company strengthened the readjustment of sales and distribution channels. Based on the reasonable layout of sales points, the Company increased its own sales outlets, facilitated and promoted the rapid growth of cooperated sales outlets, chartered outlet chains and shops and increased the proportion of core and main stream stores of the channel of the Company. As of 31 December 2005, the Company had a total of 120,000 sales outlets, of which over 6,000 were self-owned. At the same time, the Company strengthened channel control and improved the cooperation capability of channels, through the regulation of brand image, management of agents and support for the terminal management system.

5. **Customer services**

In 2005, the Company actively attended to customer experience, made its public commitment to services, and effectively improved customer perception. To improve the overall standards of customer service and establish a differentiated service system, the Company adjusted and integrated the responsibilities of customer service management, improved the service contents of customer clubs, fully adopted the customer bonus awarding scheme and implemented different service levels and tiers. At the same time, through the improvement of the supervision and management of customer complaints, strengthening the service provider (SP) management, the Company effectively reduced the number of customer complaints, and improved customer satisfaction.

V. BUSINESS DEVELOPMENT STRATEGIES FOR 2006

In 2006, the Company will continue to follow the development principles that are consistently rational, practical and proactive. To fully implement brand marketing strategy, the Company will launch an umbrella "connecting you freely" brand, promote the four customer brands of "Worldwind", "U-Power", "Ruyi Tong" and "Unicom Horizon", add a new brand "Connecting on e Net" for data and fixed-line business, and rebuild the VAS brand "uni" and customer service brand "Unicom 10010". By integrating marketing resources by brand, the Company aims to develop all businesses more effectively and rapidly.

The GSM business will fully utilize network resources, with a balance between development and maintenance. By clearing up and regulating tariff policies, the Company aims to improve subscriber usage volume and VAS penetration, and to improve customer composition and to stabilize ARPU. The Company will make more efforts to expand into the rural market, the youth market, the city mass market and the immigrating population market, as well as strengthen marketing activities in existing markets, to maintain the trend of steady growth of GSM business.

We will utilize fully the marketing resources for CDMA business, strengthen the combination of terminal control and social agent distribution and actively promote terminal socialized sales processes, to improve the price-to-value ratio of CDMA terminal and lower customer's initial entry barrier into the network. The Company will continually promote innovative CDMA 1X service, and enhance the CDMA differentiated competitive advantage. The Company will also focus on the promotion of group applications and industry applications, encourage the scale development of group customer business and accelerate the effective development of CDMA business.


联通无限
www.unimax.cn


联通
10010

The Company will use the customer brand as a carrier for wireless VAS, to promote VAS business based on differentiated market segments , to improve the popularity of SMS and "Cool Ringtone" services and ensure their stable revenue growth. The Company will heavily promote various new businesses with the focus on mobile music, information and games, and cultivate customer 3G consuming habits, to rapidly develop the penetration rate of CDMA 1X service and GPRS wireless data service in selected cities and accelerate "U-Net", "Mobile Navigation" and instant message services in order to increase the overall brand competitiveness.

For long distance, data and Internet business, the Company will continue to follow the principle of "Voice Comes First and Data is the Base", deepen the development of traditional products, such as voice dedicated lines, cards and registration businesses, actively develop fixed-line VAS business and improve their revenue generation ability and profitability. Meanwhile, the Company will optimize product structure, to consolidate the brand "Connecting on e Net" for long distance, data and Internet businesses. By strengthening the connection between "Connecting on e Net" and mobile resources and actively adopting combination marketing, the Company aims to attain a differentiated competitiveness advantage.

The Company will further standardize construction and management of distribution channels, and increase the ability of control and penetration of main channel to supplement the implementation of brand marketing strategies. Based on the principle of combination of standardization and flexibility, the Company will continue to restructure products and enhance tariff policy management. Aiming to build the "Unicom 10010" service brand, we will improve the service regulation and standard for brands and establish a tiered service system for customer brands. Through the improvement of detailed management capacity and strengthening of execution in operation, the Company aims to constantly increase its comprehensive competitiveness.

Management's Discussion and Analysis of Financial Condition and Results of Operations

I. Overview

In 2005, we adhered to the market-oriented approach and effectively accelerated our business development. Revenue saw steady growth and earnings also increased. Free cash flow (i.e. net cash inflow from operating activities minus capital expenditures) and liabilities-to-assets ratio continued to improve.

Total revenue increased by 10.1% from 2004 to RMB87.05 billion in 2005. EBITDA (note 1) increased by 5.4% from 2004 to RMB28.44 billion. Profit for the year increased by 9.7% from 2004 to RMB4.93 billion. Basic earnings per share were RMB0.392, an increase of RMB0.034 from RMB0.358 in 2004. Capital expenditures for the whole year were RMB17.61 billion. Free cash flow improved from RMB5.43 billion in 2004 to RMB13.19 billion in 2005.

Note 1: EBITDA represents profit for the year before interest income, finance costs, net other income, income tax expense, depreciation and amortisation and minority interests. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the profit for the year of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operation results of a telecommunications service provider like our company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect the operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.


Revenue
(RMB in billion)
79.09
87.05
04
05

II. Revenue

Growth in the revenue of the Company continued to remain steady in 2005. The total revenue was RMB87.05 billion, up by 10.1% from 2004. Of the total revenue in 2005, service revenue was RMB84.29 billion, up 8.9% from 2004.

The table below sets forth the changes in revenue composition and the percentage of total revenue for each of our business segments for the years of 2004 and 2005.

	2004 (Restated)		2005	
	RMB in million	As percentage of total	RMB in million	As percentage of total
Revenue				
Cellular	73,559	93.0%	**82,459**	**94.7%**
include: GSM	47,513	60.1%	**52,139**	**59.9%**
CDMA	26,046	32.9%	**30,320**	**34.8%**
Long Distance, Data and Internet	5,528	7.0%	**4,590**	**5.3%**
Total revenue	79,087	100.0%	**87,049**	**100.0%**


Revenue of GSM Cellular Business
(RMB in million)
47,513
52,139
04
05


Revenue composition
2004
7.0%
32.9%
60.1%
2005
5.3%
34.8%
59.9%


GSM ARPU
49.4
48.5
04
05

1. GSM Cellular Business

As our GSM subscriber base further expanded, revenue from the GSM Cellular Business continued to grow steadily. Revenue increased by 9.7% from 2004 to RMB52.14 billion in 2005. ARPU decreased slightly from RMB49.4 in 2004 to RMB48.5, down by RMB0.9.

The table below sets forth the revenue composition of our GSM Cellular Business and their respective share of revenue from GSM Cellular Business for the years of 2004 and 2005.

	2004 (Restated)		2005	
	RMB in million	As percentage of total	RMB in million	As percentage of total
Revenue	47,513	100.0%	**52,139**	**100.0%**
(1) Service revenue	47,509	100.0%	**52,136**	**100.0%**
Include: Usage fee	31,997	67.3%	**32,078**	**61.5%**
Monthly fee	6,922	14.6%	**6,841**	**13.1%**
Interconnection revenue	2,614	5.5%	**3,466**	**6.7%**
Others	5,976	12.6%	**9,751**	**18.7%**
(2) Sales of telecommunications products	4	0.0%	**3**	**0.0%**

Service revenue from GSM Cellular Business was RMB52.14 billion in 2005. Of the total, usage fees reached RMB32.08 billion, representing 61.5% of the total revenue from GSM Cellular Business. Monthly fees reached RMB6.84 billion, representing 13.1% of the revenue from GSM Cellular Business. Interconnection revenue was RMB3.47 billion, accounting for 6.7% of the revenue from GSM Cellular Business.

As we continuously promoted our value-added services such as SMS, Cool Ringtone in 2005, revenue from GSM value-added services amounted to RMB7.91 billion in 2005, with its share of the GSM service revenue increased from 10.2% in 2004 to 15.2%.

2. CDMA Cellular Business

In 2005, the Company continued the transformation of marketing model for CDMA Cellular Business and effectively controlled the increase of marketing expenses, particularly reducing the handset subsidy costs so as to realize effective growth. Revenue from CDMA Cellular Business was RMB30.32 billion in 2005, an increase of 16.4% from 2004. Due to the expanding subscriber base, ARPU for our CDMA Cellular Business decreased by RMB10.2 from RMB85.3 in 2004 to RMB75.1 in 2005.


Revenue of CDMA Cellular Business
(RMB in million)
26,046
30,320
04
05
CDMA ARPU
85.3
75.1
04
05
ARPU (RMB)

The table below sets forth the revenue composition of our CDMA Cellular Business and their respective share of revenue from CDMA Cellular Business in the years of 2004 and 2005.

		2004 (Restated)		2005	
		RMB in million	As percentage of total	RMB in million	As percentage of total
Revenue		26,046	100.0%	30,320	100.0%
(1)	Service revenue	24,378	93.6%	27,577	91.0%
	Include: Usage fee	16,164	62.0%	16,727	55.2%
	Monthly fee	4,638	17.8%	4,905	16.2%
	Interconnection revenue	927	3.6%	1,399	4.6%
	Others	2,649	10.2%	4,546	15.0%
(2)	Sales of telecommunications products	1,668	6.4%	2,743	9.0%

Service revenue as a percentage of the revenue from CDMA Cellular Business was 91.0% in 2005. CDMA usage fee reached RMB16.73 billion, representing 55.2% of the revenue from CDMA Cellular Business. Monthly fee totaled RMB4.91 billion, accounting for 16.2% of the revenue from CDMA Cellular Business. Interconnection revenue amounted to RMB1.40 billion, representing 4.6% of the revenue from CDMA Cellular Business.


Revenue of Long Distance, Data and Internet Business
(RMB in billion)
5.53
4.59
04
05

Based on its CDMA1X business and technology superiority, the Company devoted great efforts to the development of the CDMA wireless data business so as to continuously increase the revenue contribution of this value-added business. Revenue from the value-added business of the CDMA Cellular Business reached RMB4.05 billion, and accounted for 14.7% of the service revenue from CDMA Cellular Business in 2005, an increase from 9.8% in 2004.

3. Revenue from the Long Distance, Data and Internet Business

Because of intensified market competition and increased marketing efforts by other operators, tariffs for businesses such as outgoing long distance calls and leased lines fell relatively faster. The total minutes of outgoing international and domestic long distance calls grew by 4.8% from 2004. However, revenue totaled RMB4.59 billion in 2005, down 17.0% from 2004.

III. Costs and Expenses

Our costs and expenses in 2005 were RMB79.95 billion, up by 10.1% from 2004.

The table below illustrates the major cost items from 2004 and 2005 and their respective share of total revenue.

	2004 (Restated)		2005	
	RMB in million	As percentage of total operating revenue	RMB in million	As percentage of total operating revenue
Total costs and expenses	72,617	91.8%	**79,947**	**91.8%**
include:				
Leased lines and network capacities	7,398	9.4%	**8,747**	**10.0%**
Interconnection charges	7,517	9.5%	**8,372**	**9.6%**
Depreciation and amortisation	19,011	24.0%	**20,368**	**23.4%**
Employee benefit expenses	4,615	5.8%	**5,616**	**6.5%**
Selling and marketing	19,523	24.7%	**20,558**	**23.6%**
General, administrative and other expenses	10,500	13.3%	**11,742**	**13.5%**
Cost of telecommunication products sold	2,563	3.2%	**3,575**	**4.1%**
Net finance costs	1,593	2.0%	**1,003**	**1.2%**

1. Leased lines and network capacities

   The aggregate lease expense for leased lines and network capacities of the Company reached RMB8.75 billion, up 18.2% from 2004, and as a percentage of the total revenue increased from 9.4% in 2004 to 10.0%. Network capacities lease expense for the CDMA Cellular Business increased from RMB6.59 billion in 2004 to RMB7.92 billion. Under the new CDMA Network Capacities Leasing Agreement, lease expense for the network capacities in 2005 was calculated as 29% of the service revenue from our CDMA Cellular Business in 2005.

2. Interconnection charges

   Due to the increase in interconnection traffic volume, interconnection charges increased to RMB8.37 billion in 2005, up 11.4% from 2004. Interconnection charges for the GSM Cellular Business increased by 11.7% from 2004. Interconnection charges for the CDMA Cellular Business increased by 19.7% from 2004. Interconnection charges for the Long Distance, Data and Internet Business decreased by 14.9% from 2004. Interconnection charges as a percentage of the total revenue was 9.6% in 2005, representing a slight increase from 2004.

3. Depreciation and amortisation

   Because of the increased assets scale, depreciation and amortisation expenses increased by 7.1% from 2004 to RMB20.37 billion in 2005. However, due to a greater increase in total revenue, depreciation and amortisation expenses as a percentage of total revenue decreased from 24.0% in 2004 to 23.4% in 2005.

4. Employee benefit expenses

   In 2005, due to various factors including a general increase in the employee insurance premium expenditure, the introduction of certain new social insurance items and the adoption of the new Hong Kong Financial Reporting Standards which required the share-based payments arising from share option granted to be amortised over the vesting periods and recognised as personnel expenses, employee benefit expenses recorded an increase. Employee benefit expenses for the whole year was RMB5.62 billion, up 21.7% from 2004, and represented 6.5% of the total revenue, up from 5.8% in 2004.

Analysis of costs and expenses

Percentage of costs and expenses to total revenue (%)

04
91.8%
9.4%
9.5%
24%
5.8%
24.7%
13.3%
3.2%
2.0%
05
91.8%
10.0%
9.6%
23.4%
6.5%
23.6%
13.5%
4.1%
1.2%
Leased lines and network capacities
Interconnection charges
Depreciation and amortization
Employee benefit expenses
Selling and marketing
General, administrative and other expenses
Cost of telecommunications products sold
Net finance costs

Analysis of costs and expenses

Composition of costs and expenses (%)

04
10.2%
10.4%
26.2%
6.4%
26.9%
14.5%
3.5%
2.2%
05
10.9%
10.5%
25.5%
7.0%
25.7%
14.7%
4.5%
1.3%
Leased lines and network capacities
Interconnection charges
Depreciation and amortization
Employee benefit expenses
Selling and marketing
General, administrative and other expenses
Cost of telecommunications products sold
Net finance costs

5. Selling and marketing expenses

Our selling and marketing expenses primarily included sales commissions, promotion and advertising expenses, amortisation of the capitalised customer acquisition costs of contractual CDMA subscribers and customer retention costs. Selling and marketing expenses totaled RMB20.56 billion in 2005, an increase of 5.3% from 2004, which was lower than the growth rate in the total revenue by 4.8 percentage points. Amortisation of capitalised customer acquisition costs on contractual CDMA subscribers was RMB5.95 billion. The balance of unamortised capitalised CDMA customer acquisition costs decreased from RMB4.75 billion as of 31 December 2004 to RMB2.94 billion as of 31 December 2005, easing the pressure from subsequent amortisation charges on CDMA subscribers acquisition costs.

In 2005, the Company put emphasis on enhancing cost effectiveness through reinforcing the transformation of the marketing model. Selling and marketing expenses as a percentage of the total revenue was 23.6%, down 1.1 percentage points from 24.7% in 2004.

6. General, administrative and other expenses

Affected by factors such as the successive expiration of the warranty periods for the Company's network equipment, a significant increase in the renewal maintenance fees, a relatively fast growth in the consumption of water and electricity at our base stations due to the increase in the scale of the Company's network and in energy prices, general, administrative and other expenses were RMB11.74 billion in 2005, up 11.8% from 2004. General, administrative and other expenses as a percentage of the total revenue increased from 13.3% in 2004 to 13.5%. In 2005, the Company strengthened effective control over bad debts and the provision for bad debts for the whole year was RMB1.50 billion, down 31.6% from 2004. The overall bad debt ratio decreased from 2.8% in 2004 to 1.8%.

7. Cost of telecommunications products sold

In 2005, the cost of telecommunications products sold was RMB3.58 billion, up by 39.5% from 2004, representing 4.1% of the total revenue.

8. Interest income and finance costs

Interest income in 2005 fell to RMB96 million, down 6.5% from 2004. Finance costs were RMB1.10 billion, down 35.2% from 2004. Net finance costs decreased by 37.0% from RMB1.59 billion in 2004 to RMB1.00 billion in 2005, primarily due to an effective reduction in interest expense as a result of the issuance of RMB10 billion short-term bonds. In addition, the Company recorded an exchange gain of RMB0.274 billion due to the revaluation of RMB during 2005.

IV. Earnings



Profit for the year
(RMB in billion)
4.49
4.93
04
05

1. Profit before income tax

   The Company made efforts to strengthen cost and expense control and strived to realize the coordinated development of "Quantity, Earnings and Effectiveness". In 2005, our profit before income tax was RMB7.10 billion, an increase of 9.8% from 2004.

   Profit before income tax for the GSM Cellular Business continued to grow steadily to RMB7.28 billion, up 6.5% from 2004. Profit before income tax for the CDMA Cellular Business improved quarter on quarter. Profit before income tax for the CDMA Cellular Business for the second half of 2005 reached RMB0.28 billion. Loss for CDMA Cellular Business for the whole year was RMB0.20 billion, a reduction of RMB0.36 billion in loss from 2004. Profit before income tax for the Long Distance, Data and Internet Business was RMB0.14 billion.



2. Income tax expenses

   Our income tax expenses increased to RMB2.17 billion in 2005, up by 9.8% from 2004. The effective tax rate was 30.6%.



EBITDA and
EBITDA margin
34.1%
32.7%
26.97
28.44
04
05

3. Profit for the year

   Our profit for the year reached RMB4.93 billion in 2005. Basic earnings per share in 2005 were RMB0.392, an increase of 9.6% from RMB0.358 in 2004.

V. EBITDA

EBITDA of the Company increased by 5.4% from 2004 to RMB28.44 billion in 2005. EBITDA margin (EBITDA as a percentage of the revenue) was 32.7%, down 1.4 percentage points from 2004.

EBITDA for the GSM Cellular Business was RMB25.45 billion, up 4.0% from 2004. EBITDA margin decreased from 51.3% in 2004 to 48.8%. EBITDA for the CDMA Cellular Business increased from -RMB0.14 billion in 2004 to RMB0.44 billion. EBITDA for the Long Distance, Data and Internet Business was RMB2.68 billion, an decrease of 4.4% from 2004.


Capital expenditure and projected capital expenditure
(RMB in billion)
18.39
17.61
22.00
04
05
06

VI. Capital expenditures and free cash flow

Our capital expenditures totaled RMB17.61 billion in 2005. Capital expenditures attributable to the Cellular Business were RMB7.33 billion. Capital expenditures for the Long Distance, Data and Internet Business were RMB1.18 billion. Capital expenditures for local gateway and infrastructure network were RMB2.95 billion. Capital expenditures for billing system, customer services and information technology system and buildings were RMB6.15 billion.

Free cash flow improved further from RMB5.43 billion in 2004 to RMB13.19 billion in 2005.

The table below illustrates the capital expenditures of various major segments in 2005 and the planned expenditures in 2006.

	2005 RMB in billion	2006 Planned RMB in billion
Total	17.61	22.00
Cellular	7.33	10.80
Long Distance, Data and Internet	1.18	1.47
Gateway and infrastructure network	2.95	3.78
Others	6.15	5.95

Capital expenditures planned for 2006 are RMB22.0 billion. Capital expenditures planned for the GSM Cellular Business are RMB10.8 billion which will be used to satisfy our subscribers' demand, improve the quality of network coverage and increase the network capacity as appropriate, as well as to upgrade the GPRS networks in some major cities. Capital expenditures planned for Long Distance, Data and Internet Business are RMB1.47 billion. Capital expenditures planned for local gateway and infrastructure network are RMB3.78 billion. Capital expenditures planned for billing system, customer services and information technology system and buildings and others are RMB5.95 billion.

The Company plans to rely largely on cash generated from operating activities to satisfy our capital expenditures needs in 2006.

VII. Balance Sheet

In 2005, the Company's balance sheet structure remained sound and its financial position further improved. Total assets changed from RMB149.04 billion as of 31 December 2004 to RMB142.63 billion as of 31 December 2005. Total liabilities decreased from RMB76.60 billion as of 31 December 2004 to RMB66.34 billion as of 31 December 2005. The liabilities-to-assets ratio decreased from 51.4% as of 31 December 2004 to 46.5% of 31 December 2005.

As of 31 December 2005, we had net current liabilities (i.e. current assets minus current liabilities) of RMB35.59 billion, representing an increase of RMB6.71 billion from RMB28.88 billion at the end of 2004. Taking into account available financing and continuous net cash inflows from our operating results, we believe that the Company has sufficient funds to meet its working capital requirements and debt obligations.

Please refer to Notes 2 and 4 to the financial statements for the Company's significant accounting policies and critical accounting estimates and judgements.

Report of the Directors

The directors (the "Directors") of China Unicom Limited (the "Company") are pleased to present their report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2005.

Principal activities

The principal activities of the Company are investment holding and its subsidiaries are principally engaged in the provision of cellular, long distance, data and Internet services in China.

Results and appropriation

The results of the Group for the year ended 31 December 2005 are set out on pages 74 to 75 of the financial statements.

In view of the rapid growth in the Group's business and strong operating performance during 2005, the Board of Directors recommends the payment of a final dividend of RMB0.11 per ordinary share, totaling approximately RMB1.38 billion for the year ended 31 December 2005.

Summary of financial information

Please refer to the Financial Summary on pages 179 to 180 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2005.

Loans

Please refer to Notes 15 and 19 to the financial statements for details of the bank loans of the Group as at 31 December 2005.

Bonds

Please refer to Note 18 to the financial statements for details of the bonds of the Group as at 31 December 2005.

Capitalised Interest

Please refer to Note 26 to the financial statements for details of the Group's capitalised interest for the year ended 31 December 2005.

Property, plant and equipment

Please refer to Note 6 to the financial statements for changes in the property, plant and equipment of the Group and the Company for the year ended 31 December 2005.

Charge on assets

As of 31 December 2005, no property, plant and equipment was pledged to banks as loan security.

Reserves

Please refer to pages 76 to 77 of the financial statements for the movements in the reserves of the Group and the Company for the year ended 31 December 2005.

Subsidiaries

Please refer to Note 20 to the financial statements for details of the Company's subsidiaries as at 31 December 2005.

Changes in shareholders' equity

Please refer to page 76 to 77 of the financial statements on the Statement of Changes in Equity.

Housing benefits

Please refer to Note 25 to the financial statements for details of the housing benefits provided to employees of the Group.

Retirement benefits

Please refer to Note 24 to the financial statements for details of the retirement benefits provided to employees of the Group.

Pre-emptive rights

There are no provisions for pre-emptive rights in the articles of association of the Company (the "Articles of Association") requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major suppliers and customers

The Group's sales to its five largest customers did not exceed 30% of the Group's total turnover for the year ended 31 December 2005.

Purchases from the largest supplier for the year ended 31 December 2005 represented approximately 8% of the Group's total purchases. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2005 accounted for approximately 29% of the total purchases of the Group for the year 2005.

None of the Directors nor their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) nor any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the five largest suppliers of the Group for the year ended 31 December 2005.

Connected transactions

Please refer to Note 32 to the financial statements for a summary of the connected transactions entered into by members of the Group for the year ended 31 December 2005.

The independent non-executive Directors of the Company confirmed that all connected transactions referred to in Note 32, to which the Group was a party during 2005:

1. were entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of its business;
2. were entered into either (a) on normal commercial terms, or (b) if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are no less favourable than terms available to or from (as appropriate) independent third parties; and
3. were entered into in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of our shareholders as a whole.

The board of directors has received a letter from the auditors of the Company stating that all the connected transactions subject to waivers refered to in note 32 to the financial statements of the Company for 2005:

1. have received the approval of the Company's board of directors;
2. were in accordance with the pricing policy on the transactions involving provision of goods and services;
3. have been entered into in accordance with the relevant agreements governing the connected transactions subject to waivers; and
4. have not exceeded their respective upper limits set for the financial year ended 31 December 2005.

Share capital

Please refer to Note 14 to the financial statements for details of the share capital of the Company for the year ended 31 December 2005.

Share option scheme

On 1 June 2000, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the amended chapter 17 of the Listing Rules which came into effect on 1 September 2001 and, following amendment, provides a more favourable scheme to attract and retain key personnel. Under the amended Share Option Scheme:

(i) share options may be granted to employees including executive directors of the Group and any of the non-executive directors;

(ii) any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options);

(iii) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(iv) the option period commences on any day after the date on which an option is offered, but may not exceed 10 years from the offer date; and

(v) the subscription price shall not be less than the higher of:

  (a) the nominal value of the shares;

  (b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as stated in the Stock Exchange's quotation sheets on the offer date in respect of the options; and

  (c) the average closing price of the shares on the Stock Exchange's quotation sheets for the five trading days immediately preceding the offer date.

Up to 31 December 2005, 233,292,400 share options had been granted and remain valid under the Share Option Scheme of the Company, of which 6,730,000 share options are being held by the directors. Please refer to the paragraph "Directors' Interests and short positions in shares, and Remuneration" herein below for details.

All of the options granted and outstanding as at 31 December 2005 are governed by the amended terms of the Share Option Scheme as stated herein.

As of 31 December 2005, 21,269,200 options granted under the Share Option Scheme have been exercised.

On 15 February, 2006, the Company further granted 167,466,000 share options under the Share Option Scheme, of which 2,840,000 share options were granted to the then existing Directors and 3,000,000 share options were granted to senior management who were later appointed as Directors of the Company on 1 April 2006. For the impact of the granting on directors' interests in shares, please refer to the paragraph "Directors' interests and short positions in shares, and remuneration".

Pre-global offering share option scheme

On 1 June 2000, the Company also adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). In order to synchronise the administration of the options granted under the Pre-Global Offering Share Option Scheme with the Share Option Scheme, the Pre-Global Offering Share Option Scheme was also amended on 13 May 2002. The amended terms of the Pre-Global Offering Share Option Scheme are substantially the same as the Share Option Scheme stated above except that:

(i) The price of a share payable upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and Stock Exchange transaction levy);

(ii) The period during which an option may be exercised commenced two years from the date of grant of the options and ends 10 years from 22 June 2000; and

(iii) No further options can be granted under the scheme.

Up to 31 December 2005, 24,309,600 share options had been granted and remain valid under the Pre-Global Offering Share Option Scheme of the Company, of which 701,400 options are being held by the directors. Please refer to the paragraph "Directors' interests and short positions in shares, and Remuneration" herein below for details.

All of the options granted and outstanding as at 31 December 2005 are governed by the amended terms of the Pre-Global Offering Share Option Scheme as stated herein.

Up to 31 December 2005, no options granted under the Pre-Global Offering Share Option Scheme have been exercised.

Financial impact and valuation of share options granted

Upon the adoption of HKFRS 2, the Group changed its accounting policy for share-based payment. Effective on 1 January 2005, the Group expenses the cost of share options in the income statement. The cost of share options granted after 7 November 2002 and not yet vested on 1 January 2005 was expensed retrospectively in the income statements of the respective periods. The Group recognised share-based employee compensation costs based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model.

Please also refer to Note 28 to the financial statements for an additional description, financial impact and valuation of the respective share option schemes.

In respect of the disclosure of the value of options granted, please refer to the section headed "Supplemental Financial Information for North American Shareholders" on pages 174 to 175.

Purchase, sale or redemption of shares

For the year ended 31 December 2005, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company's listed shares.

Substantial interests and short positions in the share capital of the Company

The following table sets out the interests and short positions of every person, other than a Director or chief executive of the Company, in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (the "SFO") as at 31 December 2005:

		Ordinary shares held		
		Held directly	Held Indirectly	Percentage of total issued shares
(i)	China United Telecommunications Corporation ("Unicom Group")	—	9,725,000,020	77.34%
(ii)	China United Telecommunications Corporation Limited ("A Share Company")	—	9,725,000,020	77.34%
(iii)	China Unicom (BVI) Limited ("China Unicom (BVI)")	9,725,000,020	—	77.34%

Note: Because of the fact that Unicom Group and A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of China Unicom (BVI), in accordance with the Ordinance, the interests of China Unicom (BVI) are deemed to be, and have therefore been included in, the interests of Unicom Group and A Share Company.

Apart from the foregoing, as at 31 December 2005 no person or corporation had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

Please also refer to Note 14 to the financial statements for the shareholding position of the Company's shares as at 31 December 2005.

COMPOSITION OF THE BOARD

The directors during the financial year were:

Executive directors:

Chang Xiaobing (Chairman)	
Shang Bing	
Tong Jilu	
Li Qiuhong	(appointed on 19 July 2005)
Lo Wing Yan, William	
Ye Fengping	
Zhao Le	(resigned on 19 July 2005)

Non-executive director:

Liu Yunjie

Independent non-executive directors:

Wu Jinglian	
Shan Weijian	
Cheung Wing Lam, Linus	
Craig O. McCaw	(retired on 12 May 2005)
C. James Judson	(alternate director to Craig O. McCaw, retired on 12 May 2005)

On 19 January 2006, Mr. Wong Wai Ming was appointed as independent non-executive director.

On 1 April 2006, Mr. Li Qiuhong, Mr. Lo Wing Yan, William and Mr. Ye Fengping resigned as executive directors; Mr. Liu Yunjie resigned as non-executive director; Ms. Li Jianguo, Mr. Yang Xiaowei, Mr. Li Zhengmao, Mr. Li Gang and Mr. Zhang Junan were appointed as executive directors; and Mr. Lu Jianguo was appointed as non-executive director.

In accordance with the Articles of Association, Mr. Chang Xiaobing, Mr. Tong Jilu, Ms. Li Jianguo, Mr. Yang Xiaowei, Mr. Li Zhengmao, Mr. Li Gang, Mr. Zhang Junan, Mr. Lu Jianguo, Mr. Cheung Wing Lam, Linus and Mr. Wong Wai Ming are subject to election or re-election due to retirement by rotation at the forthcoming annual general meeting of the Company. The personal biographies of the directors are set out in the section headed "Biographical Details of Directors" on P.13 to P.16 of this annual report. Additional information to be disclosed by the proposed Directors pursuant to Rule 13.51(2) of the Listing Rules is set out below for the shareholders' consideration.

Save as disclosed in the section headed "Biographical Details of Directors", Mr. Chang Xiaobing does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at 23 March 2006 (the "Latest Practicable Date"), except for holding a total number of 1,326,000 share options granted under the Company's share option scheme, Mr. Chang does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between Mr. Chang and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Chang is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Chang will receive a remuneration package including a basic salary of HK$107,700 per month plus a housing allowance, as well as a discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee of the Company and determined by the Board with reference to his working performance. The remuneration of Mr. Chang has been determined with reference to his duties and responsibilities in the Company, his experience and the prevailing market conditions. Mr. Chang has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors", Mr. Tong Jilu does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, except for holding a total number of 1,668,000 share options granted under the Company's share option scheme, Mr. Tong does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between Mr. Tong and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Tong is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Tong will receive a remuneration package including a basic salary of HK$69,200 per month plus a housing allowance, as well as a discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee of the Company and determined by the Board with reference to his working performance. The remuneration of Mr. Tong has been determined with reference to his duties and responsibilities in the Company, his experience and the prevailing market conditions. Mr. Tong has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors", Ms. Li Jianguo does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, except for holding a total number of 1,552,000 share options granted under the Company's share option scheme. Ms. Li does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between Ms. Li and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Ms. Li is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Ms. Li will receive a remuneration package including a basic salary of HK$57,700 per month plus a housing allowance, as well as a discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee of the Company and determined by the Board with reference to her working performance. The remuneration of Ms. Li has been determined with reference to her duties and responsibilities in the Company, her experience and the prevailing market conditions. Ms. Li has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors",Mr. Yang Xiaowei does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, except for holding a total number of 1,118,000 share options granted under the Company's share option scheme, Mr. Yang does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between Mr. Yang and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Yang is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Yang will receive a remuneration package including a basic salary of HK$57,700 per month plus a housing allowance, as well as a discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee of the Company and determined by the Board with reference to his working performance. The remuneration of Mr. Yang has been determined with reference to his duties and responsibilities in the Company, his experience and the prevailing market conditions. Mr. Yang has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors", Mr. Li Zhengmao does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, except for holding 20,000 shares of the Company and a total number of 1,360,600 share options granted under the Company's share option scheme. Mr. Li does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between Mr. Li and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Li is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Li will receive a remuneration package including a basic salary of HK$57,700 per month plus a housing allowance, as well as a discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee of the Company and determined by the Board with reference to his working performance. The remuneration of Mr. Li has been determined with reference to his duties and responsibilities in the Company, his experience and the prevailing market conditions. Mr. Li has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors", Mr. Li Gang does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, except for holding a total number of 500,000 share options granted under the Company's share option scheme, Mr. Li does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between Mr. Li and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Li is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Li will receive a remuneration package including a basic salary of HK$57,700 per month plus a housing allowance, as well as a discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee of the Company and determined by the Board with reference to his working performance. The remuneration of Mr. Li has been determined with reference to his duties and responsibilities in the Company, his experience and the prevailing market conditions. Mr. Li has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors", Mr. Zhang Junan does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, except for holding a total number of 500,000 share options granted under the Company's share option scheme. Mr. Zhang does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between Mr. Zhang and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Zhang is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Zhang will receive a remuneration package including a basic salary of HK$57,700 per month plus a housing allowance, as well as a discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee of the Company and determined by the Board with reference to his working performance. The remuneration of Mr. Zhang has been determined with reference to his duties and responsibilities in the Company, his experience and the prevailing market conditions. Mr. Zhang has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors", Mr. Lu Jianguo does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, except for holding a total number of 1,668,600 share options granted under the Company's share option scheme. Mr. Lu does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Mr. Lu has not entered into any directors' service contract with the Company and there is no term expressly provides for the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Lu is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Lu will receive an annual fee of HK$300,000 as fees for being a non-executive director, as well as an annual fee of HK$20,000 for being a member of the Remuneration Committee. Other than the aforesaid fees, Mr. Lu is not entitled to any bonus or other emoluments. Mr. Lu has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors", Mr. Cheung Wing Lam, Linus does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, except for holding a total number of 292,000 share options granted under the Company's share option scheme, Mr. Cheung does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Mr. Cheung has not entered into any directors' service contract with the Company and there is no term expressly provides for the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Cheung is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Cheung will receive an annual fee of HK$300,000 as fees for being a non-executive director, an annual fee of HK$70,000 for being a member of the Audit Committee as well as an annual fee of HK$20,000 for being a member of the Remuneration Committee. Other than the aforesaid fees, Mr. Cheung is not entitled to any bonus or other emoluments. Mr. Cheung has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors", Mr. Wong Wai Ming does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Wong does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Mr. Wong has not entered into any directors' service contract with the Company and there is no term expressly provides for the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Wong is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Wong will receive an annual fee of HK$300,000 as fees for being a non-executive director, an annual fee of HK$100,000 for being Chairman of the Audit Committee. Other than the aforesaid fees, Mr. Wong is not entitled to any bonus or other emoluments. Mr. Wong has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Directors' interests and short positions in shares, and remuneration

As at 31 December 2005, the interests and short positions of the Directors and past Directors of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the Securities and Futures Ordinance (the "Ordinance")) as recorded in the register required to be kept under section 352 of the Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

As at 31 December 2005, the following Directors, past Directors and chief executive of the Company held the following share options under the Pre-Global Offering Share Option Scheme and the Share Option Scheme:

Name of Directors/ past Directors	No. of Options Outstanding As At 1 January 2005[1]	No. of Options Granted During 2005[1]	No. of Options Exercised During 2005	No. of Options Outstanding As At 31 December 2005	Other remuneration for the Year 2005 RMB'000
Chang Xiaobing	526,000	—	—	526,000	4,213
Shang Bing	1,208,400	—	—	1,208,400	3,513
Tong Jilu	1,168,000	—	—	1,168,000	2,845
Li Qiuhong[5]	N/A[2]	—	—	816,400	1,013
Lo Wing Yan, William[5]	554,000	—	204,000	350,000	2,877
Ye Fengping[5]	734,000	—	—	734,000	2,145
Liu Yunjie[5]	876,600	—	—	876,600	316
Wu Jinglian	876,000	—	—	876,000	316
Shan Weijian	584,000	—	—	584,000	316
Cheung Wing Lam, Linus	292,000	—	—	292,000	316
Zhao Le[3]	816,400	—	—	N/A	1,226
Craig O. McCaw[4]	876,000	—	—	N/A	114

Subsequent to 31 December 2005, the Company granted the following share options under the Share Option Scheme to the following Directors and past Directors of the Company on 15 February 2006:

Name of Directors/past Directors	No. of Options Outstanding As At 1 January 2006 [1]	No. of Options Granted on 15 February 2006[1]
Chang Xiaobing	**526,000**	**800,000**
Shang Bing	**1,208,400**	**700,000**
Tong Jilu	**1,168,000**	**500,000**
Li Qiuhong[2 and 5]	**816,400**	**280,000**
Lo Wing Yan, William[5]	**350,000**	**280,000**
Ye Fengping[5]	**734,000**	**280,000**
Li Jianguo[6]	**1,052,000**	**500,000**
Yang Xiaowei[6]	**618,000**	**500,000**
Li Zhengmao[6]	**860,600**	**500,000**
Li Gang[6]	—	**500,000**
Zhang Junan[6]	—	**500,000**
Lu Jianguo[6]	**1,168,600**	**500,000**

1. Each option gives the holder the right to subscribe for one share.
2. Mr. Li Qiuhong was appointed as executive director on 19 July 2005.
3. Mr. Zhao Le resigned as executive director on 19 July 2005.
4. Mr. Craig O. McCaw (and his alternate director Mr. C. James Judson) retired as independent non-executive director on 12 May 2005.
5. Mr. Li Qiuhong, Mr. Lo Wing Yan, William, and Mr. Ye Fengping resigned as executive directors on 1 April 2006. Mr Liu Yunjie resigned as non-executive director on 1 April 2006.
6. Mr. Wong Wai Ming was appointed as independent non-executive director on 19 January 2006. Ms. Li Jianguo, Mr. Yang Xiaowei, Mr. Li Zhengmao, Mr. Li Gang and Mr. Zhang Junan were appointed as executive directors on 1 April 2006. Mr. Lu Jianguo was appointed as non-executive director on 1 April 2006.

Apart from the foregoing, at no time during 2005 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Furthermore, apart from the foregoing, as at 31 December 2005, none of the Directors or chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures in the Company or any of its associated corporations as defined in the Ordinance.

Directors' interest in contracts and service contracts

Each of the existing executive Directors has entered into a service contract with the Company.

Save for the service contracts mentioned above, as at 31 December 2005, the Directors did not have any material interests, whether directly or indirectly, in any contracts of significance entered into by the Company.

None of those Directors proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Emoluments of the directors and senior management

Please refer to the paragraph "Directors' interests and short positions in shares, and remuneration" and Note 23 to the financial statements for details of the emoluments of the Directors and senior management of the Company.

Employee and remuneration policy

As at 31 December 2005, the Group employed approximately 70 and 53,000 staff in Hong Kong and China respectively. Employee benefit expenses were RMB5.62 billion (2004: RMB4.62 billion). The Group ensures that its employees' remuneration is in line with the market trend and competitive. Employees' remuneration is determined based on the performance of employees in accordance with the Group's remuneration and bonus system. The Group also provides comprehensive benefit packages and career development opportunities for its staff, including retirement benefits, housing benefits, internal and external training programmes according to individual needs.

The Company has a share option scheme under which the Company offers share options for subscribing its shares to eligible staff.

Independence of independent non-executive directors

The Company has received from each of its independent non-executive directors his annual confirmation of his independence pursuant to rule 3.13 of the Listing Rules and the Company considers the independent non-executive directors to be independent.

Corporate Governance Report

Report on the Company's corporate governance are set out in "Corporate Governance Report" on pages 17 to 25.

Material legal proceedings

We are not involved in any material litigation, arbitration or administrative proceedings. So for as we are aware, no such litigation, arbitration or administrative proceedings are pending or threatened.

Public float

Based on the publicly available information and so far as Directors are aware, the Company has maintained the specified amount of public float as required by the Stock Exchange during the year and as at the date of this report.

Donations

For the year ended 31 December 2005, the Group made charitable and other donations totalling approximately RMB8,900,000.

Auditors

PricewaterhouseCoopers were appointed as the auditors of the Company for the year ended 31 December 2005 and have audited the accompanying financial statements. A resolution will be submitted by the Board of Directors at the forthcoming annual general meeting of the Company to re-appoint PricewaterhouseCoopers as the Company's auditors for the year ending 31 December 2006.

By Order of the Board
Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong, 23 March 2006

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (the"Meeting") of China Unicom Limited (the"Company") will be held on 12 May 2006 at 9:30 a.m. at Granville Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2005.
2. To declare a final dividend for the year ended 31 December 2005.
3. To elect and re-elect the Directors and to authorise the Directors to fix their remuneration for the year ending 31 December 2006.
4. To re-appoint PricewaterhouseCoopers as auditors, and to authorise the Directors to fix their fees for the year ending 31 December 2006.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

   (a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "**THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

The Board of Directors of the Company comprises of:

Executive Directors:	*Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang, and Zhang Junan*
Non-executive Director:	*Lu Jianguo*
Independent Non-executive Directors:	*Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming*

By order of the Board

Chu Ka Yee
Company Secretary

Hong Kong, 12 April 2006

Notes:

1. Any member entitled to attend and vote at the Meeting is entitled to appoint one or not exceeding two proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 75/F., The Center, 99 Queen's Road Central, Hong Kong at least 48 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Directors have recommended a final dividend for the year ended 31 December 2005 of RMB0.11per share and subject to the passing of the Resolution 2 above, the dividend is expected to be paid in Hong Kong dollars around 8 June 2006 to those shareholders whose names appear on the Company's register of shareholders on 12 May 2006.

4. The Register of the shareholders will be closed from 10 May 2006 to 12 May 2006 (both days inclusive), during which dates no transfer of shares of the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant certificates must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 9 May 2006.

5. In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate letter from the Company to be enclosed with the 2005 annual report.

6. The votes to be taken at the Meeting will be taken by poll, the results of which will be announced after the Meeting. Under the Articles of Association, a poll can be demanded by: (i) the Chairman of the Meeting; or (ii) at least three shareholders of the Company (the "Shareholders") present in person (or if the Shareholder is a corporate, present by its duly authorised representative) or by proxy and entitled to vote at the Meeting; or (iii) any Shareholder or Shareholders present in person (or if the Shareholder is a corporate, present by its duly authorised representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the Meeting; or (iv) any Shareholder or Shareholders present in person (or if the Shareholder is a corporate, present by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the Meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid on all shares conferring that right.

Auditors' Report

TO THE SHAREHOLDERS OF CHINA UNICOM LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 70 to 171 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 March 2006

Consolidated Balance Sheet

As at 31 December 2005

(All amounts in Renminbi ("RMB") thousands)

	Note	As at 31 December 2005	As at 31 December 2004 Restated (Note 2.2)
ASSETS			
Non-current assets			
Property, plant and equipment	2.2, 6	116,056,432	118,492,120
Goodwill	2.2, 7	3,143,983	3,136,557
Other assets	2.2, 8	7,818,583	9,694,761
Deferred income tax assets	2.2, 9	335,234	468,774
		127,354,232	131,792,212
Current assets			
Inventories	10	2,107,812	3,114,632
Accounts receivable, net	11	4,548,429	5,229,980
Prepayments and other current assets	12	2,342,467	3,059,714
Amounts due from Domestic Carriers	32.2	138,485	269,919
Amounts due from Unicom Group	32.1	—	61,401
Amounts due from related parties	32.1	384,531	193,048
Short-term bank deposits		282,457	662,025
Bank balances and cash	13	5,471,576	4,655,464
		15,275,757	17,246,183
Total assets		142,629,989	149,038,395
EQUITY			
Capital and reserves attributable to the Company's shareholders			
Share capital	14	1,333,621	1,332,487
Share premium	14	52,601,014	52,546,294
Reserves		2,827,331	2,259,295
Retained profits			
– Proposed final dividend	30	1,383,169	1,256,349
– Others		18,139,210	15,047,816
		76,284,345	72,442,241
Minority interest	1, 20	2,734	—
Total equity		76,287,079	72,442,241

	Note	As at 31 December 2005	2004 Restated (Note 2.2)
LIABILITIES			
Non-current liabilities			
Long-term bank loans	15	11,981,518	26,137,188
Obligations under finance leases	16	145,367	488,956
Deferred income tax liabilities	9	5,613	3,262
Deferred revenue	2.2	3,348,232	3,840,493
Other long-term liabilities		—	2,578
		15,480,730	30,472,477
Current liabilities			
Payables and accrued liabilities	17	18,526,628	16,785,749
Taxes payable		1,016,128	395,688
Amounts due to Domestic Carriers	32.2	822,006	948,574
Amounts due to Unicom Group	32.1	38,094	—
Amounts due to related parties	32.1	116,621	5,760
Short-term bonds	18	9,865,900	—
Short-term bank loans	19	7,024,358	8,928,417
Current portion of long-term bank loans	15	5,145,190	11,086,305
Current portion of obligations under finance leases	16	420,631	938,189
Advances from customers	2.14	7,886,624	7,034,995
		50,862,180	46,123,677
Total liabilities		66,342,910	76,596,154
Total equity and liabilities		142,629,989	149,038,395
Net current liabilities		(35,586,423)	(28,877,494)
Total assets less current liabilities		91,767,809	102,914,718

The notes on pages 80 to 171 are an integral part of these consolidated financial statements.

Approved by the Board of Directors on 23 March 2006 and signed on behalf of the Board by

Chang Xiaobing
Director

Tong Jilu
Director

Balance Sheet

As at 31 December 2005

(All amounts in RMB thousands)

	Note	As at 31 December 2005	2004 Restated (Note 2.2)
ASSETS			
Non-current assets			
Investment in subsidiaries	20	55,341,026	55,290,963
Property, plant and equipment	6	43,660	49,447
Long-term loan to a subsidiary	15(b)	5,649,162	5,793,550
		61,033,848	61,133,960
Current assets			
Prepayments and other current assets	12	50,366	34,463
Amounts due from Unicom Group	32.1	156	134
Amounts due from a subsidiary		21,897	20,781
Dividends receivable	27(b)	3,280,000	—
Short-term bank deposits		80,702	270,513
Bank balances and cash	13	299,744	371,994
		3,732,865	697,885
Total assets		64,766,713	61,831,845

	Note	As at 31 December 2005	2004 Restated (Note 2.2)
EQUITY			
Capital and reserve attributable to the Company's shareholders			
Share capital	14	1,333,621	1,332,487
Share premium	14	52,601,014	52,546,294
Reserves		215,361	110,664
Retained profits:			
– Proposed final dividend	30	1,383,169	1,256,349
– Others		1,709,952	(36,586)
Total equity		57,243,117	55,209,208
LIABILITIES			
Non-current liabilities			
Long-term bank loans	15	4,035,116	5,793,550
Current liabilities			
Payables and accrued liabilities	17	62,079	47,358
Amounts due to subsidiaries		90,658	84,743
Short-term bank loans	19	1,721,697	696,986
Current portion of long-term bank loans	15	1,614,046	—
		3,488,480	829,087
Total liabilities		7,523,596	6,622,637
Total equity and liabilities		64,766,713	61,831,845

The notes on pages 80 to 171 are an integral part of these financial statements.

Approved by the Board of Directors on 23 March 2006 and signed on behalf of the Board by:

Chang Xiaobing
Director

Tong Jilu
Director

Consolidated Income Statement

For the year ended 31 December 2005

(All amounts in RMB thousands, except per share data)

	Note	Year ended 31 December 2005	2004 Restated (Note 2.2)
Revenue (Turnover)			
GSM Business	2.2, 5, 21, 32	52,135,528	47,508,952
CDMA Business	2.2, 5, 21, 32	27,576,936	24,377,674
Data and Internet Business	5, 21, 32	3,049,967	3,662,734
Long Distance Business	5, 21, 32	1,524,573	1,848,009
Total service revenue		84,287,004	77,397,369
Sales of telecommunications products	2.2, 5, 21, 32	2,761,827	1,689,755
Total revenue	2.2, 5, 21	87,048,831	79,087,124
Leased lines and network capacities	22, 32	(8,747,317)	(7,398,128)
Interconnection charges	32	(8,372,370)	(7,516,586)
Depreciation and amortisation	2.2, 22	(20,368,181)	(19,011,074)
Employee benefit expenses	2.2, 22, 23, 24, 25	(5,616,312)	(4,615,057)
Selling and marketing	2.2, 22, 32	(20,557,878)	(19,523,280)
General, administrative and other expenses	2.2, 22, 32	(11,741,560)	(10,500,241)
Cost of telecommunications products sold	2.2, 22, 32	(3,575,316)	(2,562,645)
Finance costs	26	(1,099,321)	(1,696,075)
Interest income		96,196	102,907
Other gains, net		34,925	103,647
Profit before income tax		7,101,697	6,470,592
Income tax expenses	2.2, 9	(2,170,411)	(1,977,141)
Profit for the year		4,931,286	4,493,451
Attributable to:			
Shareholders of the Company		4,931,052	4,493,451
Minority interest		234	—
		4,931,286	4,493,451
Proposed final dividend	30	1,383,169	1,256,349
Dividend paid	30	1,256,924	1,256,160

	Note	Year ended 31 December 2005	2004 Restated (Note 2.2)
Earnings per share for profit attributable to the shareholders of the Company during the year			
Basic earnings per share (RMB)	2.2, 29	0.392	0.358
Diluted earnings per share (RMB)	2.2, 29	0.391	0.357
Number of shares outstanding for basic earnings (in thousands)	29	12,570,398	12,561,242
Number of shares outstanding for diluted earnings (in thousands)	29	12,607,476	12,593,054
Basic earnings per ADS (RMB)	29	3.923	3.577
Diluted earnings per ADS (RMB)	29	3.911	3.568
Number of ADS outstanding for basic earnings (in thousands)	29	1,257,040	1,256,124
Number of ADS outstanding for diluted earnings (in thousands)	29	1,260,748	1,259,305

The notes on pages 80 to 171 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005
(All amounts in RMB thousands)

	The Group							
	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Statutory reserve	Retained profits	Minority Interest	Total
Balance at 1 January 2004, as previously reported as equity	1,331,390	52,483,266	—	176,853	1,542,478	14,081,503	—	69,615,490
Effects of changes of accounting policies upon adoption of the new HKFRS:								
- Share-based payment for employee services (Note 2.2(b))	—	—	21,707	—	—	(21,707)	—	—
- Upfront non-refundable revenue and the related direct incremental cost (Note 2.2(d))	—	—	—	—	—	(563,622)	—	(563,622)
Balance at 1 January 2004, as restated	1,331,390	52,483,266	21,707	176,853	1,542,478	13,496,174	—	69,051,868
Profit for the year (Restated)	—	—	—	—	—	4,493,451	—	4,493,451
Employees share option scheme:								
– Value of employee services	—	—	88,957	—	—	—	—	88,957
– Recognition of share issued on exercise of options (Note 28)	1,097	63,028	—	—	—	—	—	64,125
Appropriation to statutory reserve (Note 27)	—	—	—	—	429,300	(429,300)	—	—
Dividends relating to 2003	—	—	—	—	—	(1,256,160)	—	(1,256,160)
Balance at 31 December 2004	1,332,487	52,546,294	110,664	176,853	1,971,778	16,304,165	—	72,442,241
Derecognition of negative goodwill (Note 2.2(c))	—	—	—	—	—	7,425	—	7,425
Balance at 1 January 2005, as restated	1,332,487	52,546,294	110,664	176,853	1,971,778	16,311,590	—	72,449,666
Profit for the year	—	—	—	—	—	4,931,052	234	4,931,286
Subscription of shares of a subsidiary by minority shareholder (Note 1)	—	—	—	—	—	—	2,500	2,500
Employee share option scheme:								
– Value of employee services	—	—	108,417	—	—	—	—	108,417
– Recognition of share issued on exercise of options (Note 28)	1,134	54,720	(3,720)	—	—	—	—	52,134
Appropriation to statutory reserve (Note 27)	—	—	—	—	463,339	(463,339)	—	—
Dividends relating to 2004 (Note 30)	—	—	—	—	—	(1,256,924)	—	(1,256,924)
Balance at 31 December 2005	1,333,621	52,601,014	215,361	176,853	2,435,117	19,522,379	2,734	76,287,079

	The Company				
	Share capital	Share premium	Employee share-based compensation reserve	Retained profits	Total
Balance at 1 January 2004, as previously reported as equity	1,331,390	52,483,266	—	2,577,229	56,391,885
Effects of changes of accounting policies upon adoption of the new HKFRS					
– Share-based payment for employee services (Note 2.2(b))	—	—	21,707	(21,707)	—
Balance at 1 January 2004, as restated	1,331,390	52,483,266	21,707	2,555,522	56,391,885
Loss for the year (Restated)	—	—	—	(79,599)	(79,599)
Employee share option scheme:					
– Value of employee services	—	—	88,957	—	88,957
– Recognition of share issued on exercise of options (Note 28)	1,097	63,028	—	—	64,125
Dividends related to 2003	—	—	—	(1,256,160)	(1,256,160)
Balance at 31 December 2004	1,332,487	52,546,294	110,664	1,219,763	55,209,208
Profit for the year	—	—	—	3,130,282	3,130,282
Employee share option scheme:					
– Value of employee services	—	—	108,417	—	108,417
– Recognition of share issued on exercise of options (Note 28)	1,134	54,720	(3,720)	—	52,134
Dividends relating to 2004 (Note 30)	—	—	—	(1,256,924)	(1,256,924)
Balance at 31 December 2005	1,333,621	52,601,014	215,361	3,093,121	57,243,117

The notes on pages 80 to 171 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2005

(All amounts in RMB thousands)

	Note	Year ended 31 December 2005	2004 Restated (Note 2.2)
Cash flows from operating activities	(a)	33,974,778	27,703,311
Interest received		95,731	106,365
Interest paid		(1,792,398)	(2,310,270)
PRC income tax paid		(1,474,423)	(1,680,111)
Net cash generated from operating activities		30,803,688	23,819,295
Cash flows from investing activities			
Purchase of property, plant and equipment		(16,643,005)	(18,939,138)
Proceeds from sale of property, plant and equipment		91,851	53,970
Decrease in short-term bank deposits		379,568	250,769
Payment of direct acquisition cost of Unicom New Century		—	(4,566)
Payment of direct acquisition cost of Unicom New World		—	(14,039)
Purchase of Unicom International, net of cash acquired		—	44,267
Proceeds from sales of Guoxin paging		—	450,000
Purchase of other assets		(576,755)	(799,866)
Net cash used in investing activities		(16,748,341)	(18,958,603)
Cash flows from financing activities			
Proceeds from exercise of share options		52,134	64,125
Proceeds from minority interest of a subsidiary in respect of share capital contribution		2,500	—
Proceeds from short-term bonds		9,690,800	—
Proceeds from short-term bank loans		12,532,071	10,224,971
Proceeds from long-term bank loans		5,798,657	11,083,383
Repayment of short-term bank loans		(20,104,146)	(12,271,753)
Repayment of long-term bank loans		(19,928,416)	(17,245,641)
Dividends paid (Note 30)		(1,256,924)	(1,256,160)
Net cash used in financing activities		(13,213,324)	(9,401,075)
Net increase/(decrease) in cash and cash equivalents		842,023	(4,540,383)
Cash and cash equivalents, beginning of the year		4,629,553	9,169,936
Cash and cash equivalents, end of the year	13	5,471,576	4,629,553
Analysis of the balances of cash and cash equivalents:			
Cash balances		9,319	4,756
Bank balances		5,462,257	4,650,708
Less: Restricted bank deposits	(i)	—	(25,911)
		5,471,576	4,629,553

Note (i): As at 31 December 2005, no bank balances (2004: RMB26 million) was restricted by the bank to secure long-term bank loans.

(a) The reconciliation of profit for the year to net cash inflow from operations was as follows:

	Year ended 31 December	
	2005	2004 Restated (Note 2.2)
Profit for the year	4,931,286	4,493,451
Adjustments for:		
Income tax	2,170,411	1,977,141
Depreciation and amortisation	20,368,181	19,011,074
Amortisation of capitalised customer acquisition costs of contractual CDMA subscribers	5,947,631	6,120,737
Interest income	(96,196)	(102,907)
Interest expense	1,060,271	1,668,467
Loss on disposal of property, plant and equipment	25,134	10,537
Share-based compensation costs	108,417	88,957
Provision for doubtful debts	1,498,510	2,191,820
Changes in working capital:		
Increase in accounts receivable	(816,959)	(1,915,496)
Decrease/(increase) in inventories	1,006,820	(939,899)
Increase in other assets	(2,738,580)	(5,536,980)
Increase in prepayments and other current assets	(477,665)	(792,416)
Decrease/(increase) in amounts due from Domestic Carriers	131,434	(85,306)
Decrease in amounts due from Unicom Group	61,401	—
(Increase)/decrease in amounts due from related parties	(191,483)	70,516
Increase in payables and accrued liabilities	604,410	1,835,813
Increase in advances from customers	851,629	367,431
(Decrease)/increase in deferred revenue	(492,261)	244,486
(Decrease)/increase in amounts due to Domestic Carriers	(126,568)	169,733
Increase/(decrease) in amounts due to Unicom Group	38,094	(943,448)
Increase/(decrease) in amounts due to related parties	110,861	(230,400)
Cash flow from operating activities	33,974,778	27,703,311

(b) Supplemental information:

Payables to equipment suppliers for construction-in-progress during 2005 increased by approximately RMB633 million (2004: decreased by approximately RMB775 million).

The notes on pages 80 to 171 are an integral part of these consolidated financial statements.

(All amounts in RMB thousands unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company are investment holding and the Company's subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet and long distance services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the "Cellular Business". The Company and its subsidiaries are hereinafter referred to as the "Group". The address of its registered office is 75th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Deposit Stock of the Company were listed on The New York Stock Exchange Inc. on 21 June 2000.

The immediate holding company of the Company is China Unicom (BVI) Limited ("Unicom BVI"). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in China United Telecommunications Corporation Limited is owned by China United Telecommunications Corporation (a state owned enterprise established in the PRC, hereinafter referred as "Unicom Group"). The directors of the Company consider Unicom Group to be the ultimate parent company.

The Group completed the following acquisition and activities in 2004 and 2005:

Acquisition of China Unicom International Limited ("Unicom International")

In 2004, the Company acquired the entire equity interests in Unicom International, which is a wholly-owned subsidiary of China Unicom (Hong Kong) Group Limited (a wholly-owned subsidiary of Unicom Group, hereinafter referred to as "Unicom Group (HK)"). Unicom International is a limited liability company established in Hong Kong on 24 May 2000 to engage in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services. Unicom International's wholly-owned US subsidiary, China Unicom USA Corporation ("Unicom USA"), carries on a wholesale voice business for traffic between US and mainland China.

1. ORGANISATION AND PRINCIPAL ACTIVITIES (continued)

Acquisition of China Unicom International Limited ("Unicom International") (continued)

Pursuant to the acquisition agreement signed between Unicom Group (HK) and the Company dated 28 July 2004, the Company agreed to acquire the entire equity interests in Unicom International from Unicom Group (HK) for a cash consideration of HK$37,465,996 (equivalent to approximately RMB39,740,000, including direct costs of acquisition). After all the conditions to the acquisition were satisfied and cash consideration was settled by the Company, the acquisition of Unicom International became effective in September 2004. The Company has adopted the purchase method of accounting to account for this acquisition of entity under common control of Unicom Group, according to the previous Hong Kong Statement of Standard Accounting Practice 27 "Accounting for Group Reconstructions". The total fair value of the identifiable assets and liabilities of Unicom International in September 2004 amounted to approximately RMB47 million. The excess of the fair value of the identifiable assets and liabilities over purchase consideration has been recorded as negative goodwill amounting to RMB7.73 million (Note 7) in 2004.

As this acquisition was effective in September 2004, accordingly, the operating results of Unicom International for the period from the acquisition effective date to 31 December 2004 have been included in the consolidated income statement of the Group in 2004.

Incorporation of China Unicom (Macau) Company Limited

On 15 October 2004, the Company together with Unicom International set up and incorporated China Unicom (Macau) Company Limited ("Unicom Macau") in Macau Special Administrative Region of the PRC("Macau"). The Company effectively held 100% of the entire issued capital of Unicom Macau.

Incorporation of Unicom Huasheng Telecommunications Technology Company Limited

On 1 July 2005, China Unicom Corporation Limited (hereinafter refer to as "CUCL", a direct wholly-owned subsidiary of the Company) together with Unicom Xingye Science and Technology Trade Co. ("Unicom Xingye", a subsidiary of Unicom Group) set up and incorporated Unicom Huasheng Telecommunications Technology Company Limited ("Unicom Huasheng"). Unicom Huasheng is principally engaged in sales of handsets and telecommunication equipment and provision of technical services. CUCL effectively held 95% in the entire issued capital of Unicom Huasheng. The paid-in capital of Unicom Huasheng as of 31 December 2005 is RMB50 million, CUCL has contributed a capital of RMB47.5 million, whereas the minority shareholder Unicom Xingye contributed the remaining capital of RMB2.5 million.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention except that, certain buildings are stated at fair value. They have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). This basis of accounting differs from that used in the preparation of statutory financial statements for PRC statutory reporting purposes, which are based on the accounting principles and financial regulations applicable to enterprises established in the PRC ("PRC GAAP").

The principal adjustments made to conform to HKFRS include the following:

- Reversal of revaluation surplus and related depreciation and amortisation charges arising from the revaluation of assets performed by independent valuers registered in the PRC;
- Additional capitalisation of borrowing costs;
- Provision for deferred taxation on HKFRS adjustments;
- Capitalisation of the direct costs associated with the acquisition of subsidiaries;
- Recognition of employee share-based compensation costs (Note 2.2(b));
- Reversal of goodwill amortisation and recognition of negative goodwill in opening retained earnings (Note 2.2(c)); and
- Capitalisation and amortisation of upfront non-refundable revenue and the related direct incremental costs for activating cellular subscribers (Note 2.2(d)).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of Preparation (continued)

As at 31 December 2005, the current liabilities of the Group had exceeded the current assets by approximately RMB35.6 billion (2004: RMB28.9 billion). This was mainly attributable to the use of short-term bank deposits and short-term bonds to repay long-term bank loans. Taking into account of available financing facilities and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2005 have been prepared under the going concern basis.

The preparation of the consolidated accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

2.2 The Adoption of New/Revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 The Adoption of New/Revised HKFRS (continued)

HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS Int 15	Operating Leases - Incentives
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 27, 28, 31, 32, 33, 39 and HKAS Int 15 did not result in substantial changes to the Group's accounting policies.

- HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 33 and HKAS-Int 15 had no material effect on the Group's policies.

- HKAS 21 had no material effect on the Group's policy. The functional currency of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to other assets - long-term prepayment for lease of land. The upfront prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease. In prior years, the leasehold land was accounted for at cost less accumulated depreciation.

HKAS 24 has extended the identification of related parties and disclosure of related parties to include state-owned enterprises. Related parties include Unicom Group and its related parties, other state-owned enterprises and their subsidiaries directly or indirectly controlled by the PRC government (other than those shown on the face of balance sheets as related parties), other entities and corporations in which the Company is able to control, jointly control or exercise significant influence and key management personnel of the Company and Unicom Group as well as their close family members.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statements. Effective on 1 January 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7 November 2002 and not yet vested on 1 January 2005 was expensed retrospectively in the income statement of the respective periods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 The Adoption of New/Revised HKFRS (continued)

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill/ negative goodwill. Until 31 December 2004, goodwill was amortised on a straight line basis over 20 years, and assessed for any indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3, the Group ceased amortisation of goodwill from 1 January 2005, and the accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. Starting from 1 January 2005 onwards, goodwill is no longer amortised but is tested per annum for impairment, as well as when there is indication of impairment.

In addition, in accordance with HKFRS 3, from 1 January 2005, if the fair value of the net identifiable assets and liabilities acquired exceed the purchase consideration (i.e. an amount arises which would have been recorded as negative goodwill under the previous accounting policy), the excess is recognised immediately in the consolidated income statement as it arises. Negative goodwill previously recognised has been derecognised at 1 January 2005, with a corresponding adjustment to the opening balance of retained earnings of the Group.

Upon the adoption of HKFRS, the Group changed its accounting policy for recognition of upfront non-refundable revenue, such as connection fee and receipts from SIM/UIM cards, which had previously been recognised upon completion of activation services. Effective from 1 January 2005, upfront non-refundable revenue and the related direct incremental costs for activating cellular subscribers (including costs of SIM/UIM cards and commissions) are amortised over the expected customer service periods. Direct incremental costs are recognised only to the extent expected to be recoverable. The expected customer service period for the Cellular Business is estimated based on the expected stabilised churn rates of subscribers. Management judges that this change of accounting policy provides reliable and more relevant information because it better reflects the economic effects of the transactions.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards, wherever applicable. All standards adopted by the Group require retrospective application other than:

- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and
- HKFRS 3 – prospectively after 1 January 2005.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 The Adoption of New/Revised HKFRS (continued)

Effects of new policy in 2005 and 2004:

The following table discloses the adjustments that have been made in accordance with the transitional provisions of the respective new and revised HKFRSs or the provisions of HKAS 8 to profit after taxation in the consolidated income statement for the year ended 31 December 2004.

	Effect of new policy in 2004				
RMB in million (except per share data)	HKAS 17 (Note 2.2 (a))	HKFRS 2 (Note 2.2 (b))	HKAS 38 (Note 2.2 (c))	Changes in accounting policy for revenue recognition (Note 2.2 (d))	Total
Increase/(decrease) of profit after taxation	—	(89)	—	196	107
Increase/(decrease) of basic earning per share (RMB)	—	(0.007)	—	0.016	0.009
Increase/(decrease) of diluted earning per share (RMB)	—	(0.007)	—	0.016	0.009

The following table discloses the effects on profit after taxation in the consolidated income statement for the year ended 31 December 2005 that would have occurred had the previous accounting policies been applied in the year.

	Effect of new policy in 2005				
RMB in million (except per share data)	HKAS 17 (Note 2.2 (a))	HKFRS 2 (Note 2.2 (b))	HKAS 38 (Note 2.2 (c))	Changes in accounting policy for revenue recognition (Note 2.2 (d))	Total
Increase/(decrease) of profit after taxation	—	(108)	171	178	241
Increase/(decrease) of basic earning per share (RMB)	—	(0.009)	0.014	0.014	0.019
Increase/(decrease) of diluted earning per share (RMB)	—	(0.009)	0.014	0.014	0.019

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 The Adoption of New/Revised HKFRS (continued)

(a) The adoption of revised HKAS 17 resulted in:

	31 December 2005 RMB in millions	31 December 2004 RMB in millions
Decrease in property, plant and equipment	(697)	(412)
Increase in other assets	697	412

	For the year ended 31 December	
	2005 RMB in millions	2004 RMB in millions
Decrease in depreciation and amortisation	(28)	(26)
Increase in general, administrative and other expenses	28	26

(b) The adoption of HKFRS 2 resulted in:

	31 December 2005 RMB in millions	31 December 2004 RMB in millions
Increase in employee share-based compensation reserve	215	111
Increase in share premium	4	—
Decrease in retained earnings	(111)	(22)

	For the year ended 31 December	
	2005 RMB in millions	2004 RMB in millions
Increase in employee benefit expenses	108	89
Decrease in basic earnings per share (RMB)	0.009	0.007
Decrease in diluted earnings per share (RMB)	0.009	0.007

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 The Adoption of New/Revised HKFRS (continued)

(c) The following tables disclose the effects on the relevant line items in the consolidated financial statements for the year ended 31 December 2005 that would have occurred had the previous accounting policy for goodwill been applied in 2005.

	31 December 2005 RMB in millions
Impact on goodwill (increase)	178
Increase in retained earnings	7

	For the year ended 31 December 2005 RMB in millions
Impact on depreciation and amortisation (decrease)	171
Increase in basic earnings per share (RMB)	0.014
Increase in diluted earnings per share (RMB)	0.014

(d) Changes in accounting policy for recognition of upfront non-refundable revenue and direct incremental costs resulted in:

	31 December 2005 RMB in millions	31 December 2004 RMB in millions
Increase in other assets	3,192	3,546
Decrease in deferred tax assets	(34)	(74)
Increase in deferred revenue	3,348	3,840
Decrease in retained earnings	(368)	(564)

	For the year ended 31 December	
	2005 RMB in millions	2004 RMB in millions
Increase/(decrease) in revenue	492	(244)
Increase in selling and marketing expenses	1,140	579
Decrease in costs of telecommunication products sold	786	917
Decrease in income tax expenses	40	102
Increase in basic earnings per share (RMB)	0.014	0.016
Increase in diluted earnings per share (RMB)	0.014	0.016

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 The Adoption of New/Revised HKFRS (continued)

The Group has not early adopted the following new Standards or Interpretations that have been issued but are not yet effective. The Group has commenced an assessment of the impact of these new standards and interpretations but is not yet in a position to state whether these new standards and interpretations would have a significant impact on the Group's financial statements.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an Arrangement contains a Lease
HKFRS-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

2.3 Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement (Note 2.2).

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3 Consolidation (continued)

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2.4 Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Group has not presented geographical segment. This is also consistent with the Group's internal financial reporting.

Unallocated costs primarily represent corporate expenses and income taxes. Segments assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

2.5 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of the Group's entities are measured using the currency of the primary economic environment in which the entities operate ('the functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6 Property, Plant and Equipment

(a) Buildings

Buildings are stated at valuation. Independent valuations are performed periodically with the last valuation performed on 31 March 2000. In the intervening years, the directors review the carrying value of buildings and adjustment is made where in the directors' opinion there has been a material change in value. Any increase in buildings valuation is credited to the revaluation reserve; any decrease is first offset against the increase on earlier valuations recorded in the revaluation reserve, in respect of the same property and is thereafter charged to the income statement. Upon the disposal of revalued buildings, the realised portion of the revaluation reserve is transferred from the valuation reserve to retained earnings.

(b) Other fixed assets

Other fixed assets, comprising leasehold improvements, plant, telecommunications equipment, office furniture and fixtures are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the assets.

(c) Depreciation

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual value
Buildings	8 – 40 years	3%
Telecommunications equipment	3 – 15 years	3%
Office furniture, fixtures and others	5 – 14 years	3%

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6 Property, Plant and Equipment (continued)

(c) Depreciation (continued)

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.9).

(d) Construction-in-progress

Construction-in-progress represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period.

No provision for depreciation is made on construction-in-progress until such time when the assets are completed and ready for use.

(e) Gain or loss on disposal

The gain or loss on disposal of a property, plant and equipment is the differences between the net sales proceed and the carrying amount of the relevant asset, and is recognised in the income statement. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

2.7 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gain or loss on the disposal of an entity include the carrying amount of goodwill relating to the entity sold (Note 2.2).

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8 Other Assets

Other assets mainly represent (i) capitalised direct incremental costs for activating GSM and CDMA subscribers; (ii) capitalised customer acquisition costs under contractual CDMA subscriber packages; (iii) computer software; (iv) prepaid rentals and leased lines: and (v) prepayment for lease of land.

Capitalised direct incremental costs for activating GSM and CDMA subscribers, including costs of SIM/UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activiation of cellular services, are amortised over the expected customer service periods (Note 2.2).

Capitalised customer acquisition costs under contractual CDMA subscriber packages represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Such customer acquisition costs, to the extent recoverable, are amortised over the contractual period (not exceeding 2 years) during which the minimum contract revenue is expected to flow to the Group. Customer acquisition costs of contractual CDMA subscribers are included in "prepayment and other current assets" when the customer contract is within 1 year of expiry, whereas they are recorded as "other assets" when the contract period is over 1 year.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives.

Long-term prepaid leased lines and rentals are amortised using a straight-line method over the lease period.

Long-term prepayment for lease of land are amortised over the period of the lease on a straight-line basis (Note 2.2).

2.9 Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation, but are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10 Inventories

Inventories, which principally comprise handsets, SIM cards, UIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

2.11 Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognised at fair value, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is recognised in the income statement.

2.12 Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.13 Cash and Cash Equivalents

Cash and cash equivalents are carried at cost in the balance sheet. Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.14 Deferred Revenue

(a) Advance from customers

Advances from customers are amounts paid by customers for GSM and CDMA prepaid cards, GSM and CDMA prepaid service fees, Internet protocol ("IP") telephone cards and other calling cards which cover future telecommunications services (over a period of 1 to 12 months). Customer advances are stated at the amount of proceeds received less the amount already recognised as revenues upon the rendering of services.

(b) Deferred revenue

Upfront non-refundable revenue, including connection fee and receipts from activation of SIM/UIM cards relating to GSM and CDMA business, are deferred and recognised over the expected service period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15 Employee Benefits

(a) Retirement benefits

The Group's contributions to the defined contribution retirement scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(b) Housing benefits

The Group's contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred.

(c) Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. The Group recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period (Note 2.2).

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2.16 Provisions

Provisions are recognised when the Group has present obligations (legal or constructive) as a result of past events, it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Revenue Recognition

(a) Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and when the revenue and cost can be measured reliably, on the following basis:

- Usage fees are recognised when the service is rendered;
- Monthly fees are recognised as revenue in the month during which the services are rendered;
- Revenue from telephone cards, which represent prepaid service fees received from customers for telephone services, is recognised when the related service is rendered upon actual usage of the telephone cards by customers;
- Leased lines and indefeasible rights of use ("IRU") are treated as operating leases with rental income recognised on a straight-line basis over the lease term, except for the lease of specific and identified network assets that transfer substantially all the risks and rewards incidental to the ownership to the lessee, which is recognised as capacity sales;
- Sales of telecommunications products, such as handsets and accessories etc, are recognised when title has been passed to the buyers; and
- Upfront non-refundable revenue, including connection fee and receipts from activation of SIM/UIM cards related to GSM and CDMA businesses, are capitalised and recognised over the expected service periods estimated based on expected stabilised churn rates of subscribers (Note 2.2).

Revenue is stated net of business tax and government surcharges.

(b) Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method.

(c) Dividend income

Dividend income is recognised when the rights to receive payment is established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18 Leases (as the lessee)

(a) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the lease.

(b) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.19 Costs under Subscriber Point Reward Program

Under the subscriber point reward program, the estimated costs of providing telecommunications services or providing non-cash gifts are calculated based on the value of bonus points awarded to subscribers, which are are recognised as selling and marketing expenses and accrued as a current liability when subscribers accumulate bonus points.

2.20 Borrowing Costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset, that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.20 Borrowing Costs (continued)

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varies from 3.60% to 5.58% for the year ended 31 December 2005 (2004: 4.78% to 5.73%).

2.21 Taxation

(a) Income tax

Income tax is provided on the basis of income for statutory financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for tax purposes.

(b) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

2.22 Dividend Distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.23 Related Parties

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

2.24 Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.25 Earnings per Share and per American Depository Share ("ADS")

Basic earnings per share has been computed by dividing the profit attributable to shareholders by the number of weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share has been computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted net earnings per ADS have been computed by multiplying the net income per share by 10, which is the number of shares represented by each ADS.

3. FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks: market risk (including currency risk and fair value interest risk), credit risk, liquidity risk and cash flow interest-rate risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Risk management is carried out by the Group's finance department, following the overall directions determined by the Board of Directors. The finance department identifies and evaluates financial risks in close co-operation with the Group's operating units.

(a) Market risk – Foreign exchange risk

The Group's businesses are mainly conducted in RMB, except the Company and certain subsidiaries located in HK, Macau and USA. Dividends to shareholders are declared in RMB and paid in HK dollars. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollar and HK dollar. As at 31 December 2005, approximately RMB11,406 million of loans and RMB1,001 million of bank balances and cash and short-term bank deposits are denominated in US dollar and HK dollar. The Group has not used any forward contracts or foreign currency swap arrangements to hedge its exposure to foreign currency risk. However, the Group's treasury department in headquarter continuously monitors the foreign exchange risk regarding foreign currency loans and deposits.

3. FINANCIAL RISK MANAGEMENT (continued)

(b) Credit risk

The Group has no significant concentrations of credit risk. The extent of the Group's credit exposure is represented by the aggregate balance of accounts receivable for services and amounts due from related parties and other operators.

The Group has policies that limit the amount of credit exposure to accounts receivable for services and amounts due from related parties and other operators. The normal credit period granted by the Group is an average 30 days from the date of invoice. The Group believes that adequate provision for uncollectible accounts receivable have been made.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the finance department aims to maintain flexibility in funding by keeping committed credit lines available.

(d) Cash flow and fair value interest rate risk

The Group's interest-bearing assets are mainly represented by bank deposits. Apart from this, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest-rate risk arises from long-term bank loans. Bank loans issued at floating rates expose the Group to cash flow interest-rate risk. Bank loans and short-term bonds issued at fixed rates expose the Group to fair value interest-rate risk. As at 31 December 2005, approximately RMB7, 442 million of long-term loans (2004: approximately RMB27,292 million), RMB5,303 million (2004: approximately RMB8,231 million) of short-term loans and RMB9,866 million (2004: Nil) of short-term bonds were at fixed rates, while approximately RMB9,684 million (2004: approximately RMB9,932 million) of long-term loans and RMB1,722 million (2004: approximately RMB697 million) of short-term loans were at floating rates.

The Group does not expect any significant changes in interest rates which might materially affect the Group's results of operations.

(All amounts in RMB thousands unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

4.1 Accounting Estimates

(a) Depreciation of property, plant and equipment

Depreciation of the Group's property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to residual values over the estimated useful lives. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Group uses estimates of useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expense may change. The cost and accumulated depreciation of property, plant and equipment as at 31 December 2005 amounted to RMB190.9 billion (2004: RMB173.8 billion) and RMB74.8 billion (2004: RMB55.3 billion), respectively.

(b) Impairment of non-current assets

The Group tests whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated on Note 2.9. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is a significant change in management's assumptions and the estimated recoverable amounts of the non-current assets, the Group's future results would be affected.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

4.1 Accounting Estimates (continued)

(c) Provision for Doubtful Debts

Accounts receivables are stated at costs, less provision for doubtful debts. The Group evaluates specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. The Group records a provision based on its best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as at each period-end, the Group makes a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining balances. The Group makes such estimates based on its past experience, historical collection patterns, subscribers' credit worthiness and collection trends. For the general subscribers of Cellular, Long Distance, Data and Internet services, the Group makes a full provision for receivables aged over 3 months, which is consistent with its credit policy with respect to relevant subscribers.

The Group's estimates described above are based on historical experience, subscriber creditability and collection trends. If circumstances change (e.g. due to factors including developments in our business and the external market environment), the Group may need to re-evaluate its policies on doubtful debts, and make additional provisions in the future.

(d) Provision for Subscriber Point Reward Program

The Group has implemented a subscriber Point Reward Program since 2004, which is a bonus point based scheme that rewards subscribers according to their service consumption, loyalty and payment history. The estimated liability is recognised based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified to exercise their redemption right at period/year end, and (iii) the estimated number of bonus points related to subscribers who have no right to redeem the incentives at period/year end, but who are expected to ultimately earn and claim awards under the Reward Program. If subscribers redeem rewards or their entitlements expire, the provision is adjusted accordingly. The Group has recognised the liability amounting to RMB337 million as at 31 December 2005 (2004: RMB40 million). As the Group has not had much historical incentive redemption experience in the past, the Group may need to re-assess method for accruing for the potential bonus point liability when there is a more stablised and reliable historical redemption rate in future.

(All amounts in RMB thousands unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

4.1 Accounting Estimates (continued)

(e) Income Tax and Deferred Taxation

Income tax is provided based on income before tax for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes and taking into consideration any preferential tax treatment to which the Group is entitled.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In the preparation of the financial statements, the Group estimated its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. This process involves estimation made by the Group about its current tax exposure together with an assessment of temporary differences resulting from different treatment of items for tax and accounting purposes in order to determine the amount of tax provisions for the period. The Group believes that it has recorded adequate tax provisions based on its best estimates and assumptions. For the evaluation of temporary differences, the Group has assessed the likelihood that the deferred taxes could be recovered. Major deferred tax components relate to interest on loans from China-China-Foreign ("CCF") joint ventures, loss arising from terminations of CCF arrangements (Note 9(f)), provisions for doubtful debts and write-down of inventory to net realizable value and additional depreciation deductible for tax purposes. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to RMB0.34 billion as at 31 December 2005 (2004: RMB0.47 billion). Deferred tax assets are recognised based on the Group's estimates and assumptions that they will be recovered from taxable income arising from the continuing operations in the foreseeable future.

The Group believes it has recorded adequate current and deferred taxes based on prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxes may be necessary.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

4.2 Accounting judgements

(a) Capitalisation of CDMA Customer Acquisition Costs

The Group has been operating the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, the Group began to offer certain promotional packages in the second half of 2002. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use at no additional charge during the specified contract periods, which range from 6 months to 2 years. In return, the subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given for their use. In addition, to secure contract performance, these subscribers are required under their contracts to (1) prepay certain amounts of service fees or deposits, (2) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate the Group for any loss in the event of the subscriber's non-performance of related contractual obligations.

The Group considers the costs of the CDMA handsets provided to contractual subscribers under these promotional packages as customer acquisition costs for the development of these new CDMA contractual subscribers. Such customer acquisition costs are capitalised to the extent expected to be recoverable, and amortised over the contractual periods (not exceeding two years), over which future economic benefits are expected to flow to the Group in the form of minimum contract revenue.

The Group determined its accounting policy for capitalisation of customer acquisition costs of contractual CDMA subscribers after a careful evaluation of specific facts and circumstances, and believes that the capitalisation of such costs is appropriate because future economic benefits are expected to flow to the Group in the form of future contractual revenues, taking into consideration (1) the historically high ARPUs and low churn rate, default or bad debt rates of these subscribers; (2) the Group's established procedures in and the relative low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as non-refundable prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

(All amounts in RMB thousands unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

4.2 Capitalisation judgements (continued)

(a) Capitalisation of CDMA Customer Acquisition Costs (continued)

Therefore, the Group believes that the capitalised customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalisation and amortisation of these customer acquisition costs is an appropriate accounting policy. Furthermore, the Group continuously assesses and evaluates the recoverability of these customer acquisition costs, based on detailed review of historical subscriber churn rates and estimated default rate. Based on the Group's current assessment and evaluation, the Group believes that there is no significant problem in recovering the carrying amounts of the customer acquisition costs as at 31 December 2005.

The Group has made the above recoverability assessments based on the current legal and operating environment relating to the subscribers' contract performance and other information currently available. Actual results may differ significantly from the current situation and the Group's current estimates. If the situation changes significantly in the future, the Group may need to expense off additional non-recoverable customer acquisition costs based on conditions at that time.

(b) Lease of CDMA Network Capacity

(i) Original CDMA lease agreement

A CDMA network capacity lease agreement has been signed by the Group and Unicom Group and its wholly-owned subsidiary, Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon"). Pursuant to this CDMA lease agreement, Unicom New Horizon has agreed to lease the capacity of the CDMA network to the Group covering the 9 provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei and the 3 municipalities of Beijing, Shanghai and Tianjin. This lease became effective on 8 January 2002.

In addition, on 31 December 2002 and 2003, the Group acquired all the equity interests in Unicom New Century and Unicom New World respectively, which together operate GSM and CDMA Cellular Businesses in another 12 provinces, 1 municipality and 5 autonomous regions in the PRC. Unicom New Century and Unicom New World have also respectively entered into a CDMA lease agreement with Unicom Group and Unicom New Horizon on similar terms and conditions. These lease agreements and the Group's existing lease agreement will be referred to as the "CDMA Lease Agreements".

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

4.2 Accounting judgements (continued)

(b) Lease of CDMA Network Capacity (continued)

(i) Original CDMA lease agreement (continued)

According to the terms of the CDMA Lease Agreements, the initial lease period is for one year, renewable for additional one-year terms at the Group's option. The Group has the exclusive right to lease and operate the CDMA network capacity in the above regions. Also, the Group has the option to add or reduce the capacity leased by giving specified period of advance notice. The lease fee per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8%. In January 2004, the Group renewed the CDMA network capacity for an additional one-year term. The Group has the option to purchase the network assets based on the appraised value of the network determined by an independent appraiser.

The appropriate lease classification at the inception of the CDMA Lease Agreement was assessed. Factors and related implications considered include whether the Group has taken the risks and rewards of ownership of the CDMA assets. Furthermore, the Group has considered whether the existence of the purchase option and the annual renewal options, combined with the related economic penalties, risks and benefits, have caused the Group to take on risks and rewards similar to those that an owner of these assets would bear.

Unicom New Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all contracts with suppliers and constructors. The Group believes it only bears the risks associated with the operation of the CDMA business during the relevant leasing periods and are free from any ownership risks of the CDMA network. According to the terms of the Original CDMA Lease Agreements, the initial lease period was only one year, with renewal of additional one-year terms at the Group's option. Accordingly, there was no predetermined lease period and minimum network capacity to be leased in future periods. The Group has the option to determine whether they will renew and continue the leases and how much capacity to lease. The Group also has the option to decide whether they will exercise the purchase option for the CDMA network at fair value based on the then market environment and future operating performance of the CDMA business subject to approvals obtained from the Company's independent minority shareholders.

(All amounts in RMB thousands unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

4.2 Accounting judgements (continued)

(b) Lease of CDMA Network Capacity (continued)

(i) Original CDMA lease agreement (continued)

Accordingly, if the CDMA business turns out to be unsuccessful, the Group does not have the obligation to continue this CDMA lease arrangement or to exercise the purchase option.

In general, the classification of leases is dependent on whether the risks and rewards of ownership of the leased assets rest substantially with the lessor or the lessee. Leases that substantially transfer to the lessee all the risks and rewards of ownership of the leased assets are accounted for as finance leases; and leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessor are accounted for as operating leases. When performing this assessment, the Group has considered a number of factors as stated above that required significant judgments.

At the inception of the CDMA Lease Agreements, there was a high degree of uncertainty related to the market condition and operating results of the CDMA business. It was highly uncertain whether the Group will continue to lease the network in the future or to estimate the future network capacity to be leased. The Group was also unable to determine whether or not they will exercise the purchase option. Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remained with Unicom Group and Unicom New Horizon, the Group accounted for the leasing of the CDMA network as operating leases for the initial lease periods, estimated to be three years, so as to reflect the respective rights and obligations of the relevant parties to the CDMA Lease Agreements.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

4.2 Accounting judgements (continued)

(b) Lease of CDMA Network Capacity (continued)

(ii) New CDMA lease agreement

On 24 March 2005, the Group entered into a New CDMA Lease Agreement (the "New CDMA Leasing Agreement") with Unicom Group and Unicom New Horizon to replace the old agreements. Pursuant to the New CDMA Lease, the CDMA lease has an initial term of two years, the lease fee of the CDMA Network shall be determined on the basis of the CUCL's services revenue, details as follows:

- In 2005, the lease fee shall be 29% of the audited CDMA service revenue of the lessee for that year, but shall not be less than 90% of the total amount of lease fee paid by the Group to Unicom New Horizon pursuant to the old lease agreement for 2004; and
- In 2006, the lease fee shall be 30% of the audited CDMA service revenue of the lessee for that year, but shall not be less than 90% of the total amount of lease fee paid by the Group to Unicom New Horizon pursuant to the New CDMA Lease agreement for 2005.

The major modifications which needed to be considered for impact on the accounting for the lease agreement are a change in the method of calculating leasing fee and a change in the initial lease term from 1 year to 2 years. Under the New CDMA Lease Agreement, the Group believes the uncertainties of the CDMA business continue to exist, particularly due to the fact that (i) the CDMA business still recorded a loss in 2005; (ii) the uncertainty of the future success of CDMA business arising from keen market competition; and (iii) the uncertainty in the future changes in technology, technological standards and government regulatory environment. At the inception of the New CDMA Lease Agreement, the Company is unable to determine whether it will renew the lease after the initial two-year lease term or whether it will exercise the purchase option. Given these uncertainties, the Group considers the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Group and Unicom New Horizon, and has concluded the leasing of the CDMA network is still an operating lease.

(All amounts in RMB thousands unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

4.2 Accounting judgements (continued)

(b) Lease of CDMA Network Capacity (continued)

(ii) New CDMA lease agreement (continued)

At the end of the lease term, the Group will reassess the appropriate classification based on the relevant factors and circumstances available at that time. Based on the above accounting judgement made, only the operating lease expense has been recorded in the income statement since the commencement of the CDMA Lease Agreements and the New CDMA Lease Agreement, and the carrying value of the CDMA assets and the related liabilities have not been reflected in the balance sheet. For the year ended 31 December 2005, the lease expense of approximately RMB7.92 billion (2004: RMB6.59 billion) was recorded under the leased lines and network capacities in the income statement.

5. SEGMENT INFORMATION

The Group is organised into 4 business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

- GSM Business — the provision of GSM telephone and related services;
- CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement of CDMA network capacities from Unicom New Horizon (Note 4.2(b));
- Data and Internet Business — the provision of domestic and international data, Internet and other related services; and
- Long Distance Business — the provision of domestic and international long distance and other related services.

The Group's primary measure of segment results is based on segment profit or loss before taxation. Unallocated costs primarily represent corporate expenses whilst unallocated income represents interest income that was not identifiable to different operating segments.

5. SEGMENT INFORMATION (continued)

5.1 Business Segments

	2005						
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
Revenue (Turnover):							
Usage fee	32,077,305	16,726,678	2,540,574	599,251	—		51,943,808
Monthly fee	6,840,720	4,905,538	—	—	—		11,746,258
Interconnection revenue	3,466,067	1,398,577	102,989	434,577	—		5,402,210
Leased lines rental	—	—	393,659	489,969	—		883,628
Other revenue	9,751,436	4,546,143	12,745	776	—		14,311,100
Total services revenue	52,135,528	27,576,936	3,049,967	1,524,573	—		84,287,004
Sales of telecommunications products	3,174	2,743,337	7,226	8,090	—		2,761,827
Total revenue from external customers	52,138,702	30,320,273	3,057,193	1,532,663	—		87,048,831
Intersegment revenue	—	—	2,553,242	1,189,531	—	(3,742,773)	—
Total revenue	52,138,702	30,320,273	5,610,435	2,722,194	—	(3,742,773)	87,048,831
Leased lines and network capacities	(253,790)	(8,035,534)	(369,644)	(88,349)	—		(8,747,317)
Interconnection charges	(7,207,123)	(3,345,180)	(600,462)	(962,378)	—	3,742,773	(8,372,370)
Depreciation and amortisation	(17,315,209)	(614,297)	(1,886,178)	(551,045)	(1,452)		(20,368,181)
Employee benefits expenses	(3,550,780)	(1,176,502)	(492,376)	(297,160)	(99,494)		(5,616,312)
Selling and marketing	(7,546,848)	(11,308,449)	(1,386,790)	(315,791)	—		(20,557,878)
General, administrative and other expenses	(8,054,364)	(2,537,950)	(867,670)	(259,705)	(21,871)		(11,741,560)
Cost of telecommunications products sold	(80,674)	(3,477,893)	(16,315)	(434)	—		(3,575,316)
Finance costs	(943,214)	(42,368)	(37,043)	(66,787)	(223,682)	213,773	(1,099,321)
Interest income	64,626	8,958	2,915	3,807	229,663	(213,773)	96,196
Other gains (loss) - net	25,591	9,043	65	229	(3)		34,925
Segment profit (loss) before income tax	7,276,917	(199,899)	(43,063)	184,581	(116,839)		7,101,697

(All amounts in RMB thousands unless otherwise stated)

5. SEGMENT INFORMATION (continued)

5.1 Business Segments (continued)

	2005						
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
Income tax expenses					(2,170,411)		(2,170,411)
Profit for the year							4,931,286
Attributable to:							
Shareholders of the Company							4,931,052
Minority interest							234
							4,931,286
Other information:							
Provision for doubtful debts	867,154	458,161	139,327	33,868	—	—	1,498,510
Capital expenditures for segment assets (1)	7,333,030	—	1,962,796	2,162,637	6,154,335	—	17,612,798

	As at 31 December 2005						
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
Total segment assets	107,723,037	4,087,906	7,518,912	17,794,349	55,667,580	(50,161,795)	142,629,989
Total segment liabilities	45,706,440	5,620,722	2,519,018	4,973,134	7,523,596	—	66,342,910

5. SEGMENT INFORMATION (continued)

5.1 Business Segments (continued)

	2004 (Restated)						
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amount	Elimination	Total
Revenue (Turnover):							
Usage fee	31,997,020	16,164,333	2,685,083	879,281	—		51,725,717
Monthly fee	6,922,400	4,638,024	—	—	—		11,560,424
Interconnection revenue	2,614,268	927,288	131,371	454,383	—		4,127,310
Leased lines rental	—	—	344,014	512,134	—		856,148
Other revenue	5,975,264	2,648,029	502,266	2,211	—		9,127,770
Total services revenue	47,508,952	24,377,674	3,662,734	1,848,009	—		77,397,369
Sales of telecommunications products	4,128	1,668,444	14,782	2,401	—		1,689,755
Total revenue from external customers	47,513,080	26,046,118	3,677,516	1,850,410	—		79,087,124
Intersegment revenue	135,521	107,477	2,059,881	1,264,140	—	(3,567,019)	—
Total revenue	47,648,601	26,153,595	5,737,397	3,114,550	—	(3,567,019)	79,087,124
Leased lines and network capacities	(284,092)	(6,685,059)	(361,412)	(67,565)	—		(7,398,128)
Interconnection charges	(6,452,988)	(2,794,843)	(917,294)	(918,480)	—	3,567,019	(7,516,586)
Depreciation and amortisation	(16,118,746)	(438,957)	(1,795,499)	(530,695)	(127,177)		(19,011,074)
Employee benefits expenses	(2,917,299)	(861,614)	(443,466)	(279,664)	(113,014)		(4,615,057)
Selling and marketing	(6,324,638)	(11,347,712)	(1,387,453)	(463,477)	—		(19,523,280)
General, administrative and other expenses	(7,068,838)	(2,206,458)	(865,889)	(320,115)	(38,941)		(10,500,241)
Cost of telecommunications products sold	(135,172)	(2,399,360)	(22,371)	(5,742)	—		(2,562,645)
Finance costs	(1,606,741)	(36,755)	(17,569)	(36,962)	(112,429)	114,381	(1,696,075)
Interest income	67,526	11,093	5,504	3,653	129,512	(114,381)	102,907
Other gains (loss) – net	22,382	42,695	(1,195)	140	39,625		103,647
Segment profit (loss) before income tax	6,829,995	(563,375)	(69,247)	495,643	(222,424)		6,470,592

(All amounts in RMB thousands unless otherwise stated)

5. SEGMENT INFORMATION (continued)

5.1 Business Segments (continued)

	2004 (Restated)						
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amount	Elimination	Total
Income tax expenses					(1,977,141)		(1,977,141)
Profit for the year							4,493,451
Attributable to:							
Shareholders of the Company							4,493,451
Minority interest							—
							4,493,451
Other information:							
Provision for doubtful debts	1,317,374	645,470	164,514	64,462	—	—	2,191,820
Capital expenditures for segment assets (1)	6,396,406	—	2,444,623	1,949,202	7,373,877	—	18,164,108

	As at 31 December 2004 (Restated)						
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amount	Elimination	Total
Total segment assets	102,693,857	7,119,115	9,470,980	18,042,840	62,101,761	(50,390,158)	149,038,395
Total segment liabilities	51,493,461	8,624,230	4,437,311	5,408,689	6,632,463	—	76,596,154

(1) Capital expenditures classified under "Unallocated amounts" represent capital expenditures on common facilities, which benefit all business segments.

5. SEGMENT INFORMATION (continued)

5.2 Geographical Segments

The users of the Group's services are mainly in the PRC. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue from sales to all external customers.

Although the Group has its corporate headquarter in Hong Kong, a substantial portion of the Group's non-current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group's principal activities are conducted in the PRC. For the year ended 31 December 2005, substantially all capital expenditures were incurred to acquire assets located in mainland China. Less than 10% of the Group's assets and operations are located outside the PRC. Accordingly, no geographical segment information is presented.

(All amounts in RMB thousands unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT

	The Group						
	2005						2004
	Buildings	Tele-communications equipment	Office furniture, fixtures and others	Leasehold improvements	Construction in progress	Total	Total
							Restated
Cost or valuation:							
Beginning of year	15,394,795	128,530,475	5,103,469	1,112,408	23,694,508	173,835,655	155,313,692
Additions	70,669	681,730	362,792	40,839	16,456,768	17,612,798	18,811,959
Acquisition of Unicom International	—	—	—	—	—	—	57,425
Transfer from CIP	2,421,683	15,819,578	3,001,578	81,749	(21,324,588)	—	—
Disposals	(77,797)	(279,079)	(97,170)	(114,825)	—	(568,871)	(347,421)
End of year	17,809,350	144,752,704	8,370,669	1,120,171	18,826,688	190,879,582	173,835,655
Representing:							
At cost	15,438,577	144,752,704	8,370,669	1,120,171	18,826,688	188,508,809	171,464,882
At valuation	2,370,773	—	—	—	—	2,370,773	2,370,773
	17,809,350	144,752,704	8,370,669	1,120,171	18,826,688	190,879,582	173,835,655
Accumulated depreciation and impairment:							
Beginning of year	2,398,685	49,788,957	2,499,505	642,081	14,307	55,343,535	37,450,844
Charge for the year	1,285,243	17,360,339	1,071,238	214,681	—	19,931,501	18,175,605
Disposals	(62,401)	(206,386)	(68,274)	(114,825)	—	(451,886)	(282,914)
End of year	3,621,527	66,942,910	3,502,469	741,937	14,307	74,823,150	55,343,535
Net book value:							
End of year	14,187,823	77,809,794	4,868,200	378,234	18,812,381	116,056,432	118,492,120
Beginning of year	12,996,110	78,741,518	2,603,964	470,327	23,680,201	118,492,120	117,862,848

6. PROPERTY, PLANT AND EQUIPMENT (continued)

	The Company			
	2005			2004
	Telecommunications equipment	Office furniture, fixtures and others	Total	Total
Cost :				
Beginning of year	53,713	8,476	62,189	67,553
Additions	82	156	238	1,556
Disposals	(1,391)	(101)	(1,492)	(6,920)
End of year	52,404	8,531	60,935	62,189
Accumulated depreciation:				
Beginning of year	6,264	6,478	12,742	14,532
Charge for the year	3,577	1,337	4,914	5,130
Disposals	(284)	(97)	(381)	(6,920)
End of year	9,557	7,718	17,275	12,742
Net book value:				
End of year	42,847	813	43,660	49,447
Beginning of year	47,449	1,998	49,447	53,021

During 2005, interest of approximately RMB683 million (2004: RMB648 million) was capitalised to construction-in-progress.

Buildings of the Group were valued at 31 March 2000 by an independent property valuer in Hong Kong, using the replacement cost or open market value approach, as appropriate. The resulting revaluation surplus amounted to RMB177 million. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB8.80 million for the year ended 31 December 2005 (2004: RMB8.80 million). As at 31 December 2005, the carrying amount of buildings would have been approximately RMB14,061 million (2004: RMB12,860 million) had they been stated at historical cost less accumulated depreciation. The directors considered the fair values of these buildings were not materially different from their carrying values as of 31 December 2005.

Telecommunications equipment held under finance leases represents wireless public phone equipment. As at 31 December 2005, net book value of wireless public phone equipment amounted to approximately RMB354 million (2004: RMB468 million) (Note 16).

(All amounts in RMB thousands unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (continued)

For the year ended 31 December 2005, the Group recognised losses for disposal of property, plant and equipment of approximately RMB25.13 million (2004: RMB10.54 million).

7. GOODWILL

	The Group	
	2005	2004
Cost:		
Goodwill arising from acquisition	3,143,983	3,429,706
Negative goodwill arising from acquisition (Note 1)	—	(7,727)
	3,143,983	3,421,979
Less: Accumulated amortisation	—	(285,723)
Accumulated amortisation - negative goodwill	—	301
	3,143,983	3,136,557

Goodwill arising from the acquisitions of Unicom New Century and Unicom New World in 2002 and 2003 (Note 20), represented the excess of the purchase considerations over the fair values of the separately identifiable net assets acquired.

From 1 January 2005, the Group ceased amortisation of goodwill and the accumulated amortisation as at 31 December 2004 was eliminated against the cost of goodwill (Note 2.2(c)).

Negative goodwill arising from the acquisition of Unicom International represented the excess of the fair value of the separately identifiable net assets acquired over the purchase consideration. Upon adoption of HKFRS 3, the negative goodwill has been derecognised at 1 January 2005, with corresponding adjustments to the opening balance of retained earnings of the Group (Note 2.2(c)).

Goodwill is allocated to the Group's cash-generating units ("CGU") identified according to business segments. The recoverable amount of goodwill is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management, including expected profit margins, growth rates and the applicable discount rates. Management determined budgeted profit margins based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the business segments. The discount rates used are pre-tax and reflect specific risks relating to the business. Based on management's assessment, there was no impairment of goodwill as at 31 December 2005.

8. OTHER ASSETS

	Note	The Group 2005	2004 Restated
Direct incremental costs	2.2(d)	3,191,853	3,546,437
Customer acquisition costs of contractual CDMA subscribers	12(a), 4.2(a)	2,416,224	3,884,685
Purchased software		276,803	295,768
Prepaid rental and leased lines		858,661	958,886
Long-term prepayment for lease of land	2.2(a)	696,913	411,940
Others		378,129	597,045
Total		7,818,583	9,694,761

For the year ended 31 December 2005, amortisation of direct incremental costs for activating GSM and CDMA subscribers and customer acquisition costs of contractual CDMA subscribers amounted to RMB1,582 million (2004: RMB936 million) and RMB5,948 million (2004: RMB6,121 million) respectively, which had been included in selling and marketing expenses. For the year ended 31 December 2005, other amortisation amounted to approximately RMB437 million (2004: RMB664 million), which had been included in depreciation and amortisation.

Note:

(i) The Group's prepayment for lease of land represents prepaid operating lease payments for land use rights outside Hong Kong and their net book value are analysed as follows:

	The Group 2005	2004
Held on:		
Leases of between 10 to 50 years	682,451	411,940
Leases of less than 10 years	14,462	—
	696,913	411,940

(All amounts in RMB thousands unless otherwise stated)

9. TAXATION

Provision for taxation represents:

	2005	2004 Restated
Provision for enterprise income tax on the estimated taxable profits for the year	2,034,520	1,422,635
Deferred taxation	135,891	554,506
	2,170,411	1,977,141

(a) There is no Hong Kong profits tax liability of the Company, as the Company does not have any assessable income sourced from Hong Kong for 2005 and 2004.

(b) Unicom International assessed its profit tax liabilities in Hong Kong using the tax rate of 17.5%. The profit tax liability of Unicom International is about RMB1 million for 2005 (2004: Nil).

(c) Unicom Macau assessed its profit tax liabilities in Macau, using an aggregated tax rate from 3% to 12%. There is no Macau profit tax liability of Unicom Macau for 2005 as it was in a loss making position in both years.

(d) For 2004, both the tax liabilities of CUCL and Unicom New World were assessed in accordance with FIE ("Foreign Investment Enterprises") taxation requirements on a consolidated basis as two single entities and settled centrally in Beijing as approved by the tax authority, respectively.

For 2005, the tax liabilities of CUCL and Unicom New World were assessed on a consolidated basis as a single entity and settled centrally in Beijing since the legal entity of Unicom New World was dissolved and the operations of Unicom New World was combined with CUCL.

9. TAXATION (continued)

Reconciliation between income tax expense and accounting profit at applicable tax rates:

	The Group	
	2005	2004
PRC statutory tax rate (33%)	33.0%	33.0%
Non-deductible expenses	1.9%	3.2%
Non-taxable income		
- Connection fee	(1.2%)	(2.1%)
- Interest income	(0.1%)	(0.7%)
- Line leasing income	(0.1%)	(0.1%)
Rate differential on PRC operations	(2.2%)	(2.1%)
Increase in opening deferred tax assets resulting from an increase in tax rate	—	(0.4%)
Investment tax credits for domestic equipment	(0.7%)	(0.2%)
Effective tax rate	30.6%	30.6%

Tax effect of preferential tax rate is as follows:

	2005	2004 Restated
Aggregate amount (RMB in millions)	155	135
Per share effect (RMB)	0.012	0.011

(e) For 2005 and 2004, tax credits represented investment tax credits relating to the additions of certain domestic equipment that were deductible against current tax.

(All amounts in RMB thousands unless otherwise stated)

9. TAXATION (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	The Group	
	2005	2004 Restated
Deferred tax assets:		
– Deferred tax asset to be recovered after more than 12 months	1,004,323	1,338,415
– Deferred tax asset to be recovered within 12 months	737,740	606,009
	1,742,063	1,944,424
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after more than 12 months	(1,278,531)	(1,475,650)
– Deferred tax liabilities to be settled within 12 months	(128,298)	—
	(1,406,829)	(1,475,650)
Net deferred tax assets after offsetting:	335,234	468,774
Deferred tax liabilities that cannot be offset:	(5,613)	(3,262)

There were no material unrecognized deferred tax assets as of 31 December 2005 and 2004.

9. TAXATION (continued)

The movement of the net deferred tax assets/liabilities is as follows:

	The Group	
	2005	2004 Restated
Net deferred tax assets after offsetting :		
– Beginning of the year	468,774	1,022,108
– Deferred tax charged to the income statement	(133,540)	(553,334)
– End of the year	335,234	468,774
The deferred tax liabilities that can not be offset:		
– Beginning of the year	(3,262)	—
– Acquisition of subsidiary	—	(2,090)
– Deferred tax charged to the income statement	(2,351)	(1,172)
– End of the year	(5,613)	(3,262)

(All amounts in RMB thousands unless otherwise stated)

9. TAXATION (continued)

Deferred taxation as of the year end represents the taxation effect of the following temporary differences.

		The Group	
	Note	31 December 2005	31 December 2004 Restated
PRC Enterprises			
Deferred tax assets:			
Interest on loans from CCF joint ventures	(f)	96,012	150,954
Loss arising from terminations of CCF Arrangements	(f)	111,003	174,637
Provision for impairment loss for property, plant and equipment		4,721	4,721
Provision for doubtful debts		399,590	526,514
Write-down of inventories to net realizable value		43,780	39,103
Accruals of retirement benefits		4,670	6,678
Additional depreciation deductible for tax in future years		12,361	18,258
Monetary housing benefits		11,784	17,171
Differences on tax basis for the residual value of property, plant and equipment		10,045	10,045
Net amount of deferral and amortisation of upfront non-refundable revenue		891,467	979,603
Accruals of expenses not yet deductible for tax purpose		137,279	—
Others		19,351	16,740
		1,742,063	1,944,424
Deferred tax liabilities:			
Accelerated depreciation for tax purpose		—	(23,018)
Net amount of capitalisation and amortisation of direct incremental costs		(925,462)	(1,053,760)
Capitalised interest already deducted for tax purpose		(481,367)	(398,872)
		(1,406,829)	(1,475,650)
		335,234	468,774
Hong Kong Enterprises			
Deferred tax liabilities:			
Accelerated depreciation for tax purpose		(5,613)	(3,262)

9. TAXATION (continued)

(f) Prior to 2000, in the process of developing its cellular networks, the GSM Business has entered into cooperation agreements with certain contractual joint ventures (the "CJVs") established in the PRC. Each CJV was established by one or more Chinese enterprises and one or more foreign parties. The aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangement (the "CCF Arrangements"). Pursuant to the CCF Arrangements, the CJVs have extended funding to the GSM Business for the construction of telecommunications systems and network equipment in the PRC. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interest had been accrued by the GSM Business based on the funds provided by the CJVs at the then prevailing market borrowing rates. All CCF Arrangements had been terminated in 1999 and 2000, the related loss on the termination of CCF Arrangements was charged to the income statement as incurred. Pursuant to the approval of relevant tax authorities, all the interest costs and the loss on termination of these CCF Arrangements can be deducted against current taxable income over 7 years. The resulting deferred tax assets were recognised accordingly.

10. INVENTORIES

	The Group	
	2005	2004
Handsets	1,121,288	2,045,502
Telephone cards	592,490	832,050
Others	394,034	237,080
	2,107,812	3,114,632

The cost of inventories recognised as expense and included in cost of telecommunications product sold amounted to RMB3,575 million (2004: RMB2,524 million).

For the year ended 31 December 2005, the write-down of inventories to net realisable value amounted to RMB20 million (2004: RMB69 million), which was mainly due to the decline of market values of handsets. There has been no reversal of write-down of inventories, arising from an increase in net realisable value, during the year.

(All amounts in RMB thousands unless otherwise stated)

11. ACCOUNTS RECEIVABLE, NET

	The Group	
	2005	2004
Accounts receivable for GSM services	4,021,887	4,464,963
Accounts receivable for CDMA services	2,648,504	3,448,273
Accounts receivable for Data and Internet services	522,579	537,418
Accounts receivable for Long Distance services	444,010	712,833
Sub-total	7,636,980	9,163,487
Less: Provision for doubtful debts for GSM services	(1,821,057)	(2,521,313)
Provision for doubtful debts for CDMA services	(954,185)	(1,110,024)
Provision for doubtful debts for Data and Internet services	(83,711)	(200,373)
Provision for doubtful debts for Long Distance services	(229,598)	(101,797)
	4,548,429	5,229,980

The aging analysis of accounts receivable was as follows:

	The Group	
	2005	2004
Not yet due (within credit period)	2,884,068	3,595,337
Due within three months	1,062,895	1,373,240
Three months to one year	1,636,529	2,131,065
More than one year	2,053,488	2,063,845
	7,636,980	9,163,487

The normal credit period granted by the Group is on average 30 days from the date of invoice.

There is no concentration of credit risk with respect to individual customers' receivables, as the Group has a large number of customers.

11. ACCOUNTS RECEIVABLE, NET (continued)

Provision for doubtful debts is analyzed as follows:

	The Group	
	2005	2004
Balance, beginning of year	3,933,507	3,488,959
Provision for the year	1,498,510	2,191,820
Acquisition of Unicom International	—	9,306
Written-off during the year	(2,343,466)	(1,756,578)
Balance, end of year	3,088,551	3,933,507

12. PREPAYMENTS AND OTHER CURRENT ASSETS

		The Group		The Company	
	Note	2005	2004	2005	2004
Prepaid rental		322,243	277,999	—	—
Deposits and prepayments		973,698	1,334,220	3,357	6,063
Interest receivable		1,880	1,414	45,792	27,341
Advances to employees		163,838	164,386	—	—
Customer acquisition costs of contractual CDMA subscribers	(a)	527,577	860,225	—	—
Others		353,231	421,470	1,217	1,059
		2,342,467	3,059,714	50,366	34,463

(All amounts in RMB thousands unless otherwise stated)

12. PREPAYMENTS AND OTHER CURRENT ASSETS (continued)

The aging analysis of prepayments and other current assets was as follows:

	The Group		The Company	
	2005	2004	2005	2004
Within one year	2,249,097	2,855,331	49,419	33,399
Over one year	93,370	204,383	947	1,064
	2,342,467	3,059,714	50,366	34,463

Note:

(a) For the year ended 31 December 2005, amortisation of customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB5,948 million (2004: RMB6,121 million), which was recorded in "selling and marketing" expenses. As at 31 December 2005, the carrying amount of unamortised customer acquisition costs of contractual CDMA subscribers totalled approximately RMB2,944 million (2004: RMB4,745 million), with approximately RMB528 million (2004: RMB860 million) recorded in "prepayment and other current assets" (for contracts expiring within 1 year) and approximately RMB2,416 million (2004: RMB3,885 million) recorded in "other assets" (for contracts expiring over 1 year) (Note 8).

13. BANK BALANCES AND CASH

	The Group		The Company	
	2005	2004	2005	2004
Cash and cash equivalents	5,471,576	4,629,553	299,744	371,994
Restricted bank deposits	—	25,911	—	—
	5,471,576	4,655,464	299,744	371,994

The effective interest rate on cash and cash equivalents ranges from 0.72% to 4.32 % (2004: from 0.72% to 2.63%); the bank deposits have an average maturity of 45 days.

14. SHARE CAPITAL

	The Company	
	2005 HK$'000	2004 HK$'000
Authorised: 30,000,000,000 ordinary shares of HK$0.1 each	3,000,000	3,000,000

	The Company				
	Number of shares ('000)	Ordinary shares (HK$'000)	Share capital (RMB'000 equivalent)	Share premium	Total
At 1 January 2004	12,553,172	1,255,317	1,331,390	52,483,266	53,814,656
Employee share option scheme					
– proceeds from shares issued (Note 28)	10,320	1,032	1,097	63,028	64,125
At 31 December 2004	12,563,492	1,256,349	1,332,487	52,546,294	53,878,781
Employee share option scheme					
– proceeds from shares issued (Note 28)	10,773	1,077	1,134	54,720	55,854
At 31 December 2005	12,574,265	1,257,426	1,333,621	52,601,014	53,934,635

The total authorized number of ordinary shares is 30 billion ordinary shares (2004: 30 billion ordinary shares) with a par value of HK$0.10 per share (2004: HK$0.10 per share). All issued shares are fully paid.

Increase of 10,773,200 ordinary shares in year 2005 (2004: 10,320,000) represented the ordinary shares in issued under the share option scheme (Note 28(g)).

(All amounts in RMB thousands unless otherwise stated)

15. LONG-TERM BANK LOANS

		The Group		The Company	
	Interest rates and final maturity	2005	2004	2005	2004
RMB denominated bank loans	Fixed interest rate ranging from 3.60% to 5.58% (2004: 4.78% to 5.73%) per annum with maturity through 2010 (2004: maturity through 2010) (Note(a))				
– secured		755,000	6,804,566	—	—
– unsecured		6,687,468	20,487,127	—	—
		7,442,468	27,291,693	—	—
USD denominated bank loans	Floating interest rate of USD LIBOR plus interest margin of 0.28% to 0.44% (2004: 0.28% to 0.44%) per annum with maturity through 2010 (2004: maturity through 2010 (Note (b))	9,684,240	9,931,800	5,649,162	5,793,550
Less: Current portion		(5,145,190)	(11,086,305)	(1,614,046)	—
		11,981,518	26,137,188	4,035,116	5,793,550

15. LONG-TERM BANK LOANS (continued)

The repayment schedule of the long-term bank loans is as follows:

	The Group		The Company	
	2005	2004	2005	2004
Balances due:				
– not later than one year	5,145,190	11,086,305	1,614,046	—
– later than one year and not later than two years	9,639,408	10,226,776	—	1,655,360
– later than two years and not later than five years	2,342,110	14,092,792	4,035,116	2,482,830
– Thereafter	—	1,817,620	—	1,655,360
	17,126,708	37,223,493	5,649,162	5,793,550
Less: Portion classified as current liabilities	(5,145,190)	(11,086,305)	(1,614,046)	—
	11,981,518	26,137,188	4,035,116	5,793,550

Note:

(a) As at 31 December 2005, long-term bank loans of the Group denominated in RMB were secured by the following:

(i) Approximately RMB755 million (2004: RMB6,805 million) of long-term bank loans were collateralized by the future service fee revenue to be generated by the cellular operations of the relevant branches. No long-term bank loans were guaranteed by Unicom Group (2004: RMB2,824 million);

(ii) There were no long-term bank loans which had collateral comprising of restricted bank deposits (2004: RMB26 million).

(b) On 26 September 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD0.7 billion. This facility was split into 3 tranches (i) USD0.2 billion 3-year loan; (ii) USD0.3 billion 5-year loan; and (iii) USD0.2 billion 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche respectively. In October 2003, the Company and CUCL entered into an agreement, under which the Company lent the proceeds from the bank loans to CUCL with similar terms to finance the network construction of CUCL.

In addition, on 25 February 2004, CUCL signed an agreement with various financial institutions for a long-term syndicated loan of USD0.5 billion to finance working capital and network construction expenditure. This facility was repayable in 3 years and carried an interest rate of 0.40% over US dollar LIBOR per annum.

(c) The carrying amounts of long-term bank loans approximate their fair value.

(All amounts in RMB thousands unless otherwise stated)

16. OBLIGATIONS UNDER FINANCE LEASES

Obligations under finance leases are analysed as follows:

	The Group	
	2005	2004
Total minimum lease payments under finance leases:		
– not later than one year	443,400	938,189
– later than one year and not later than two years	152,058	405,453
– later than two years and not later than five years	875	74,078
– later than five years	—	137,104
	596,333	1,554,824
Less: Future finance charges	(30,335)	(127,679)
Present value of minimum obligations	565,998	1,427,145
Representing obligations under finance leases:		
– current liabilities	420,631	938,189
– non-current liabilities	145,367	488,956
The present value of obligations under finance leases:		
– not later than one year	420,631	938,189
– later than one year and not later than two years	144,541	358,850
– later than two years and not later than five years	826	60,692
– later than five years	—	69,414
	565,998	1,427,145
Less: Portion classified as current liabilities	(420,631)	(938,189)
	145,367	488,956

Obligations under finance leases were mainly related to wireless public phone equipment (Note 6).

For 2004 and 2005, interest rates of obligations under finance leases ranged from 4% to 6% per annum.

The carrying amounts of obligations under finance leases approximate their fair value.

17. PAYABLES AND ACCRUED LIABILITIES

		The Group		The Company	
	Note	2005	2004	2005	2004
Payables to contractors and equipment suppliers		11,156,462	10,592,518	—	—
Accrued expenses		1,835,353	1,315,417	49,057	25,580
Payables to telecommunications products suppliers		1,372,853	1,772,693	—	—
Customer deposits		1,456,601	1,370,015	—	—
Salary and welfare payables		464,372	465,154	—	—
Amounts due to Services Provider/ Content Provider		716,180	573,804	—	—
Provision for subscriber points expenses	4.1(d)	337,414	39,766	—	—
Maintenance expense payable		542,540	138,301	—	—
Other	(a)	644,853	518,081	13,022	21,778
		18,526,628	16,785,749	62,079	47,358

Note(a): Other included miscellaneous accruals for housing fund and other government surcharges.

The aging analysis of payables and accrued liabilities was as follows:

	The Group		The Company	
	2005	2004	2005	2004
Less than six months	11,260,366	13,343,784	62,079	33,608
Six months to one year	4,766,400	2,257,802	—	4,500
More than one year	2,499,862	1,184,163	—	9,250
	18,526,628	16,785,749	62,079	47,358

18. SHORT-TERM BONDS

On 19 July 2005, CUCL completed an offering of short-term bonds, consisting of two tranches, in the PRC interbank debenture market. The first tranche of the bonds was issued for an aggregate amount of RMB9.0 billion with a maturity period of 365 days. The second tranche of the bonds was issued for an aggregate amount of RMB1.0 billion with a maturity period of 180 days. The effective interest rate as at 31 December 2005 was 3.19%.

(All amounts in RMB thousands unless otherwise stated)

19. SHORT-TERM BANK LOANS

Supplemental information with respect to short-term bank loans was as follows:

	The Group				
	Balance at year end	Weighted average interest rate at year end Per annum	Maximum amount outstanding during the year	Average amount outstanding during the year*	Weighted average interest rate during the year** Per annum
31 December 2005					
RMB denominated bank loans (Note (a))					
– secured	1,000,000				
– unsecured	4,302,661				
	5,302,661	4.86%	10,046,495	6,767,046	4.86%
HK$ denominated bank loans					
– unsecured (Note (b))	1,721,697	3.10%	1,761,748	1,209,342	2.00%
	7,024,358				
31 December 2004					
RMB denominated bank loans (Note (a))					
– secured	100,000				
– unsecured	8,131,431				
	8,231,431	4.86%	10,975,199	9,603,315	5.06%
HK$ denominated bank loans					
– unsecured (Note (b))	696,986	0.90%	696,986	348,493	1.08%
	8,928,417				

19. SHORT-TERM BANK LOANS (continued)

	The Company				
	Balance at year end	Weighted average interest rate at year end per annum	Maximum amount outstanding during the year	Average amount outstanding during the year*	Weighted average interest rate during the year** per annum
31 December 2005 (Note (b))					
HK$ denominated bank loans					
– unsecured	1,721,697	3.10%	1,761,748	1,209,342	2.00%
31 December 2004 (Note (b))					
HK$ denominated bank loans					
– unsecured	696,986	0.90%	696,986	348,493	1.08%

* The average amount outstanding was computed by dividing the total of outstanding balance as at 1 January and 31 December, as applicable, by 2.

** The weighted average interest rate is computed by dividing the total of weighted average interest rates as at 1 January and 31 December, as applicable, by 2.

Notes:

(a) As at 31 December 2005, there were no short-term bank loans guaranteed by Unicom Group (2004: RMB3,397 million).

As at 31 December 2005, there were no short-term bank loans secured by future service fee revenue to be generated by the cellular operations (2004: RMB100 million).

As at 31 December 2005, approximately RMB1,000 million (2004: Nil) of short-term loan was borrowed from Zhonghai Trust Investment Co., Ltd., and guaranteed by Industrial and Commercial Bank of China Beijing branch to finance working capital of the Group. The loan will be repayable in 1 year and carries an interest rate of 4.30% per annum.

(b) As at 31 December 2005, HK$ denominated short-term bank loans of the Company of approximately HK$1,655 million (equivalent to approximated RMB1,722 million) were borrowed to finance working capital of the Group. The bank loans were repayable in 1 year and carried an interest rate of 0.22% to 0.25% over HIBOR per annum.

(c) The carrying amounts of short-term loans approximate their fair value.

(All amounts in RMB thousands unless otherwise stated)

20. INVESTMENT IN SUBSIDIARIES

	The Company	
	2005	2004
Unlisted equity investments, at cost	55,341,026	55,290,963

During 2004, the Company acquired the entire equity interests in Unicom International, which holds the entire equity interests in Unicom USA. The acquisition became effective in September 2004 (see details in Note 1).

As at 31 December 2005, the details of the Company's subsidiaries were as follows:

Name	Place and date of incorporation and legal entity	Percentage of equity interests held		Particular of issued share capital	Principal activities
		Direct	Indirect		
China Unicom Corporation Limited (On 1 September 2005, CUCL combined with Unicom New World, and Unicom New World was legally dissolved)	The PRC, 21 April 2000, limited liability company	100.00%	—	47,425,763	Telecommunications operation
Unicom New Century (BVI) Limited	British Virgin Islands, 23 October 2002, limited liability company	100.00%	—	12	Investment holding
Unicom New World (BVI) Limited	British Virgin Islands, 5 November 2003, limited liability company	100.00%	—	1	Investment holding
China Unicom International Limited	Hong Kong, 24 May 2000, limited liability company	100.00%	—	106	Telecommunications service
China Unicom USA Co.	USA, 24 May 2002 corporation	—	100%	83	Telecommunications service

20. INVESTMENT IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (continued)

Name	Place and date of incorporation and legal entity	Percentage of equity interests held		Particular of issued share capital	Principal activities
		Direct	Indirect		
China Unicom (Macau) Company Limited	Macau, 15 October 2004, limited liability company	99.00%	1.00%	60,894	Telecommunications operation
Unicom Huasheng Telecommunications Technology Company Limited	The PRC, 1 July 2005, limited liability company	—	95.00%	50,000	Telecommunication products sales

21. REVENUE (TURNOVER)

Revenue primarily comprises usage fees, monthly fees, interconnection revenue, rental income from leased lines and IRU, and sales of telecommunications products earned by the Group from GSM, CDMA, data, Internet and long distance. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry ("MII") and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to RMB2,166 million for the year ended 31 December 2005 (2004: RMB 2,051 million).

(All amounts in RMB thousands unless otherwise stated)

21. REVENUE (TURNOVER) (continued)

The major components of revenue are as follows:

	Note	2005	2004 Restated
GSM Business			
Usage fee	(a) (i)	32,077,305	31,997,020
Monthly fee	(b)	6,840,720	6,922,400
Interconnection revenue	(c)	3,466,067	2,614,268
Other revenue	(e)	9,751,436	5,975,264
Total GSM service revenue		52,135,528	47,508,952
CDMA Business			
Usage fee	(a) (i)	16,726,678	16,164,333
Monthly fee	(b)	4,905,538	4,638,024
Interconnection revenue	(c)	1,398,577	927,288
Other revenue	(e)	4,546,143	2,648,029
Total CDMA service revenue		27,576,936	24,377,674
Data and Internet Business			
Usage fee	(a) (ii)	2,540,574	2,685,083
Interconnection revenue	(c)	102,989	131,371
Rental income	(d)	393,659	344,014
Other revenue	(e)	12,745	502,266
Total Data and Internet service revenue		3,049,967	3,662,734
Long Distance Business			
Usage fee	(a) (ii)	599,251	879,281
Interconnection revenue	(c)	434,577	454,383
Rental income	(d)	489,969	512,134
Other revenue	(e)	776	2,211
Total Long Distance service revenue		1,524,573	1,848,009
Total service revenue		84,287,004	77,397,369
Sales of telecommunications products		2,761,827	1,689,755
Total revenue		87,048,831	79,087,124

21. REVENUE (TURNOVER) (continued)

Notes:

(a) Usage fees comprise:

(i) charges for incoming and outgoing calls made by cellular subscribers including charges for local calls, domestic direct dial ("DDD") and international direct dial ("IDD") as well as roaming fees for calls made by cellular subscribers outside their local service areas; and

(ii) charges for IP telephone calls, data and Internet services and fixed line long distance calls.

(b) Monthly fees represent fixed amounts charged to cellular subscribers on a monthly basis for maintaining their access to the related services.

(c) Interconnection revenue represents amounts received from other operators, including Unicom Group, for calls from their networks to the Group's networks. It also includes roaming-in fees received from other operators, including Unicom Group, for calls made by their subscribers using the Group's cellular networks (Notes 32.1(a) and 32.2(a)).

(d) Rental income represents rentals received for leasing of transmission lines and IRU to Unicom Group, business customers or other Domestic Carriers in the PRC.

(e) Other revenue mainly represents revenue from the provision of value-added services such as short message, CDMA1X wireless data services and secretarial services to subscribers.

(All amounts in RMB thousands unless otherwise stated)

22. EXPENSES BY NATURE

The following expenses are analysed by nature.

	Note	2005	2004 Restated
After charging/(crediting):			
Depreciation:			
– Assets held under finance leases		187,733	111,473
– Other fixed assets		19,743,768	18,064,132
Total depreciation	2.2(a), 6	19,931,501	18,175,605
Amortisation:			
– Goodwill	2.2(c), 7	—	171,184
– Other amortisation	8	436,680	664,285
Total amortisation		436,680	835,469
Amortisation of direct incremental costs for activating cellular subscribers	2.2(d)	1,582,282	936,105
Amortisation of customer acquisition costs of contractual CDMA subscribers	12(a)	5,947,631	6,120,737
Provision for doubtful debts:			
– GSM Business		867,154	1,317,374
– CDMA Business		458,161	645,470
– Data and Internet Business		139,327	164,514
– Long Distance Business		33,868	64,462
Total provision for doubtful debts	11	1,498,510	2,191,820
Write-down of inventories to net realizable value		20,392	69,475
Employee benefit expenses	23	5,616,312	4,615,057
Cost of inventories	10	3,575,316	2,524,483
Auditors' remuneration		59,884	57,522

22. EXPENSES BY NATURE (continued)

	Note	2005	2004 Restated
Operating lease expense:			
– Leased lines		822,673	809,202
– CDMA network capacities	4.2(b)	7,924,644	6,588,926
– Lease of land	2.2(a)	28,403	26,000
– Other lease expense		1,129,115	1,042,020
Total operating lease expense		9,904,835	8,466,148
Other expenses:			
– Repair and maintenance		2,397,501	1,648,986
– Traveling, entertainment and meeting		663,774	1,322,438
– Power and water charges		2,219,480	1,763,766
– Office expenses		986,502	706,892

23. EMPLOYEE BENEFIT EXPENSES

	Note	2005	2004 Restated
Salaries and wages		4,268,004	3,647,629
Contributions to defined contribution pension schemes	24	412,825	244,397
Contributions to supplementary defined contribution pension schemes	24	58,222	41,596
Special monetary housing benefits	25	41,136	21,907
Contributions to other housing fund	25	280,393	224,686
Other housing benefits	25	447,315	345,885
Share-based compensation costs	2.2(b)	108,417	88,957
		5,616,312	4,615,057

(All amounts in RMB thousands unless otherwise stated)

23. EMPLOYEE BENEFIT EXPENSES (continued)

23.1 Directors' and senior management's emoluments

The remuneration of every Director for the year ended 31 December 2005 is set out below:

Name of Director	Note	Fees	Salary and allowances	Bonuses paid and payable	Other benefits (a)	Contributions to pension schemes	Total
Chang Xiaobing		—	2,525	1,669	—	19	4,213
Shang Bing		—	2,209	1,285	—	19	3,513
Tong Jilu		—	1,788	1,038	—	19	2,845
Li Qiuhong	(b)	—	672	335	—	6	1,013
Zhao Le	(c)	—	809	410	—	7	1,226
Lo Wing Yan, William		—	2,074	277	513	13	2,877
Ye Fengping		—	1,420	712	—	13	2,145
Liu Yunjie		316	—	—	—	—	316
Craig O. McCaw	(d)	114	—	—	—	—	114
Wu Jinglian		316	—	—	—	—	316
Shan Weijian		316	—	—	—	—	316
Cheung Wing Lam, Linus		316	—	—	—	—	316
Total		1,378	11,497	5,726	513	96	19,210

23. EMPLOYEE BENEFIT EXPENSES (continued)

23.1 Directors' and senior management's emoluments (continued)

The remuneration of every Director for the year ended 31 December 2004 is set out below:

Name of Director	Note	Fees	Salary and allowances	Bonuses paid and payable	Other benefits (a)	Contributions to pension schemes	Total
Chang Xiaobing	(e)	—	76	—	—	1	77
Shang Bing	(f)	—	347	201	—	5	553
Tong Jilu	(g)	—	1,655	879	—	28	2,562
Zhao Le	(c)	—	1,316	668	—	12	1,996
Lo Wing Yan, William		—	2,105	274	—	13	2,392
Ye Fengping		—	1,434	730	—	13	2,177
Wang Jianzhou	(h)	—	2,160	—	—	54	2,214
Shi Cuiming	(i)	—	150	2,921	—	2	3,073
Ge Lei	(j)	27	—	—	—	—	27
Liu Yunjie	(k)	292	—	—	—	—	292
Craig O.McCaw	(d)	319	—	—	—	—	319
Lee Hon Chiu	(l)	116	—	—	—	—	116
Wu Jinglian		319	—	—	—	—	319
Shan Weijian		319	—	—	—	—	319
Cheung Wing Lam, Linus	(m)	203	—	—	—	—	203
Total		1,595	9,243	5,673	—	128	16,639

Notes:

(a) Other benefits include the benefits related to share options;

(b) Mr. Li Qiuhong was appointed as Executive Director on 19 July 2005;

(c) Mr. Zhao Le was appointed as Executive Director on 1 February 2004 and resigned as Executive Director on 19 July 2005;

(d) Mr. Craig O. McCaw resigned as Independent Non-Executive Director on 12 May 2005;

(e) Mr. Chang Xiaobing was appointed as Chairman on 21 December 2004;

(f) Mr. Shang Bing was appointed Executive Director on 5 November 2004;

(All amounts in RMB thousands unless otherwise stated)

23. EMPLOYEE BENEFIT EXPENSES (continued)

23.1 Directors' and senior management's emoluments (continued)

Notes: (continued)

(g) Mr. Tong Jilu was appointed as Executive Director on 1 February 2004;

(h) Mr. Wang Jianzhou resigned as Chairman on 5 November 2004;

(i) Mr. Shi Cuiming resigned as Executive Director on 1 February 2004;

(j) Mr. Ge Lei resigned as Non-Executive Director on 1 February 2004;

(k) Mr. Liu Yunjie was appointed as Non-Executive Director on 1 February 2004;

(l) Mr. Lee Hon Chiu resigned as Independent Non-Executive Director on 12 May 2004; and

(m) Mr. Cheung Wing Lam, Linus was appointed as Independent Non-Executive Director on 12 May 2004.

During 2005, no share options were granted to the directors (2004: 4,020,000) and no directors waived the right to receive emoluments during the year (2004: Nil).

During 2004 and 2005, the Company did not incur any payment to any director for loss of office or as inducement to any director to join the Company.

23.2 Five highest paid individuals

The five individuals whose emoluments were the highest of the Group for 2005 and 2004 were all directors of the Company whose emoluments are reflected in the analysis presented above.

24. RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make defined contributions to the pension scheme at the rate of 19% for the year ended 31 December 2005 (2004: 19%) of the employees' basic salaries. Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from 11 August 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established. Under this plan, the Group makes a monthly defined contribution of 2% to 16% (2004: 2% to 24%) of the monthly salary of each employee. There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the income statement were as follows:

	2005	2004
Contributions to defined contribution pension schemes	412,825	244,397
Contributions to supplementary defined contribution pension schemes	58,222	41,596

25. HOUSING BENEFITS

Under housing reform schemes in accordance with government regulations at the provincial level in the PRC, the Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. For GSM Business, certain of these living quarters were provided by Unicorn Group and the related benefits were not charged to the Group. Housing benefits which were not charged to the Group amounted to approximately RMB14.9 million for 2005 (2004: RMB14.9 million).

In addition, all of the full time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Group is required to make annual contributions to the housing fund at a rate of 10% (2004: 10%) of the employees' basic salaries.

(All amounts in RMB thousands unless otherwise stated)

25. HOUSING BENEFITS (continued)

According to the central government policy on housing reform based on a State Council circular issued in 1998, monetary housing subsidies in the form of special cash payments are to be made by certain PRC enterprises to their employees in order to enable them to purchase living quarters. Under this general policy, enterprises are allowed to establish their own housing reform schemes taking into consideration the actual financial capability of the enterprises.

The Group finalized its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees in year 2001. According to the scheme, the total amount of monetary housing benefit for each employee is determined based on the working age of the employee and the property market price prevailing in the relevant location. The total monetary housing benefit is divided into three annual payments in the proportion of 40%, 30% and 30% respectively. In order to be included in the incentive scheme, employees are required to sign a service contract with a minimum service period of three years. The employees will be entitled to the first 40% payment only when the following criteria are met:

(i) the provincial branch in which the employees are working has achieved the annual performance budget set by head office management; and

(ii) the employees continue to be under the employment of the Group at the time of the payment.

Similarly, the employees will only be entitled to the second and then the third annual payments when and only when the above two conditions are also fulfilled in subsequent years.

The Group accrues for each annual payment upon the fulfillment of the above criteria by the employees, at which time the liability is considered to have arisen.

For the years ended 31 December 2005 and 2004, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the years ended 31 December 2005 and 2004 amounted to approximately RMB41.1 million and RMB21.9 million respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits in 2005 since they did not achieve their annual performance budget in 2005 and accordingly, no provision for such benefits was made.

25. HOUSING BENEFITS (continued)

The expenses incurred by the Group in relation to the housing benefits described above are as follows:

	2005	2004
Special monetary housing benefits	41,136	21,907
Contributions to other housing fund	280,393	224,686
Other housing benefits	447,315	345,885
	768,844	592,478

26. FINANCE COSTS

	2005	2004
Interest on bank loans repayable over 5 years	18,033	537,261
Interest on bank loans and bonds repayable within 5 years	1,955,231	1,750,209
Interest element of finance lease	42,697	28,848
Less: Amounts capitalised in construction-in-progress	(682,590)	(647,851)
Total interest expenses	1,333,371	1,668,467
Exchange (gain)/loss, net	(273,647)	7,657
Bank charges	39,597	19,951
	1,099,321	1,696,075

(All amounts in RMB thousands unless otherwise stated)

27. PROFITS ATTRIBUTABLE TO SHAREHOLDERS

(a) CUCL and Unicom New World (which ceased to be legal entities, with operations succeeded by CUCL), are registered as foreign investment enterprises in the PRC. In accordance with the Articles of Association of CUCL and Unicom New World, they are required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and minority interests but before dividend distribution.

CUCL and Unicom New World are required to allocate at least 10% of their profit after tax and minority interests determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

CUCL appropriated approximately RMB463 million (2004: RMB429 million) to the general reserve fund for the year ended 31 December 2005.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HKFRS, the appropriations to the staff bonus and welfare fund will be charged to income statement as expenses incurred since any assets acquired through this fund belong to the employees. For the year ended 31 December 2005, no appropriation to staff bonus and welfare fund has been made (2004: Nil).

(b) At a meeting held on 31 December 2005, the Board of directors of CUCL approved the payment of final dividend of RMB3.28 billion to the Company and relevant dividend was recorded in 2005.

For the year ended 31 December 2005, profit attributable to shareholders included a profit of approximately RMB3,130.3 million (2004: loss RMB80 million) which has been dealt with in the financial statements of the Company. As at 31 December 2005, the amount of distributable reserves to shareholders of the Company amounted to approximately RMB3,093.1 million (2004: RMB1,220 million).

28. SHARE OPTION SCHEME

The Company adopted a share option scheme (the "Share Option Scheme") and a fixed award pre-global offering share options scheme ("Pre-Global Offering Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended on 13 May 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	The Company			
	2005		2004	
	Average exercise price in HK$ per share	Number of share options involved	Average exercise price in HK$ per share	Number of share options involved
Balance, beginning of year	6.45	274,063,400	6.72	172,367,400
Granted	—	—	5.92	113,322,000
Forfeited	7.15	(5,688,200)	4.30	(1,306,000)
Exercised	4.60	(10,773,200)	5.85	(10,320,000)
Balance, end of year	6.51	257,602,000	6.45	274,063,400

As at 31 December 2005, out of the 257,602,000 outstanding options (2004: 274,063,400 options), 162,981,160 options (2004: 87,611,360 options) were exercisable, and the weighted average exercise price was HK$7.12 (2004: HK$8.69).

(All amounts in RMB thousands unless otherwise stated)

28. SHARE OPTION SCHEME (continued)

As at 31 December 2005, information of outstanding options are summarized as follows:

Date of options granted	The period during which an option may be exercised	The price per share to be paid on exercise of options	Number of options outstanding as at 31 December 2005	Number of options outstanding as at 31December 2004
Options granted under the Pre-Global Offering Share Option Scheme:				
22 June 2000 (Note (a))	22 June 2002 to 21 June 2010	HK$15.42	24,309,600	25,436,600
Options granted under the Share Option Scheme:				
30 June 2001 (Note (b))	30 June 2001 to 21 June 2010	HK$15.42	6,508,000	6,508,000
2 August 2002 (Note (c))	10 July 2003 to 9 July 2008	HK$6.18	25,012,800	25,954,800
21 May 2003 (Note (d))	21 May 2004 to 20 May 2009	HK$4.30	91,381,600	102,476,000
30 May 2003 (Note (d))	21 May 2004 to 20 May 2009	HK$4.66	212,000	366,000
20 July 2004 (Note (e))	20 July 2005 to 19 July 2010	HK$5.92	109,524,000	112,668,000
21 December 2004 (Note (f))	21 December 2005 to 20 December 2010	HK$6.20	654,000	654,000
			257,602,000	274,063,400

(a) According to the resolution passed by the Board of Directors in June 2000, a total of the 27,116,600 options were granted on 22 June 2000 to the senior management, including directors, and certain other employees (which represent, on their full exercise, 27,116,600 shares of the Company) under the fixed award Pre-Global Offering Share Option Scheme adopted by the Company on 1 June 2000 on the following terms:

(i) the exercise price is equivalent to the share issue price of the Global Offering of HK$15.42 per share (excluding the brokerage fee and HKSE transaction levy); and

(ii) the options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.

No further option can be granted under the Pre-Global Offering Option Scheme.

28. SHARE OPTION SCHEME (continued)

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the Share Option Scheme on 13 May 2002. Apart from the above two terms, the principal terms are the same as the amended Share Option Scheme in all material aspects.

(b) On 1 June 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the pre-global offering share option scheme as described above) equal to 10% of the total issued share capital of the Company. According to the Share Option Scheme, the nominal consideration payable by a participant for the grant of options will be HK$1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80% of the average of the closing prices of shares on the HKSE on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the HKSE.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years from 22 June 2000. According to a resolution of the Board of Directors in June 2001, the Company has granted 6,724,000 share options under the Share Option Scheme which represent, on their full exercise, 6,724,000 shares to certain employees of the Group in the following terms:

(i) the price of a share payable by a participant upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and HKSE transaction levy); and

(ii) The options are vested on the date of grant and exercisable from the date of grant to 22 June 2010.

The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules which came into effect on 1 September 2001 with the following major amendments:

(i) share options may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(All amounts in RMB thousands unless otherwise stated)

28. SHARE OPTION SCHEME (continued)

(iii) minimum subscription price shall not be less than the higher of:

- the nominal value of the shares;
- the closing price of the shares of the Stock Exchange as stated in the Stock Exchange's quotation sheets on the offer date in respect of the options; and
- the average closing price of the shares on the Stock Exchange's quotation sheets for the five trading days immediately preceding the offer date.

(c) According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 10 July 2002, a total of 36,028,000 share options were granted to eligible individuals including directors, independent non-executive directors, and the non-executive directors of the Company under the amended Share Option Scheme in the following terms:

(i) aggregate of 2,802,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise price is HK$6.18; and

(iii) the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
10 July 2003	10 July 2003 to 9 July 2008	40%
10 July 2004	10 July 2004 to 9 July 2008	30%
10 July 2005	10 July 2005 to 9 July 2008	30%

(d) According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 21 May 2003 and 30 May 2003, a total of 105,590,000 share options and 366,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:

(i) an aggregate of 2,772,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise prices per share option are HK$4.30 and HK$4.66 respectively; and

28. SHARE OPTION SCHEME (continued)

(iii) the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
21 May 2004	21 May 2004 to 20 May 2009	40%
21 May 2005	21 May 2005 to 20 May 2009	30%
21 May 2006	21 May 2006 to 20 May 2009	30%

(e) According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 20 July 2004, a total of 112,668,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:

(i) an aggregate of 3,366,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise price per share option is HK$5.92; and

(iii) the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
20 July 2005	20 July 2005 to 19 July 2010	40%
20 July 2006	20 July 2006 to 19 July 2010	30%
20 July 2007	20 July 2007 to 19 July 2010	30%

(f) According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 21 December 2004, a total of 654,000 share options were granted to the executive directors of the Company, under the amended Share Option Scheme in the following terms:

(i) the exercise price per share option is HK$6.20; and

(ii) the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
21 December 2005	21 December 2005 to 20 December 2010	40%
21 December 2006	21 December 2006 to 20 December 2010	30%
21 December 2007	21 December 2007 to 20 December 2010	30%

All of the options granted are governed by the amended terms of the Share Option Scheme and Pre-Global Offering Share Option Scheme as mentioned above.

(All amounts in RMB thousands unless otherwise stated)

28. SHARE OPTION SCHEME (continued)

(g) Details of share options exercised during 2005 and 2004 were as follows:

For the year ended 31 December 2005

Grant date	Exercise price HK$	Weighted average closing price per share at respective days immediately before the exercises of options HK$	Proceeds received HK$	Number of shares involved
2 August 2002	6.18	7.69	5,821,560	942,000
21 May 2003	4.30	7.76	37,793,560	8,789,200
30 May 2003	4.66	7.80	716,870	154,000
20 July 2004	5.92	6.90	5,256,960	888,000
			49,588,950	10,773,200

For the year ended 31 December 2004

Grant date	Exercise price HK$	Weighted average closing price per share at respective days immediately before the exercises of options HK$	Proceeds received HK$	Number of shares involved
2 August 2002	6.18	9.42	52,604,160	8,512,000
21 May 2003	4.30	6.09	7,774,400	1,808,000
			60,378,560	10,320,000

Upon the adoption of HKFRS 2, the Group changed its accounting policy for share-based payment. Effective on 1 January 2005, the Group expenses the cost of share options in the income statement. The cost of share options granted after 7 November 2002 and not yet vested on 1 January 2005 was expensed retrospectively in the income statements of the respective periods. The Group recognised share-based employee compensation costs based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model. No share options were granted during 2005. The fair value of options granted during the year ended 31 December 2004 was HK$1.54 . The significant inputs into the model were share prices of HK$5.90 and HK$6.20, at the grant dates, exercise prices shown above, volatility of 40%, expected life of options of 3 years, expected dividend pay out rate of 2% and annual risk-free interest rate of 3%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 100 days (Note 2.2(b)).

29. EARNINGS PER SHARE

Earnings per Share and per American Depository Share ("ADS")

Basic earnings per share for the years ended 31 December 2005 and 2004 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the years.

Diluted earnings per share for the years ended 31 December 2005 and 2004 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the potential dilutive ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. For 2005 and 2004, all potential dilutive shares arose from share options granted in 2002, 2003 and 2004 under the amended Share Option Scheme (see details in Note 28), which if converted to ordinary shares would decrease profit attributable to the shareholders per share.

	2005			2004 (Restated)		
	Profit attributable to shareholders	Shares in thousands	Per share amount RMB	Profit attributable to shareholders	Shares in thousands	Per share amount RMB
Basic earnings	4,931,052	12,570,398	0.392	4,493,451	12,561,242	0.358
Effect of conversion of share options	—	37,078	—	—	31,812	—
Diluted earnings	4,931,052	12,607,476	0.391	4,493,451	12,593,054	0.357

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

30. DIVIDENDS

At the annual general meeting held on 12 May 2005, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended 31 December 2004 approximately totaling RMB1,256,924,000 which has been reflected as an appropriation of retained profits for 2005. As at 31 December 2005, such dividends have been fully paid by the Company.

At a meeting held on 23 March 2006, the Board of Directors of the Company proposed the payment of final dividend of RMB0.11 per ordinary share to the shareholders for the year ended 31 December 2005 totaling approximately RMB1,383,169,000. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2005, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2006.

(All amounts in RMB thousands unless otherwise stated)

31. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group include bank balances and cash, short-term bank deposits, accounts receivable, prepayment and other current assets, amounts due from related parties and Domestic Carriers. Financial liabilities of the Group include accounts payable and accrued liabilities, bank loans, lease payables and amounts due to related parties.

Bank balances and cash and short-term bank deposits denominated in foreign currencies, as summarized below, have been translated to RMB at the applicable rates quoted by the People's Bank of China as at 31 December 2005.

	The Group					
	2005			2004		
	Original currency '000	Exchange rate	RMB equivalent '000	Original currency '000	Exchange rate	RMB equivalent '000
Bank balances and cash:						
– denominated in HK dollars	45,791	1.04	47,636	75,562	1.06	80,406
– denominated in US dollars	83,023	8.07	670,010	4,803	8.28	39,753
– denominated in MOP	92	1.01	93	—	—	—
– denominated in EUR	87	9.90	861	—	—	—
Sub-total			718,600			120,159
Short-term deposits:						
– denominated in US dollars	35,000	8.07	282,457	79,946	8.28	661,675
Sub-total			282,457			661,675
Total			1,001,057			781,834

The Group did not have and does not believe it will have any difficulty in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People's Bank of China. The carrying amounts of the Group's bank balances and cash, short-term bank deposits, other current financial assets and liabilities approximated their fair values as at 31 December 2005 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

The carrying amounts of long-term bank loans approximate their fair values based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

32. RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-owned enterprises and their subsidiaries, in addition to Unicom Group, directly or indirectly controlled by the PRC government are also considered to be related parties of the Group. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of state controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers. Management considered state-owned enterprises that had material transactions with the Group included other telecommunication service operators, equipment vendors, construction vendors, services providers and state-owned banks in the PRC. Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

The Group's telecommunications networks depend, in large part, on interconnection with Domestic Carriers' public switched telephone network and on transmission lines leased from major Domestic Carriers. Major Domestic Carriers include China Telecommunications Corporation and its subsidiaries ("China Telecom"), China Mobile Communications Corporation and its subsidiaries ("China Mobile") and China Network Communication Group Corporation and its subsidiaries ("China Netcom"). These entities are collectively referred to as "Domestic Carriers".

(All amounts in RMB thousands unless otherwise stated)

32. RELATED PARTY TRANSACTIONS (continued)

32.1 Unicom Group and its subsidiaries

The table set forth below summarizes the names of significant related parties (excluding other state-owned enterprises which are summarized in Note 32.3) and nature of relationship with the Company as at 31 December 2005:

Name of related parties	Nature of relationship with the Company
China United Telecommunications Corporation ("Unicom Group")	Ultimate parent company
Unicom NewSpace Co., Ltd ("Unicom NewSpace")	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. ("Unicom Xingye")	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited. ("Beijing Xingye")	A subsidiary of Unicom Group
Unicom Import and Export Company Limited ("Unicom I/E Co")	A subsidiary of Unicom Group
Unicom International (HK) Limited ("Unicom International (HK)")	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon")	A subsidiary of Unicom Group
Unicom New Guoxin Telecommunications Corporation Limited ("New Guoxin" originally known as "Guoxin Paging", which changed to its present name on 29 April 2004)	A subsidiary of Unicom Group
UNISK (Beijing) Information Technology Corporation Limited ("UNISK")	A joint venture company of Unicom Group
China Unicom Corporation Limited ("CUCL")	A subsidiary of the Company
Unicom New Century Telecommunications Corporation Limited ("Unicom New Century", on 30 July 2004, CUCL combined with Unicom New Century and Unicom New Century was legally dissolved.)	A subsidiary of the Company
Unicom New World Telecommunications Corporation Limited ("Unicom New World", on 1 September 2005, CUCL combined with Unicom New World and Unicom New World was legally dissolved.)	A subsidiary of the Company
China Unicom International Limited ("Unicom International")	A subsidiary of the Company
China Unicom USA Corporation ("Unicom USA")	A subsidiary of Unicom International
China Unicom (Macau) Company Limited ("Unicom Macau")	A subsidiary of the Company
Unicom Huasheng Telecommunications Technology Company Limited ("Unicom Huasheng")	A subsidiary of CUCL

32. RELATED PARTY TRANSACTIONS (continued)

32.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its Subsidiaries

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. In the director's opinion, these transactions were carried out in the ordinary course of business.

Transactions with Unicom Group and its subsidiaries:	Note	2005	2004
Interconnection and roaming revenues	(i), (iii)	207,526	220,174
Interconnection and roaming charges	(ii), (iii)	57,902	63,891
Charge for cellular subscriber value-added service by New Guoxin	(iv), (v)	412,549	858,778
Charge for customer services	(vi)	562,003	524,718
Charge for cellular subscriber value-added service by UNISK and Unicom NewSpace	(vii)	28,418	4,228
Rental charges for premises, equipment and facilities	(viii)	21,059	25,528
Rental income for premises and facilities	(ix)	18,662	19,475
Constructed capacity related cost of CDMA network	(iv), (xii)	176,130	305,903
Revenue for leasing of transmission line capacity	(x)	25,841	38,853
Charges for international gateway services	(xiii)	19,797	17,062
Leasing of satellite transmission capacity	(xiv)	11,794	14,152
CDMA network capacity lease rental	(iv), (xi)	7,924,644	6,588,926
Purchase of CDMA handsets	(xv)	—	14,655
Purchase of telecom cards	(xvi)	671,715	1,087,498
Commission expenses for sales agency services incurred for telecom cards	(xvii)	—	16,023
Commission fees to New Guoxin	(xviii)	15,312	9,054
Agency fee incurred for procurement of telecommunications equipment	(xix)	15,791	17,759

(All amounts in RMB thousands unless otherwise stated)

32. RELATED PARTY TRANSACTIONS (continued)

32.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its Subsidiaries (continued)

(i) Interconnection revenues represent the amounts received or receivable from Unicom Group for calls from its networks to the Group's networks. Roaming revenues represent revenue for calls made using the Group's networks by Unicom Group's subscribers.

(ii) Interconnection charges are for calls made from the Group's networks to Unicom Group's networks. Roaming expenses represent expenses for calls made by the Group's subscribers using Unicom Group's networks.

(iii) Interconnection settlement between Unicom Group's network and the Group's network is based on standards established from time to time by the MII.In the case of calls between cellular subscribers in different provinces, settlement is based on either the standards established by the MII or an internal settlement arrangement applied by Unicom Group based on their respective internal costs of providing this service. Also, charges for roaming services between the Group and Unicom Group are based on the respective internal costs of providing these services.

(iv) On 24 March 2005, CUCL and Unicom New World (which ceased to be legal entities, with operations succeeded by CUCL) entered into the new agreements, "New Comprehensive Service Agreement", "New CDMA Lease", "New Comprehensive Operator Services Agreement" and "New Guoxin Premises Leasing Agreement", with Unicom Group, Unicom New Horizon and New Guoxin to replace the old agreements. The new agreements became effective from 1 January 2005 after being approved at the extraordinary shareholders' meeting on 12 May 2005. Details of the new agreements have already been set forth in the shareholders' circular "Continuing Connected Transactions" of the Company issued on 18 April 2005.

(v) Pursuant to New Comprehensive Operator Services Agreement signed between the Group and New Guoxin, the Group shall retain 40% of the actually received revenue generated from the value-added services provided to the Group's subscribers and allocate 60% of such revenue to New Guoxin. The settlement should be made among branches of the Group and New Guoxin respectively.

32. RELATED PARTY TRANSACTIONS (continued)

32.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its Subsidiaries (continued)

(vi) Pursuant to New Comprehensive Operator Services Agreement, New Guoxin provides business inquiries, tariff inquiries, account maintenance, complaints handling, and customer interview and subscriber retention services to the Group's customers through the use of its 1001 paging network. The service fee payable by the Group shall be calculated on the basis of the customer service costs plus a profit margin, which shall not exceed 10%. The customer service costs were determined by the actual cost per operator seat and the number of effective operator seats.

(vii) CUCL signed a Cellular Subscriber Value-Added Services Agreements (the "Agreements") with UNISK and Unicom NewSpace respectively in March 2004. According to the Agreements, CUCL agreed to provide its telecommunication channel and network subscriber resources to UNISK and Unicom NewSpace, enable them to provide value-added services to subscribers through CUCL's cellular telecommunications network and data platform. These Agreements also stipulate that the content service fees paid by subscribers for using UNISK's or Unicom NewSpace's value-added services are shared between CUCL and UNISK, or CUCL and Unicom NewSpace based on an agreed proportion. The content service fees are collected from subscribers by CUCL and the relevant portion is paid to UNISK and Unicom NewSpace on a regular basis.

(viii) CUCL and Unicom New World (which ceased to be legal entities, with operations succeeded by CUCL) respectively signed service agreements with Unicom Group to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(ix) Pursuant to the New Guoxin Premises Leasing Agreement signed between the Group and New Guoxin, the Group agreed to provide premises to New Guoxin. The rental amount is based on the higher of depreciation costs and market price for similar premises in that locality.

(x) Unicom Group leases transmission line capacity from the Group in accordance with the relevant provision of the services agreement. Revenue for leases of transmission line capacity is based on tariffs stipulated by MII from time to time less a discount of up to 10%.

In addition, according to the leased line agreement entered into between the Group and Unicom USA, the Group leases transmission line to Unicom USA. The revenue for the leases of transmission line was recognised based on the market price and amounted to approximately RMB14 million for the nine months ended September 2004. This transaction became an inter-group transactions after the acquisition of Unicom International in September 2004 and has been eliminated in the Group's consolidated financial statements.

(All amounts in RMB thousands unless otherwise stated)

32. RELATED PARTY TRANSACTIONS (continued)

32.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its Subsidiaries (continued)

(xi) According to New CDMA Lease Agreements entered among CUCL, Unicom New World (which has been merged into and succeeded by CUCL in September 2005), Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL and Unicom New World. Details please see Note 4.2(b)(ii).

(xii) Pursuant to the New CDMA Lease, the constructed capacity related costs in connection with the CDMA network capacity used by the Group, including the rental fees for the exchange centres and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, are charged to the Group as part of the New CDMA Lease arrangement. The proportion of the constructed capacity related costs to be borne by the lessee shall be calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the Network.

(xiii) Charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group's international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

32. RELATED PARTY TRANSACTIONS (continued)

32.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its Subsidiaries (continued)

(xiv) Satellite transmission capacity leasing fees represent the amounts paid or payable to Unicom NewSpace for the use of satellite transmission capacity. The charges are based on the MII regulations then in effect less the applicable discount up to 10% as agreed with Unicom NewSpace.

In the second half of 2004, Unicom NewSpace sold all its satellite transmission assets to Unicom Group. The rights and liabilities of satellite transmission capacity lease agreement were taken over by Unicom Group.

(xv) In 2004, according to the purchase of CDMA handset agreement entered into between Unicom NewSpace and certain subsidiaries of the Group, the Group agreed to purchase CDMA handsets from Unicom NewSpace.

(xvi) The Group signed a service agreement with Unicom Group to purchase telephone cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

(xvii) Unicom International provided sales agency services such as selling of telecommunications cards, leased lines and transfer calls to the Group.

Prior to September 2004, the Group's transactions with Unicom International (previously a subsidiary of Unicom Group) were treated as related party transactions, and had been included in the related party transactions described above for the period before its acquisition by the Group in 2004. Subsequent to its acquisition, such transactions became inter-group transactions and have been eliminated in the Group's consolidated financial statements starting from September 2004.

(xviii) Pursuant to the New Comprehensive Service Agreement, New Guoxin provides subscriber development services to the Group through telephone or other channels by utilising its own network, equipment and operators. The agency fee chargeable to the Group does not exceed the average of agency fees chargeable by any independent third party agent in the same region.

(All amounts in RMB thousands unless otherwise stated)

32. RELATED PARTY TRANSACTIONS (continued)

32.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its Subsidiaries (continued)

(xix) The Group signed a service agreement with Unicom I/E Co., in which Unicom I/E Co. agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.7% of the value of imported equipment and 0.5% of the value of domestic equipment for such services.

On 22 November 2004, the Group entered into an amendment agreement with Unicom I/E Co., with respect to the above service arrangement. Accordingly, with effect from 1 July 2004, the charge rates for the equipment procurement service have been changed to 0.55% (for contract up to an amount of US$30 million (inclusive)) and 0.35% (for contract with an amount of more than US$30 million) of the value of imported equipment, and 0.25% (for contract up to an amount of RMB200 million (inclusive)) and 0.15% (for contract with an amount of more than RMB200 million) of the value of domestic equipment.

(xx) Unicom Group is the registered proprietor of the "Unicom" trademark in English and the trademark bearing the "Unicom" logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark license agreement entered into between Unicom Group and CUCL, CUCL and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at CUCL's option.

As part of the acquisition arrangements of Unicom New Century and Unicom New World, Unicom New Century and Unicom New World entered into PRC trademark license agreement with Unicom Group respectively. Unicom New Century and Unicom New World (which has been merged into and succeeded by CUCL) are granted the right to use these trademarks on a royalty free basis for an initial period of 10 years, renewable for another 10 years at CUCL's is options.

(b) Amounts due from and to Related Parties/Unicom Group

Amounts due from and to related parties or Unicom Group are unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business in respect of transactions with Unicom Group or the subsidiaries of Unicom Group as described in (a) above.

32. RELATED PARTY TRANSACTIONS (continued)

32.1 Unicom Group and its subsidiaries (continued)

(c) Amount due to/(from) Unicom Group

	The Group	
	2005	2004
Due (from)/to Unicom Group, beginning of year	(61,401)	432,047
Interconnection and roaming revenues	(207,526)	(220,174)
Interconnection and roaming charges	57,902	63,891
Revenue for leasing of transmission line capacity, premises and facilities	(25,841)	(38,853)
Rental charges for premises, equipment and facilities	21,059	25,528
Charges for the international gateway services	19,797	17,062
Leasing of satellite transmission capacity	11,794	7,076
Proceeds received/receivable from sale of New Guoxin	—	450,000
Net receipt /(settlement) during the year	222,310	(797,978)
Due to/(from) Unicom Group, end of year	38,094	(61,401)

(d) Bank Loans guaranteed by Unicom Group

As of 31 December 2005, there were no long-term bank loans (2004: RMB6,779 million) and short-term bank loans (2004: RMB3,397 million) guaranteed by Unicom Group.

32.2 Domestic Carriers

(a) Transactions with Domestic Carriers

The following is a summary of significant transactions with Domestic Carriers in the ordinary course of business:

	Note	2005	2004
Interconnection revenue	(i)	3,964,977	2,889,497
Interconnection charges	(i)	7,886,395	7,003,262
Leased line revenue	(ii)	62,865	247,676
Leased line charges	(ii)	548,481	628,173

(All amounts in RMB thousands unless otherwise stated)

32. RELATED PARTY TRANSACTIONS (continued)

32.2 Domestic Carriers (continued)

(a) Transactions with Domestic Carriers (continued)

Notes:

(i) The interconnection revenue and charges mainly represent the amounts due from or to Domestic Carriers for telephone calls made between the Group's networks and the public switched telephone network of Domestic Carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and Domestic Carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MII.

(ii) Leased line charges are paid or payable to Domestic Carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to Domestic Carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group or Domestic Carriers.

(b) Amounts due from and to Domestic Carriers

	The Group	
	2005	2004
Amounts due from Domestic Carriers		
– Receivables for interconnection revenue and leased line revenue	139,099	270,068
– Less: Provision for doubtful debts	(614)	(149
	138,485	269,919
Amounts due to Domestic Carriers		
– Payables for interconnection charges and leased lines charges	822,006	948,574

All amounts due from and to Domestic Carriers were unsecured, non-interest bearing and repayable within one year.

32. RELATED PARTY TRANSACTIONS (continued)

32.3 Other major state-owned enterprises

(a) Transactions with other major state-owned enterprises

The following is a summary of significant transactions with other major state-owned enterprises in the ordinary course of business:

	The Group	
	2005	2004
Purchase of CDMA handsets	1,795,009	1,818,500
Construction and installation fee	290,170	707,829
Purchase of equipment	3,588,153	5,757,356
Line leasing revenue	153,837	179,450
Finance income/costs, include:		
Interest income	96,196	102,907
Interest expense of loans	1,587,260	1,994,986
Short-term bank loans received	11,946,716	10,151,971
Long-term bank loans received	5,772,746	6,893,990
Short-term bank loans repayments paid	14,363,131	12,271,753
Long-term bank loans repayments paid	25,869,531	17,245,367

(All amounts in RMB thousands unless otherwise stated)

32. RELATED PARTY TRANSACTIONS (continued)

32.3 Other major state-owned enterprises (continued)

(b) Amounts due from and to other major state-owned enterprises

The balances with other major state-owned enterprises included in various line items of the consolidated balance sheet are listed as follows:

	The Group	
	2005	2004
Current assets		
Prepayment and other current assets	160,681	764,793
Short-term bank deposits	282,457	371,994
Bank balances and cash	5,191,067	4,417,047
Non-current liabilities		
Long-term bank loans	7,946,418	22,102,088
Current liabilities		
Payables and accrued liabilities	341,446	327,374
Short-term bank loans	6,431,208	8,847,623
Current portion of long-term bank loans	5,145,190	11,086,305

33. CONTINGENCIES AND COMMITMENTS

33.1 Capital Commitments

As at 31 December 2005 and 2004, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	The Group			
	2005			2004
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	830,099	3,049,567	3,879,666	5,047,140
Authorised but not contracted for	129,591	199,667	329,258	1,490,325
Total	959,690	3,249,234	4,208,924	6,537,465

As at 31 December 2005, approximately RMB218 million (2004: RMB126 million) of capital commitment outstanding was denominated in US dollars, equivalent to US$27 million (2004: US$15 million).

33.2 Operating Lease Commitments

As at 31 December 2005 and 2004, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	The Group				
	2005				2004
	Land and buildings	Equipment	CDMA network capacities (Note (a))	Total	Total
Leases expiring:					
– not later than one year	659,427	81,801	7,132,179	7,873,407	6,681,058
– later than one year and not later than five years	1,891,344	99,335	—	1,990,679	1,914,197
– later than five years	1,152,581	15,525	—	1,168,106	1,067,703
Total	3,703,352	196,661	7,132,179	11,032,192	9,662,958

Note (a): In relation to the above CDMA network capacities commitment, it is estimated based on 90% of the total amount of lease fee paid by the Group to Unicom New Horizon in 2005 pursuant to the New CDMA Lease (see Note 4.2(b) for details). The New CDMA Lease has been approved by the minority shareholders of the Company in 2005.

(All amounts in RMB thousands unless otherwise stated)

33. CONTINGENCIES AND COMMITMENTS (continued)

33.2 Operating Lease Commitments (continued)

As at 31 December 2005 and 2004, the Company had total future aggregate minimum operating lease payments under operating leases as follows:

	The Company	
	2005	2004
	Office premises	
Leases expiring:		
– not later than one year	2,853	5,002
– later than one year and not later than five years	—	4,028
Total	2,853	9,030

33.3 Commitment to purchase CDMA Handsets

As at 31 December 2005, the Group committed to purchase CDMA handsets amounting to approximately RMB1,232 million (2004: RMB1,968 million).

34. EVENTS AFTER BALANCE SHEET

34.1 Approval of new share option scheme

Pursuant to a resolution passed by the board of directors, independent non-executive directors and non-executive directors of the Company dated 15 February 2006. A total of 167,466,000 share options were granted to eligible individuals (including directors and middle to senior management of the Group), under the amended share option scheme on the following terms:

(i) an aggregate of 2,840,000 options were granted to the executive directors of the Company;

(ii) the exercise price per share option is HK$6.35;

(iii) The entitlement of the above eligible individuals to the exercise of share options granted is subject to the Group's performance or their own performance in 2006.

34. EVENTS AFTER BALANCE SHEET (continued)

34.1 Approval of new share option scheme (continued)

(iv) the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
15 February 2008	15 February 2008 to 14 February 2012	50%
15 February 2009	15 February 2009 to 14 February 2012	50%

34.2 Proposed final dividend

After the balance sheet date the directors proposed a final dividend. For detail, see Note 30.

35. COMPARATIVE FIGURES

Certain comparative figures have been reclassified or restated in accordance with disclosure requirements under new HKFRS adopted in current year.

36. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 23 March 2006.

(All amounts in RMB thousands unless otherwise stated)

The consolidated financial statements of the Group prepared under HKFRS differ in certain material respects from those prepared under generally accepted accounting principles in the United States of America ("US GAAP"). Significant differences between HKFRS and US GAAP relating to the Group are summarised below:

(A) Effect of the acquisitions of entities under common control

Under HKFRS, the Group has adopted the purchase method of accounting to account for the acquisitions of Unicom New Century, Unicom New World and Unicom International (the "Acquisitions"). Under the purchase method, the operating results of these acquired subsidiaries have been included in the consolidated statements of income of the Group after the Acquisitions were effective. The differences between the costs of Acquisitions and the fair values of the separately identifiable net assets acquired have been recorded as goodwill/negative goodwill. Under HKFRS 3 "Business Combinations", goodwill is no longer amortised but is instead subject to impairment test on an annual basis or when there are indications of impairment. This policy is applied prospectively from 1 January 2005. Upon the adoption of HKFRS 3, negative goodwill has been derecognised at 1 January 2005, with a corresponding adjustment to the opening balance of retained earnings of the Group.

As the Group, Unicom New Century, Unicom New World and Unicom International were under the common control of Unicom Group prior to the Acquisitions, these Acquisitions are considered as a transfer of businesses under common control and the acquired assets and liabilities are accounted for at historical cost under US GAAP. Furthermore, the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if Unicom New Century, Unicom New World and Unicom International were always part of the Group. The cash considerations paid by the Company are treated as capital distribution in the respective years of the Acquisitions. Goodwill/negative goodwill arising from the Acquisitions and the related amortisation of goodwill/negative goodwill in prior periods has been reversed under US GAAP. Transaction costs, which are capitalised as part of the cost of investment under HKFRS, have been expensed in full under US GAAP. Upfront non-refundable revenue and direct incremental costs occurring prior to the Acquisitions were not recognised as assets and liabilities under the purchase method of accounting in the financial statements prepared under HKFRS, whereas as a transfer of business under common control under US GAAP, such assets and liabilities have been recognised as if the subsidiaries had always been part of the Group.

(B) Consolidation of variable interest entities

Under HKFRS, consolidation of business enterprises is based on voting control. In addition, special purpose entities ("SPE") are consolidated where the substance of the relationship indicates that an entity controls the SPE. Indicators of control mainly arise where: (i) the SPE conducts its activities on behalf of the entity; (ii) the entity has the decision-making power to obtain the majority of the benefits of the SPE; (iii) the entity has other rights to obtain the majority of the benefits of the SPE; or (iv) the entity has the majority of the residual or ownership risks of the SPE or its assets.

Under US GAAP, pursuant to Financial Accounting Standard Board ("FASB") Interpretation No. 46 (revised in December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), consolidation by business enterprises is based on an economic risks and rewards model rather than a traditional voting interest model. Entities subject to consolidation under the economic risks and rewards model is called a Variable Interest Entity ("VIE"). In accordance with the provision of FIN 46R, the Group has identified one VIE, Unicom New Horizon, in which it holds a variable interest in the form of lease renewal options. Unicom New Horizon is a 100% owned subsidiary of the Group's controlling shareholder, from which the Group leases its CDMA assets under operating leases subject to indefinite renewal options. Lease fees are calculated based on a percentage of CUCL's service revenues. The Group has concluded that its controlling shareholder is the primary beneficiary of Unicom New Horizon, since it absorbs all of Unicom New Horizon's expected losses (through its ownership of 100% of Unicom New Horizon's equity and an unconditional guarantee of 100% of Unicom New Horizon debt) and is indirectly associated with the operations of the leased CDMA assets through its majority ownership of the Group. As such, the adoption of FIN 46R did not result in any differences from the Group's HKFRS consolidated financial statements.

(C) Employee housing schemes

Prior to the establishment of CUCL, Unicom Group provided housing benefits to qualified employees of the Group to enable them to purchase living quarters at a discount. Under HKFRS, housing benefits incurred and borne by Unicom Group for these employees were not recognised by the Group. Under US GAAP, the amount of such housing benefits is being recognised as part of the Group's operating expenses over the estimated average service life of the participating employees. The corresponding credits are being accounted for as capital contributions.

(All amounts in RMB thousands unless otherwise stated)

(D) Deferred taxation

The adjustment related to deferred taxation represents the deferred tax effects of other US GAAP adjustments.

(E) Revaluation of property, plant and equipment

Under HKFRS, revaluation surplus in relation to buildings is recorded by the Group as part of the property, plant and equipment. Thereafter, depreciation is provided based on the revalued amounts.

Under US GAAP, all property, plant and equipment are stated at historical cost less accumulated depreciation.

(F) Share option scheme

Under HKFRS, the fair value of the employee services received in exchange for share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. Upon the adoption of HKFRS 2 effective on 1 January 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7 November 2002 and not yet vested on 1 January 2005 was expensed retrospectively in the income statements of the respective periods. Refer to note (2.2(b)) and note (28) for details of share option schemes adopted by the Company.

(F) Share option scheme (continued)

Under US GAAP, the Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for its fixed award stock options issued to employees. Under APB 25, compensation expense is recorded in the amount of the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options, which is amortised over the vesting period of the option. Since the market price of the underlying stock on the date of grant did not exceed the exercise price of the options granted, no compensation cost for options has been recognised in the reconciliation of profit for the year to US GAAP. In accordance with Statement of Finanical Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") as further amended by Statement of Financial Accounting Standards, No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure"("SFAS 148"), the required pro forma information to be disclosed is set forth below:

	2005	2004
Profit for the year under US GAAP:		
As reported	5,012,812	4,712,687
Less: Total stock-based employee compensation expense determined under fair value based method	(108,950)	(146,541)
Pro forma	4,903,862	4,566,146
Basic earnings per share:		
As reported (RMB)	0.399	0.375
Pro forma (RMB)	0.390	0.364
Diluted earnings per share:		
As reported (RMB)	0.397	0.374
Pro forma (RMB)	0.389	0.362
Basic earnings per ADS:		
As reported (RMB)	3.988	3.752
Pro forma (RMB)	3.901	3.635
Diluted earnings per ADS:		
As reported (RMB)	3.972	3.738
Pro forma (RMB)	3.890	3.622

(All amounts in RMB thousands unless otherwise stated)

(G) Capacity transaction

Under HKFRS, sales of indefeasible right-of-use ("IRU") are recognised at the time of delivery and acceptance where the following conditions are met: (i) the purchaser's right of use is exclusive and irrevocable; (ii) the asset is specific and separable; (iii) the term of the contract is for the major part of the asset's useful economic life; (iv) the attributable cost of carrying value can be measured reliably; and (v) no significant risks are retained by the Group.

Under US GAAP, sales of IRUs are evaluated under the guidance in FASB Interpretations No. 43 Real Estates Sales as the lease asset is considered as a real estate. The title of the leased assets must be transferred to the lessee in order to be classified and accounted for as a sales-type lease such that the sale can be recognised. Accordingly, such sales of IRUs are not recognised under US GAAP as the title to the asset is not transferred.

(H) New Accounting Pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123 and supersedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Under SFAS 123(R), the pro forma disclosures of the statement of income effects of share-based payments are no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC's interpretation of SFAS 123(R) and the valuation of share-based payment for public companies. SFAS 123(R) is effective for all stock-based awards granted on or after 15 June 2005. In addition, companies must also recognise compensation expense related to any awards that are not fully vested as of 15 June 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS 123 and will be amortised over the remaining vesting period.

The Group will adopt SFAS123(R) and related FASB Staff Position on 1 January 2006. The Group is currently assessing the impact of adopting SFAS123(R) to its consolidated operating results and financial position.

Differences between HKFRS and US GAAP which affect profit for the year of the Group are summarised below:

	Note	2005	2004
Profit for the year under HKFRS (Restated)	(1)	4,931,052	4,493,451
Impact of US GAAP adjustments:	(2)		
– Reversal of goodwill amortisation of Unicom New Century	(A)	—	114,237
– Recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A)	(28,761)	(28,761)
Reversal of goodwill amortisation of Unicom New World	(A)	—	57,247
– Recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New World	(A)	(20,740)	(20,740)
– Effect of acquisition of Unicom International	(A)	—	6,106
– Transaction costs for the acquisition of Unicom International	(A)	—	(325)
– Recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom International	(A)	1,448	61
– Upfront non-refundable revenue and direct incremental costs not recognised under purchase method of accounting under HKFRS	(A)	21,001	19,807
– Employee housing benefits	(C)	(14,942)	(14,942)
– Reversal of depreciation for revalued property, plant and equipment	(E)	4,127	4,127
– Reversal of employee compensation costs for share option scheme under HKFRS	(F)	108,417	88,957
– Profit on sale of indefeasible right-of-use	(G)	(3,747)	—
– Deferred tax effects of US GAAP adjustments	(D)	14,957	(6,538)
Profit for the year under US GAAP	(2)	5,012,812	4,712,687

(All amounts in RMB thousands unless otherwise stated)

Differences between HKFRS and US GAAP which affect shareholders' equity of the Group are summarised below:

		The Group	
	Note	2005	2004
Shareholders' equity under HKFRS (Restated)	(1)	76,284,345	72,449,666
Impact of US GAAP adjustments:	(2)		
– Effect of acquisition of Unicom New Century	(A)	(2,052,554)	(2,052,554)
– Transaction costs for the acquisition of Unicom New Century	(A)	(109,221)	(109,221)
– Reversal of goodwill amortisation and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A)	145,509	174,270
– Effect of acquisition of Unicom New World	(A)	(946,370)	(946,370)
– Transaction costs for the acquisition of Unicom New World	(A)	(49,378)	(49,378)
– Reversal of goodwill amortisation and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New World	(A)	15,767	36,507
– Effect of acquisition of Unicom International	(A)	392	392
– Transaction costs for the acquisition of Unicom International	(A)	(325)	(325)
– Reversal of goodwill amortisation and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom International	(A)	(5,977)	(7,425)
– Upfront non-refundable revenue and direct incremental costs not recognised under purchase method of accounting under HKFRS	(A)	69,775	48,774
– Reversal of revaluation surplus of property, plant and equipment:			
– Cost	(E)	(82,531)	(82,531)
– Accumulated depreciation	(E)	23,605	19,478
– Profit difference on sale of indefeasible right-of-use	(G)	(3,747)	—
– Deferred tax effects of US GAAP adjustments	(D)	(24,004)	(38,961)
Shareholders' equity under US GAAP	(2)	73,265,286	69,442,322

Notes:

(1) The adoption of new/revised HKFRS in 2005 represents a change in certain accounting policies which have been applied retrospectively so that the comparatives presented have been restated to conform to the changed policies. Detailed information is set forth in Note 2.2 of these financial statements.

(2) In accordance with the US GAAP accounting as described in Note (A) above, the financial statements under US GAAP for prior periods presented have been retroactively restated to include Unicom New Century, Unicom New World and Unicom International since the beginning of the earliest period presented.

Financial Summary

For the five-years ended 31 December 2005 (Expressed in millions of RMB, except per share data and per ADS information)

Selected financial summary, including selected consolidated income statement data and consolidated balance sheet data for relevant years presented below, were prepared in accordance with HKFRS.

RESULTS

Selected Income Statement Data

	2005	2004 As restated	2003 As restated	2002 As restated	2001 As restated
Revenue (Turnover)					
GSM Business	52,135	47,509	41,153	27,890	20,640
CDMA Business	27,577	24,377	16,666	3,221	—
Data, Internet and Long Distance Business	4,575	5,511	5,710	5,559	3,309
Paging Business	—	—	1,403	2,161	4,342
Total service revenue	84,287	77,397	64,932	38,831	28,291
Sales of telecommunications products	2,762	1,690	2,221	1,412	556
Total revenue	87,049	79,087	67,153	40,243	28,847
Leased lines and network capacities	(8,748)	(7,398)	(4,320)	(1,583)	(853)
Interconnection charges	(8,372)	(7,517)	(5,921)	(3,230)	(2,073)
Depreciation and amortisation	(20,368)	(19,011)	(16,385)	(11,256)	(8,262)
Employee benefit expenses	(5,616)	(4,615)	(4,597)	(3,335)	(2,487)
Selling and marketing	(20,558)	(19,523)	(15,264)	(5,986)	(3,312)
General, administrative and other expenses	(11,742)	(10,500)	(9,112)	(5,632)	(5,499)
Cost of telecommunications products sold	(3,575)	(2,564)	(2,939)	(1,890)	(1,067)
Loss on sale of discontinued operating (New Guoxin)	—	—	(663)	—	—
Net financial (charges) income	(1,003)	(1,593)	(1,763)	(1,004)	180
Other income (expenses), net	35	104	8	(16)	19
Profit before income tax	7,102	6,470	6,197	6,311	5,493
Income tax expenses	(2,171)	(1,977)	(1,929)	(1,662)	(833)
Profit for the year	4,931	4,493	4,268	4,649	4,660

For the five-years ended 31 December 2005 (Expressed in millions of RMB, except per share data and per ADS information)

RESULTS (continued)

Selected Income Statement Data (continued)

	2005	2004 As restated	2003 As restated	2002 As restated	2001 As restated
Attributable to:					
Shareholders of the Company	4,931	4,493	4,268	4,649	4,660
Minority interests	—	—	9	15	35
	4,931	4,493	4,277	4,664	4,695
Basic earnings per share (RMB)	0.392	0.358	0.341	0.372	0.374
Diluted earnings per share (RMB)	0.391	0.357	0.341	0.372	0.374
Basic earnings per ADS (RMB)	3.923	3.577	3.407	3.715	3.740
Diluted earnings per ADS (RMB)	3.911	3.568	3.406	3.715	3.740

SELECTED BALANCE SHEET DATA

	2005	2004 As restated	2003 As restated	2002 As restated	2001 As restated
Property, plant and equipment, net	116,056	118,492	117,863	107,216	75,493
Current assets	15,276	17,246	22,243	31,902	50,331
Accounts receivable, net	4,548	5,230	5,472	4,327	2,498
Bank balances and cash	5,472	4,655	9,220	14,433	18,413
Total assets	142,630	149,038	153,877	152,954	130,540
Current liabilities	50,862	46,124	43,907	44,609	28,917
Accounts payable and accrued liabilities	18,527	16,786	17,098	19,812	15,329
Short-term loans	12,170	20,014	18,173	15,330	7,933
Long-term loans	11,982	26,137	36,213	37,686	36,337
Total liabilities	66,343	76,596	80,223	82,409	65,394
Shareholders' equity	76,287	72,442	69,051	66,007	61,342

Glossary

This glossary contains certain definitions and other terms as they are used in the Annual Report. These definitions may , or may not, correspond to standard industry definitions.

"ASP" Application Service Provider, which refers to a company which provides various Internet application services

"ATM" Asynchronous Transfer Mode, a broadband packet switching and multiplexing technology, which can be used in core networks, and used as an access technology as well

"CDMA" Code Division Multiple Access, which uses different pseudo-random code sequence to mix and separate speech and data signals in wireless communication, is a wireless digital multiple address access technology that suits higher information amount

"CDMA 1X" A mobile communication technology that can provide medium-speed packet data service

"CDMA 2000" One of main standards for 3G cellular technology, including 1X and 3X standards. It is IS-95-based multi-carrier CDMA technology, a mobile communication system that supports circuit switching and packet switching

"FR" Frame Relay, which is a fast open protocol, can provide network access and conduct data transmission over the network. This protocol is applicable to customers with a large amount of data traffic

"GPRS" General Packet Radio Service, which is a GSM-based packet data service

GSM" TDMA-based 2G Global System for Mobile Communications, which operates at bands of 900MHz and 1800MHz

ICP" Internet Content Provider, which refers to a company that provides the content to be browsed over the Internet

"IP"	Internet Protocol, open protocol for Internet and LAN/WAN use
"IP Phone"	Voice service with certain QoS transported over IP network
"ISP"	Internet Service Provider, refers to operator who provides Internet access
"LAN"	Local Area Network. Refers to a network composed by linking PCs and electronic office equipment. Subscribers can communicate with each other and share resources and get access to remote computers or other networks
"Mbps"	1 million bits per second
"MHz"	Million Hertz, a frequency unit, equal to 1 million cycles per second
"PSTN"	Public Switched Telephone Network
"QoS"	Quality of Service
"TD-SCDMA"	Time Division-Synchronous Code Division Multiple Access. This standard especially applies to wireless Internet access
"VPN"	A service provided by public network operator by utilizing public network resources and its specific functions, namely, providing customers with a network with private network characteristics and function
"WAN"	Wide Area Network, referring to a computer network that covers a wide geographical area (e.g., a whole city)
"WAP"	Wireless Application Protocol
"W-CDMA"	Wideband CDMA, one of main standards for 3G Local network: refers to a telephone network with same long-distance area code
"2G"	Digital mobile communication system that mainly adopts TDMA GSM and narrow band CDMA systems and is widely commercialized

"3G"	Mobile communication system that is further evolved on the basis of 2G and mainly adopts W-CDMA and can simultaneously provide voice and data services
"Circuit Switching"	A technique to provide any one communication subscribers a private physical channel (or circuit) which is composed by completing channel connection in space (wiring connection) or time (timeslot switch) by nodes of the channel
"Drop Rate"	One of standards reflecting telephone communication quality
"Packet Switching"	Divides customer-transferred data into packets of a certain length, with each packet prefixed with a mark. Address mark indicates which place this packet is sent to. Then the packets are retransmitted to their destination by the packet switch according to the address mark of each packet, and returned to original data packets
"Interconnection"	Refers to setting up effective communication connection between telecom networks to enable a telecom service operator's customers to communication with another telecom service operator's customers or to use another telecom service operator's various telecom services
"Base Station"	Transmitting/receiving point of a cellular communication system
"Base Station Controller"	Centralized control system of transmitting/receiving point of a cellular communication system
"Connection Rate"	one of standards reflecting the operating quality of a communication network, usually the percentage of successful calls in the total calls

"Router"	Special device for network interconnection use. It operates at the network layer of the open systems' interconnection reference model. Its basic function is to seek a route for the IP message through it, then transfer it to the host at the designated destination. And the router must complete conversion of various types of protocols in connecting two different types of networks
"Roaming"	A service provided by telecom operators, which enables subscribers to continue to use this service when leaving their home service area and entering other service areas
"Spectrum"	Usable frequency range
"Gateway"	A device connecting two network sections that use different protocols, which mainly used to translate and convert data that use different transmission protocols in two network sections
"Network Capacity"	Total communication capacity of network
"Intelligent Network"	A system that provides services with computers and database at the core, This network system can be used to provide customers with all kinds of fast, convenient, economic and flexible new services

Forward-looking Statements

www.chinaunicom.com.hk

China Unicom Limited
[illegible] Floor, The Centre, 99 Queen's Road Central, Hong Kong
[illegible] (852) 2126 2018 Fax (852) 2126 2016

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.


China
unicom中国联通

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

Executive Directors:
Chang Xiaobing *(Chairman)*
Shang Bing
Tong Jilu
Li Jianguo
Yang Xiaowei
Li Zhengmao
Li Gang
Zhang Junan

Non-Executive Director:
Lu Jianguo

Independent Non-Executive Directors:
Wu Jinglian
Shan Weijian
Cheung Wing Lam, Linus
Wong Wai Ming

Registered Office:
75th Floor
The Center
99 Queen's Road Central
Central
Hong Kong

To the shareholders

Explanatory Statement on Repurchase Mandate

Dear Sir or Madam,

This is the Explanatory Statement required to be sent to shareholders (the "**Shareholders**") of China Unicom Limited (the "**Company**") under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") in connection with the proposed ordinary resolution set out in item 5 of the Notice of Annual General Meeting (the "**AGM Notice**") dated 12 April 2006 for the approval of the renewal of the general mandate for repurchase of shares. This document also constitutes a Memorandum required under section 49BA of the Hong Kong Companies Ordinance (Cap 32). Reference in this document to "**Shares**" means share(s) of all classes in the share capital of the Company.

EXERCISE OF THE REPURCHASE MANDATE

The directors of the Company (the "**Directors**") believe that the flexibility afforded by the mandate granted to them if the ordinary resolution set out in item 5 of the AGM Notice (the "**Repurchase Mandate**") is passed would be beneficial to the Company.

It is proposed that up to 10% of the issued and outstanding Shares on the date of the passing of the ordinary resolution to approve the Repurchase Mandate may be repurchased. As at 31 March 2006 (the "**Latest Practicable Date**"), 12,577,285,270 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorized to repurchase up to 1,257,728,527 Shares during the period up to the date of the next annual general meeting in 2007, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.

REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilized for such purpose in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Hong Kong Companies Ordinance (Cap. 32), a company's profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2005) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company's working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates (as defined in the Listing Rules), have any present intention to sell Shares to the Company if the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company, or (ii) have undertaken not to sell Shares to the Company, if the Repurchase Mandate is approved by the Shareholders.

DIRECTORS' UNDERTAKING

The Directors have undertaken to The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") that they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchases of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this document.

TAKEOVERS CODE CONSEQUENCES

If as a result of a repurchase of Shares by the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "**Takeovers Code**"). As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, China Unicom (BVI) Limited ("**Unicom BVI**"), was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 77.32% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Unicom BVI will be interested in approximately 85.91% of the reduced issued and outstanding share capital of the Company based on Unicom BVI's interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at the Latest Practicable Date. Furthermore, if the Repurchase Mandate is exercised in full, the percentage of the reduced issued and outstanding share capital of the Company in public hands will not fall below the minimum prescribed level of 10%, such level being the minimum prescribed level applied to the Company pursuant to a waiver granted by the Stock Exchange. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a repurchase of the Shares.

MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve full months preceding the Latest Practicable Date are as follows:

	Trade market price	
	Highest	**Lowest**
	HK$	*HK$*
2005		
April	6.45	5.90
May	6.45	5.95
June	6.70	6.00
July	7.00	6.20
August	6.95	6.20
September	6.55	6.00
October	6.60	5.85
November	6.65	6.00
December	6.70	6.25
2006		
January	7.10	6.30
February	6.95	6.20
March	6.75	6.20

EXTENSION OF SHARE ISSUE MANDATE

A resolution as set out in item 7 of the AGM Notice will also be proposed at the Annual General Meeting authorizing the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.

By Order of the Board
China Unicom Limited
Chang Xiaobing
Chairman

12 April 2006, Hong Kong

市價

於本公司股份在最後實際可行日期前的十二個月內本公司股份在聯交所買賣之最高及最低成交價如下：

	成交市價	
	最高價	最低價
	(港幣)	*(港幣)*
二零零五年		
四月	6.45	5.90
五月	6.45	5.95
六月	6.70	6.00
七月	7.00	6.20
八月	6.95	6.20
九月	6.55	6.00
十月	6.60	5.85
十一月	6.65	6.00
十二月	6.70	6.25
二零零六年		
一月	7.10	6.30
二月	6.95	6.20
三月	6.75	6.20

擴大發行股份之授權

股東週年大會通告第7項所載關於授權董事按依據購回授權已購回之股份數目而增加根據一般發行及配發新股授權可予發行新股份之最高數目之決議案亦將於股東週年大會上提呈。

此致

列位股東　台照

承董事會命
中國聯通股份有限公司
常小兵
董事長

二零零六年四月十二日

權益之披露

倘本公司股東批准購回授權，董事或（就彼等作出一切合理查詢後所知）彼等之任何聯繫人士（定義見上市規則）現時概無意向本公司或其附屬公司出售任何股份。

各關連人士（定義見上市規則）無知會本公司，表示如購回授權獲股東批准，彼等(i)現擬向本公司出售任何股份，或(ii)作出不出售本公司任何股份之承諾。

董事之承諾

董事已向香港聯合交易所有限公司（「聯交所」）作出承諾，彼等將根據上市規則及適用之香港法例行使購回授權。

本公司進行之股份購回

本公司於本文件之日期前的六個月並無購回任何股份（無論是否在聯交所進行）。

收購守則之影響

倘若本公司購回股份以致某股東在本公司之投票權之權益比例增加，則就香港公司收購及合並守則（「收購守則」）而言，上述增加將被視作為一項收購事項。為此，視乎該股東或一致行動之多位股東的權益增加之幅度而定，該股東或一致行動之多位股東可能取得或鞏固其於本公司之控制權，因而須按照收購守則第二十六條規則作出強制收購。

按本公司根據證券及期貨條例第XV部規定編存之登記冊的記錄，於最後實際可行日期，本公司的直接控股股東中國聯通(BVI)有限公司（「聯通BVI」）持有9,725,000,020股股份的權益，將佔於該日期本公司已發行股本的77.32%。如全面行使購回授權，根據於最後實際可行日期聯通BVI佔本公司已發行股本的權益及已發行股份的總數，聯通BVI將約佔有本公司經減少後的已發行股本的85.91%。再者，如全面行使購回授權，公眾在本公司經減少後的已發行股本的持股比例將不會少於所規定的最少10%水平，該水平是根據聯交所授予本公司的豁免下適用於本公司的公眾最低持股水平。除上述披露外，董事不知悉此購回根據收購守則而可能產生的其它影響。

司」)各股東(「股東」)。本文件亦構成公司條例第49BA條所規定之備忘錄。本文件所述之「股份」指本公司股本中所有類別之股份。

行使購回授權

本公司之董事(「董事」)相信倘股東週年大會通告第5項所載之普通決議案獲通過後,則彼等獲賦予之授權(「購回授權」)所帶來之靈活性將對本公司有利。

現建議可購回不超過於該批准購回授權之普通決議案獲通過之日已發行股份之10%。於二零零六年三月三十一日(「最後實際可行日期」),本公司已發行12,577,285,270股股份。按該等數字為基準,董事將獲授權於二零零七年舉行之下屆股東週年大會或按法例規定下屆股東週年大會須於舉行之期限屆滿之日或股東於股東大會上以普通決議案撤銷或修訂購回授權(以三者中之最早日期止之期間),購回最多達1,257,728,527股股份。

購回證券之理由

本公司僅會在董事會認為購回股份將有利於本公司及其股東之情況下進行購回。視乎當時之市場情況及資金安排而定,該等購回事宜可提高本公司及其資產之淨值及／或每股盈利。

用以購回證券之款項

根據購回授權而購回證券之資金須全部來自本公司可動用之流動現金或營運資金。任何用作購回證券之款項須為根據公司組織章程大綱及細則以及香港法例所容許作此用途之合法款項,包括原本可供分派之溢利。根據香港公司條例(第32章),可供分派之公司溢利指之前仍未作分派或資金股本化之累積已變現溢利,減去之前並未正式因削減或重整資本而撤銷之累積已變現虧損。

全面行使購回授權對本公司營運資金水平或資產負債狀況可能會有重大不利影響(指比較最新刊載之本公司截至二零零五年十二月三十一日止年度的經審核賬目所披露之狀況而言)。然而,倘行使購回授權會對董事認為本公司不時宜具備之營運資金水平或資產負債狀況產生重大不利影響,則董事不擬行使購回授權。

重要文件

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本文件有任何疑問，應諮詢　閣下之股票經紀或其它註冊證券商、銀行經理、律師、專業會計師或其它專業顧問。


China
unicom中国联通

中國聯通股份有限公司(股份編號：762)

(根據公司條例在香港註冊成立之有限責任公司)

執行董事：
常小兵 *(董事長)*
尚冰
佟吉祿
李建國
楊小偉
李正茂
李剛
張鈞安

非執行董事：
呂建國

獨立非執行董事：
吳敬璉
單偉建
張永霖
黃偉明

註冊辦事處：
香港
中環
皇后大道中99號
中環中心75樓

購回授權説明函件

敬啟者：

本説明函件乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)之規定，就於二零零六年四月十二日發出之股東週年大會通告(「股東週年大會報告」)第5項所載將予提呈以批准延續購回股份之一般性授權之普通決議案而寄發予中國聯通股份有限公司(「本公


China
unicom中国联通

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON 12 MAY 2006

I/We[1] ____

of ____

being the registered holder(s) of ______________________ shares[2] of HK$0.10 each in the share capital of China Unicom Limited (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING**[3]

or ____

of ____

as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) (the "**Meeting**") of the Company to be held on 12 May 2006 at Lower Lobby, Conard Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at the Meeting to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below[4].

RESOLUTIONS		FOR[4]	AGAINST[4]
1.	To receive and consider the financial statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2005.		
2.	To declare a final dividend for the year ended 31 December 2005.		
3.	(a) To elect or re-elect:		
	(i) Mr. Chang Xiaobing as a Director;		
	(ii) Mr. Tong Jilu as a Director;		
	(iii) Ms. Li Jianguo as a Director;		
	(iv) Mr. Yang Xiaowei as a Director;		
	(v) Mr. Li Zhengmao as a Director;		
	(vi) Mr. Li Gang as a Director;		
	(vii) Mr. Zhang Junan as a Director;		
	(viii) Mr. Lu Jianguo as a Director;		
	(ix) Mr. Cheung Wing Lam, Linus, as a Director; and		
	(x) Mr. Wong Wai Ming as a Director.		
	(b) To authorise the Directors to fix remuneration of the Directors for the year ending 31 December 2006.		
4.	To re-appoint PricewaterhouseCoopers as auditors, and to authorise the Directors to fix their remuneration for the year ending 31 December 2006.		
5.	To grant a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.		
6.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the existing issued share capital.		
7.	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares repurchased.		

Dated this ____________ day of ____________ 2006 Signed[5] ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out the words "**THE CHAIRMAN OF THE MEETING**" and insert the name and address of the proxy desired in the space provided. A member may appoint one or not exceeding two proxies to attend and vote in his stead. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST".** Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.
6. In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).
7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the registered office of the Company at 75th Floor, The Center, 99 Queen's Road Central, Hong Kong not less than 48 hours before the time for holding the Meeting.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.



中國聯通股份有限公司(股份編號：762)

(根據公司條例在香港註冊成立之有限責任公司)

二零零六年五月十二日舉行之股東週年大會之代表委任表格

本人／吾等[1] ______________________________

地址為 ______________________________

為中國聯通股份有限公司(「本公司」)股本中每股面值0.10港元股份共 ______________ 股[2]之登記持有人，

茲委任大會主席[3]或 ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司於二零零六年五月十二日上午九時三十分在香港金鐘道88號太古廣場港麗酒店大堂低座金威廳舉行之股東週年大會(及其任何續會)(「大會」)，以考慮並酌情通過股東週年大會通告所載之決議案，並於大會上代表本人／吾等以本人／吾等之名義就以下所列決議案[4]投票表決。

決議案	贊成[4]	反對[4]
1. 省覽截至二零零五年十二月三十一日止年度之財務報表、董事會報告書及核數師報告書。		
2. 宣佈派發截至二零零五年十二月三十一日止年度之末期股息。		
3. (甲) 委任或重選 (i) 常小兵先生為董事；		
(ii) 佟吉祿先生為董事；		
(iii) 李建國女士為董事；		
(iv) 楊小偉先生為董事；		
(v) 李正茂先生為董事；		
(vi) 李剛先生為董事；		
(vii) 張均安先生為董事；		
(viii) 呂建國先生為董事；		
(ix) 張永霖先生為董事；及		
(x) 黃偉明先生為董事；		
(乙) 授權董事會釐定截至二零零六年十二月三十一日止之董事酬金。		
4. 重新委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐定其截至二零零六年十二月三十一日之酬金。		
5. 一般性授權董事會購回不超過本公司現有已發行股本面值總額10%之股份。		
6. 一般性授權董事會發行、配發及處理不超過現有已發行股本20%之額外股份。		
7. 按被購回股份之數目擴大授予董事會發行、配發及處理股份之一般性授權。		

日期：二零零六年 __________ 月 __________ 日　　　　簽名[5]：______________________

附註：

1. 請用**正楷**填上全名及地址。
2. 請填上與本代表委任表格有關並登記於　閣下名下之股份數目。如未填上股數，則本代表委任表格將被視為　閣下名下所有本公司股份之委任表格。
3. 倘擬委派大會主席以外之人士為代表，請刪去「**大會主席**」字樣，並在空欄內填上　閣下所擬委派代表之姓名及地址。股東可委派一位或不超過兩位代表代其出席大會，並於表決時代為投票。**本代表委任表格之每項更正，均須由簽署人簡簽示可。**
4. **注意：倘　閣下擬投票贊成任何決議案，請在註明「贊成」的方框內填上「√」號；倘　閣下擬投票反對任何決議案，請在註明「反對」之方框內填上「√」號；如無任何指示，則　閣下之代表有權自行酌情投票。**　閣下之代表也有權就大會上正式提呈而未載於股東週年大會通告之任何決議案自行酌情投票。
5. 本代表委任表格須由　閣下或獲　閣下以書面正式授權之人士簽署。如股東為一有限公司，則代表委任表格須加蓋公司印鑑，或經由公司主管人員、授權代表或正式獲授權之其他人士親筆簽署。
6. 倘屬聯名股東，則任何一位聯名股東均可於大會上就該等股份投票(不論親身或委派代表)，猶如彼等為該等股份唯一有權投票者。惟若超過一位聯名股東親身或委派代表出席大會，則就任何決議案投票時，本公司將接納在股東名冊內排名首位之聯名股東就該等股份之投票(不論親身或委派代表人)，而其他聯名股東再無投票權。
7. 本代表委任表格連同簽署人之授權書(如有)或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件之副本，須於大會或其任何續會(視情況而定)之指定舉行時間四十八小時前送抵本公司之註冊辦事處，地址為香港中環皇后大道中九十九號中環中心七十五樓，方為有效。
8. 受委任代表毋須為本公司股東，惟必須親自出席大會以代表　閣下。
9. 閣下於填妥並交回代表委任表格後仍可親自出席股東週年大會及於會上投票。在此情況下，委任代表之文件將被視為經已撤銷。


China
unicom中国联通

中國聯通股份有限公司
CHINA UNICOM LIMITED

(根據公司條例在香港註冊成立之有限責任公司)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(股票編號 Stock Code: 762)

2005 Annual Report and Explanatory Statement on Repurchase Mandate
2005年度報告及及購回授權說明函件

To: Those shareholders who have chosen to rely on corporate communication of the Company posted on its website in lieu of printed copy of the document and to receive by post a printed copy of the notification of the publication of the document on the Company's website:

致：選擇了依賴在本公司網址上刊載的公司通信文件以代替該文件的印刷本，並以郵遞方式收取有關文件已在本公司網址上發表的通告的股東：

Dear Sir or Madam,

敬啟者：

2005 Annual Report and Explanatory Statement on Repurchase Mandate (these "Documents") are now available (in English and Chinese) on China Unicom Limited (the "Company")'s website at www.chinaunicom.com.hk. You may access these Documents by clicking under "Investor Relations" on the home page of the Company's website.

閣下現可在中國聯通股份有限公司(「本公司」)網址 www.chinaunicom.com.hk閱覽2005年度報告及購回授權說明函件的英文及中文版(「該等文件」)。如要閱覽該等文件，可於本公司網址主頁的「投資者關係」內下載。

If you have any difficulty in receiving or gaining access to these Documents posted on the Company's website for any reason, we will promptly upon your notice send the printed form of these Documents to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Company in printed form by giving reasonable notice to the Company. You may give written instructions or download "Instruction Slip on Change of Future Corporate Communication" from the Company's website under "Investor Relations" and send to the Company's registrar, Hong Kong Registrars Limited, at the 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

倘 閣下因任何理由以致於本公司網址上收取或接收該等文件時出現困難，本公司將於接到 閣下通知後，立即向 閣下免費發送該等文件的印刷本。此外， 閣下亦可隨時通知本公司，以選擇收取本公司今後向股東發出的公司通信文件的印刷本。 閣下可以書面於本公司或網站的「投資者關係」一欄內下載「更改日後公司通信的指示回條」，並寄發予本公司股份登記處香港證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

If you have any queries about how to obtain copies of, or about how to access these documents on the Company's website, please call the Company's hotline at (852) 2126 2018.

倘 閣下對於如何索取或如何在本公司網址上閱覽該等文件有任何疑問，請致電本公司熱線(852) 2126 2018。

For and on behalf of
China Unicom Limited
中國聯通股份有限公司 謹啟

China unicom中国联通

中國聯通股份有限公司
CHINA UNICOM LIMITED

(根據公司條例在香港註冊成立之有限責任公司)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(股票編號 Stock Code: 762)

2005 Annual Report
2005年度報告

Dear Sir or Madam,

敬啟者：

2005 Annual Report of China Unicom Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's share registrar, Hong Kong Registrars Limited, using this aerogram. The Company's 2005 Annual Report is also available (in English and Chinese) on the Company's website at www.chinaunicom.com.hk.

中國聯通股份有限公司(「本公司」)2005年度報告備有英文和中文版本。本公司在收到　閣下的要求後，將提供閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種語言的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港證券登記有限公司。　閣下亦可在本公司網址(www.chinaunicom.com.hk)閱覽2005年度報告英文和中文版。

If you have any queries about how to obtain copy of the 2005 Annual Report or how to access the documents on the Company's website, please call the Company's hotline at (852) 2126 2018.

倘　閣下對於如何取得2005年度報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852)2126 2018。

中國聯通股份有限公司
China Unicom Limited

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the 2005 Annual Report or if you have received the said document in the language you want.

倘　閣下已收到2005年度報告的中、英文兩種版本或　閣下收到2005年度報告版本所採用的語言符合　閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the 2005 Annual Report but I would like to receive its English version.

本人已收到2005年度報告的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the 2005 Annual Report but I would like to receive its Chinese version.

本人已收到2005年度報告的英文版，但現在希望收取其中文版。

Name(姓名) ______________________ Signature(簽名) ______________________

Date(日期) ______________________

Address(地址) ______________________

Contact telephone number(聯絡電話號碼) ______________________

Note: If you wish to complete and return this form:

(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.

(2) Please return this form by folding the form according to the indications and mail this form to the Company's share registrar by using the aerogram overleaf.

注意：　閣下如需填寫及交回本回條：

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

請在此摺疊及封口
Please fold and seal here

BUSINESS REPLY SERVICE LICENCE NO. 414
商業回郵牌號：414

COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
46TH FLOOR,
HOPEWELL CENTRE,
183 QUEEN'S ROAD EAST,
HONG KONG

請在此摺疊及封口
Please fold and seal here

China unicom 中国联通

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

12 April 2006

Dear Shareholder,

Instruction in relation to Future Corporate Communications

Pursuant to the relevant legislation and regulation and as stipulated by the Articles of Association of China Unicom Limited (the ***Company***), the Company is permitted to allow shareholders and other entitled persons to elect:

(a) to receive summary financial reports (***Financial Summary***) in place of the complete annual report and accounts (***Full Financial Report***). The Financial Summary is a document that contains all the information and particulars contained on the face of the Company's balance sheet and profit and loss account, together with key information from the Full Financial Report. The Financial Summary only gives a summary of the information and particulars contained in the Full Financial Report, from which it is derived; and/or

(b) to rely on copies of any document issued by the Company on its website to shareholders including (but not limited to) Financial Summary, Full Financial Report, interim report, notice of meeting, listing document and circular (***Corporate Communications***) posted on the Company's website in place of being sent a printed copy of such Corporate Communication; and/or

(c) to receive the English language version only or the Chinese language version only of any Corporate Communication.

If you exercise the option in paragraph (b) above, you will be notified of the publication of the Corporate Communication on the Company's website, the address of the website and the location on the website where the Corporate Communication may be accessed and how it may be accessed. You may choose:

(a) to rely on the copy of that notification which will be posted on the Company's website in place of a printed copy of that notification; or

(b) to receive a printed copy of the notification by post.

To make your election, you may send a notice of intent to the Company in the form of the enclosed instruction slip indicating whether you wish and agree to select one of the various options given to you in the instruction slip. Please tick the appropriate box and sign and return the instruction slip, to the Company's registrar, Hong Kong Registrars Limited, at the 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your instruction slip. Otherwise, please affix an appropriate stamp.

If we do not receive your instruction slip by 31 May 2006, from 1 June 2006 onwards and until you inform the Company otherwise in accordance with the applicable legislation and regulation, we will only send to you: (a) a printed Chinese version of all future Corporate Communications (with a Financial Summary in place of the Full Financial Report) if your registered address is in Hong Kong and your name as recorded on our Register of Members is determined by us to be a Chinese name; or (b) a printed English version of all future Corporate Communications (with a Financial Summary in place of the Full Financial Report) if your registered address is overseas, or if you are a corporate shareholder, or if your name as recorded on our Register of Members is determined by us to be not a Chinese name.

Finally, please note that (a) both the English and the Chinese versions of the Financial Summary and Full Financial Report and future Corporate Communications will be available from the Company or its share registrar on request and (b) the same will also be available on the Company's website on www.chinaunicom.com.hk. If you have any queries relating to this letter, please call our hotline at 2126 2018.

For and on behalf of
China Unicom Limited
Chu Ka Yee
Company Secretary


China
unicom中国联通

中國聯通股份有限公司(股份編號：762)

(根據公司條例在香港註冊成立之有限責任公司)

敬啟者：

有關日後公司通信的指示

根據有關法例及法規以及中國聯通股份有限公司(「**本公司**」)章程細則所列明，本公司獲准讓股東及其他獲賦予權利的人士選擇：

(a) 收取財務報告概要(「**財務概要**」)，以代替整份年報及賬目(「**整份財務報告**」)。財務概要為載有本公司資產負債表及損益賬的所有資料及詳情，連同整份財務報告的重要資料的文件。財務概要僅提供從整份財務報告所載資料及詳情取得的概要；及／或

(b) 依賴本公司於網上刊發予股東的任何文件，包括(但不限於)於本公司網站刊載的財務概要、整份財務報告、中期報告、大會通告、上市文件及通函(「**公司通信**」)，以代替寄發該公司通信的印刷本；及／或

(c) 僅收取任何公司通信的英文版或中文版。

如　閣下選擇上文第(b)段的方案，本公司將通知　閣下於本公司網站刊載公司通信、網址及網站內可獲得公司通信的地方及如何獲得這些公司通信。　閣下可選擇：

(a) 依賴將於本公司網站內刊載的通知副本，以代替該通知的印刷本；或

(b) 以郵遞方式收取通知的印刷本。

為作出選擇，　閣下可以隨附的指示回條寄發意向書予本公司，於指示回條中表明　閣下是否有意及同意選擇其中的一個方案。請在適當的空格內加上「√」號，並簽署及將回條交回本公司的股份登記處香港證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心46樓)。如　閣下的登記地址位於香港，隨附的信封已預附郵資，　閣下在交回指示回條時毋須貼上郵票。如登記地位於香港以外，則請貼上適當的郵票。

如本公司於二零零六年五月三十一日前未能收到　閣下的指示回條，則由二零零六年六月一日起直至　閣下根據適用法例及法規通知本公司為止，(a)如　閣下的登記地址位於香港及本公司釐定股東名冊所記錄　閣下的姓名為中文姓名，則本公司將僅寄發所有日後公司通信的中文印刷本(連同財務概要，以代替整份財務報告)予　閣下；或(b)如　閣下的登記地址位於海外或如　閣下為公司股東，或本公司釐定股東名冊所記錄　閣下的姓名並非中文姓名，則本公司將僅寄發所有日後公司通信的英文印刷本(連同財務概要，以代替整份財務報告)予　閣下。

最後，務須留意，(a)本公司或其股份登記處將應要求提供財務概要及整份財務報告及日後公司通信的中英文兩個版本；及(b)亦可於本公司網站(www.chinaunicom.com.hk)獲得上述資料。如　閣下對本函件有任何查詢，可致電本公司的熱線2126 2018。

此致

列位股東　台照

代表
中國聯通股份有限公司
公司秘書
朱嘉儀
謹啟

二零零六年四月十二日

INSTRUCTION SLIP ON PUBLICATION AND POSTING OF CORPORATE COMMUNICATIONS

To: **China Unicom Limited**

Please tick only one box of this instruction slip

1. **Printed documents**

Financial Summary and other Corporate Communications (English, Chinese or both)

(a) ☐ I/We would like to receive the printed English version only of the Financial Summary and other Corporate Communications; **OR**

(b) ☐ I/We would like to receive the printed Chinese version only of the Financial Summary and other Corporate Communications; **OR**

(c) ☐ I/We would like to receive both the printed English and the Summary and printed Chinese versions of the Financial other Corporate Communications; **OR**

Full Financial Report and other Corporate Communications (English, Chinese or both)

(d) ☐ I/We would like to receive the printed English version only of the Full Financial Report and other Corporate Communications; **OR**

(e) ☐ I/We would like to receive the printed Chinese version only of the Full Financial Report and other Corporate Communications; **OR**

(f) ☐ I/We would like to receive both the printed English and the printed Chinese versions of the Full Financial Report and other Corporate Communications; **OR**

2. **Website documents**

(g) ☐ I/We would like to rely on (i) copies posted on the Company's website in lieu of any or all of the printed documents referred to in (a) - (f) above and (ii) the electronic notification posted on the Company's website of the publication of those documents on the Company's website and other related matters in lieu of a printed copy of that notification; **OR**

(h) ☐ I/We would like (i) to rely on copies posted on the Company's website in lieu of any or all of the printed documents referred to in (a) - (f) above and (ii) to receive by post a printed copy of the notification of the publication of those documents on the Company's website and other related matters.

Please note that:

1. The above instruction will apply to all Corporate Communications issued by the Company until you inform us otherwise by completing the Instruction Slip on Change of Future Corporate Communications and send it to us.
2. Both the English and the Chinese versions of all future Corporate Communications will be available from the Company or its Share Registrar on request.
3. If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this instruction reply in order to be valid.
4. If the number of shareholders elected to receive Financial Summary (Chinese and/or English language version(s)) is too small, the Company may not publish Financial Summary for cost-effectiveness. For those shareholder and other entitled persons elected to receive Financial Summary, the Full Financial Report of the language selected would be sent without further notice.

Name (in capital letters): ____________________ Signature: ____________________

Contact telephone number: ____________________ Date: ____________________

公司通信的刊物及寄發所指示回條

致：**中國聯通股份有限公司**

請只於本指示回條的一個空格內填上「√」號

1. **印刷文件**

財務概要及其他公司通信（英文版、中文版或中英文兩個版本）

(a) ☐ 本人／吾等欲僅收取財務概要及其他公司通信的英文印刷本；**或**

(b) ☐ 本人／吾等欲僅收取財務概要及其他公司通信的中文印刷本；**或**

(c) ☐ 本人／吾等欲收取財務概要及其他公司通信的中英文兩個印刷版本；**或**

整份財務報告及其他公司通信（英文版、中文版或中英文兩個版本）

(d) ☐ 本人／吾等欲僅收取整份財務報告及其他公司通信的英文印刷本；**或**

(e) ☐ 本人／吾等欲僅收取整份財務報告及其他公司通信的中文印刷本；**或**

(f) ☐ 本人／吾等欲收取整份財務報告及其他公司通信的中英文兩個印刷版本；**或**

2. **網站文件**

(g) ☐ 本人／吾等欲依賴刊載於 貴公司網站的副本，以代替上文(a)至(f)所指的所有印刷文件，及(ii)刊載於 貴公司網站，有關於 貴公司網站刊載該等文件及其他有關事宜的電子通知，以代替印刷本的通知；**或**

(h) ☐ 本人／吾等欲(i)依賴刊載於 貴公司網站的副本，以代替上文(a)至(f)所指的所有印刷文件，及(ii)以郵遞方式收取有關於 貴公司網站刊載該等文件及其他有關事宜通知的印刷副本。

務請注意：

1. 上述指示將適用於本公司刊發的所有公司通信，直至 閣下通知本公司作出更改指示為止。
2. 本公司或其股份登記處將可應要求提供所有日後公司通信的英文及中文兩個版本。
3. 如 閣下的股份以聯名方式持有，則所有聯名持有人或名列本公司股東名冊的首名聯名持有人須於本指示回條上簽署，方為有效。
4. 如欲僅收取財務概要（中文及／或英文印刷本）的股東人數太少，基於成本效益的考慮，本公司將不會製作財務概要。欲僅收取財務概要的股東（及其他獲賦予權利的人士）將獲寄發所選擇文本的整份財務報告而不作另行通知。

姓名（正楷）： 簽署：

______________________ ______________________

聯絡電話號碼： 日期：

______________________ ______________________

China unicom 中国联通

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

12 April 2006

Dear Shareholder,

Instruction on Change of Future Corporate Communications

Pursuant to relevant legislation and regulation and the Articles of Association of China Unicom Limited (the ***Company***), the Company is permitted to send summary financial reports (***Financial Summary***), the complete annual report and accounts (***Full Financial Report***), interim report, notice of meeting, listing document and circular (***Corporate Communications***) to its shareholders in the English language only, or the Chinese language only, or both the English and Chinese language versions, provided that the Company has made adequate arrangements to ascertain the wishes of its shareholders.

The Company refers to your previous instructions to make arrangements to send Corporate Communications in your selected language, or to publish Corporate Communications on its website instead of sending printed copies of Corporate Communications, provided that you have the right at any time in writing, or complete the "Instruction Slip on Change of Future Corporate Communications" attached herewith and return to the Company's registrar, Hong Kong Registrars Limited at the 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (the ***Share Registrar***) to change your choice of language and form of the Corporate Communications. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your instruction slip. Otherwise, please affix an appropriate stamp. "Instruction Slip on Change of Future Corporate Communications" may also be downloaded from the Company's website under "Investor Relations".

The Company will send the selected language version of the Corporate Communications in printed form to you or by electronic means based on your selection unless and until you further notify the Company in writing that you wish to receive the Corporate Communications in the other (or both) languages or in another means.

To make your election, you may send a notice of intent to the Company in the form of the enclosed instruction slip indicating whether you wish and agree to select one of the various options given to you in the instruction slip. Please tick the appropriate box and sign and return the instruction slip to the Company's Share Registrar.

If you have any queries relating to this letter, please call our hotline at 2126 2018.

For and on behalf of
China Unicom Limited
Chu Ka Yee
Company Secretary



中國聯通股份有限公司(股份編號：762)

(根據公司條例在香港註冊成立之有限責任公司)

敬啟者：

更改日後公司通信的指示

根據有關法例及規則以及中國聯通股份有限公司(「**本公司**」)的章程細則，本公司獲准向其股東只寄發英文版或中文版或同時寄發中英文兩個語言文本的財務報告概要(「**財務概要**」)、整份年報及賬目(「**整份財務報告**」)、中期報告、大會通告、上市文件及通函(「**公司通信**」)，惟本公司須已對確定股東的意願作出充分的安排。

本公司已按 閣下早前的指示，為 閣下安排寄發所選擇的語言文本的公司通信，或以於本公司網站刊載的公司通信，代替寄發該公司通信的印刷本。惟 閣下有權隨時以書面形式或填妥隨函附上的「更改日後公司通告的指示回條」，向本公司的股份登記處香港證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心46樓)(「**股份登記處**」)更改有關公司通信語言文本的選擇。如 閣下的登記地址位於香港，隨附的信封已預附郵資， 閣下在交回指示回條時毋須貼上郵票。如登記地位於香港以外，則請貼上適當的郵票。「更改日後公司通信的指示回條」亦可於本公司網站的「投資者關係」一欄內下載。

本公司將向已作出選擇的股東寄發其所揀選語言文本的公司通信的印刷本，除非及直至 閣下以書面通知本公司欲收取另一種(或同時收取兩種)語言文本，或其他通信方法的公司通信為止。

為作出更改， 閣下可以隨附的指示回條寄發意向書予本公司，於指示回條中表明 閣下是否有意及同意選擇其中的一個方案。請在適當的空格內加上「√」號，並簽署及將回條交回本公司的股份登記處。

如 閣下對本函件有任何查詢，可致電本公司的熱線2126 2018。

此致

列位股東 台照

代表
中國聯通股份有限公司
公司秘書
朱嘉儀
謹啟

二零零六年四月十二日

INSTRUCTION SLIP ON CHANGE OF FUTURE CORPORATE COMMUNICATIONS

To: **China Unicom Limited**
46th Floor, Hopewell Centre,
183 Queen's Road East
c/o Hong Kong Registrars Limited
(Fax: (852) 25296081)

Please tick only one box of this instruction slip

1. **Printed documents**

Financial Summary and other Corporate Communications (English, Chinese or both)

(a) ☐ I/We would like to receive the printed English version only of the Financial Summary and other Corporate Communications; **OR**

(b) ☐ I/We would like to receive the printed Chinese version only of the Financial Summary and other Corporate Communications; **OR**

(c) ☐ I/We would like to receive both the printed English and the printed Chinese versions of the Financial Summary and other Corporate Communications; **OR**

Full Financial Report and other Corporate Communications (English, Chinese or both)

(d) ☐ I/We would like to receive the printed English version only of the Full Financial Report and other Corporate Communications; **OR**

(e) ☐ I/We would like to receive the printed Chinese version only of the Full Financial Report and other Corporate Communications; **OR**

(f) ☐ I/We would like to receive both the printed English and the printed Chinese versions of the Full Financial Report and other Corporate Communications; **OR**

2. **Website documents**

(g) ☐ I/We would like to rely on (i) copies posted on the Company's website in lieu of any or all of the printed documents referred to in (a) - (f) above and (ii) the electronic notification posted on the Company's website of the publication of those documents on the Company's website and other related matters in lieu of a printed copy of that notification; **OR**

(h) ☐ I/We would like (i) to rely on copies posted on the Company's website in lieu of any or all of the printed documents referred to in (a) - (f) above and (ii) to receive by post a printed copy of the notification of the publication of those documents on the Company's website and other related matters.

Please note that:

1. The above instruction will apply to all Corporate Communications issued by the Company until you have made the instruction of change to inform us otherwise by further completing an Instruction Slip on Change of Future Corporate Communications and send it to us.

2. Both the English and the Chinese versions of all future Corporate Communications will be available from the Company or its Share Registrar on request.

3. If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this instruction reply in order to be valid.

4. If the number of shareholders elected to receive Financial Summary (Chinese and/or English language version(s)) is too small, the Company may not publish Financial Summary for cost-effectiveness. For those shareholder and other entitled persons elected to receive Financial Summary, Full Financial Report of the language selected would be sent without further notice.

Name (in capital letters): ____________________

Signature: ____________________

Contact telephone number: ____________________

Date: ____________________

更改日後公司通信的指示回條

致：**中國聯通股份有限公司**
香港皇后大道東183號
合和中心46樓
香港證券登記有限公司　　轉交
（傳真：(852) 2529 6087）

請只於本指示回條的一個空格內填上「√」號

1.　**印刷文件**

財務概要及其他公司通信（英文版、中文版或中英文兩個版本）

(a)　☐　本人／吾等欲僅收取財務概要及其他公司通信的英文印刷本；**或**

(b)　☐　本人／吾等欲僅收取財務概要及其他公司通信的中文印刷本；**或**

(c)　☐　本人／吾等欲收取財務概要及其他公司通信的中英文兩個印刷版本；**或**

整份財務報告及其他公司通信（英文版、中文版或中英文兩個版本）

(d)　☐　本人／吾等欲僅收取整份財務報告及其他公司通信的英文印刷本；**或**

(e)　☐　本人／吾等欲僅收取整份財務報告及其他公司通信的中文印刷本；**或**

(f)　☐　本人／吾等欲收取整份財務報告及其他公司通信的中英文兩個印刷版本；**或**

2.　**網站文件**

(g)　☐　本人／吾等欲依賴刊載於　貴公司網站的副本，以代替上文(a)至(f)所指的所有印刷文件，及(ii)刊載於　貴公司網站，有關於　貴公司網站刊載該等文件及其他有關事宜的電子通知，以代替印刷本的通知；**或**

(h)　☐　本人／吾等欲(i)依賴刊載於　貴公司網站的副本，以代替上文(a)至(f)所指的所有印刷文件，及(ii)以郵遞方式收取有關於　貴公司網站刊載該等文件及其他有關事宜通知的印刷副本。

務請注意：

1.　上述指示將適用於本公司刊發的所有公司通信，直至　閣下填妥並交回更改日後公司通信的指示回條予本公司為止。

2.　本公司或其股份登記處將可應要求提供所有日後公司通信的英文及中文兩個版本。

3.　如　閣下的股份以聯名方式持有，則所有聯名持有人或名列本公司股東名冊的首名聯名持有人須於本指示回條上簽署，方為有效。

4.　如欲僅收取財務概要（中文及／或英文印刷本）的股東人數太少，基於成本效益的考慮，本公司將不會製作財務概要。欲僅收取財務概要的股東及其他獲賦予權利的人士將獲寄發所選擇語言文本的整份財務報告而不作另行通知。

姓名（正楷）：＿＿＿＿＿＿＿＿　　簽署：＿＿＿＿＿＿＿＿

聯絡電話：＿＿＿＿＿＿＿＿　　日期：＿＿＿＿＿＿＿＿